Exhibit 99.1

The securities have not been registered with the United States Securities and Exchange Commission, or the SEC, and are not being offered in the United States or to U.S. Persons. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on information contained in this Prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. You should not consider this Prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this Prospectus supplement to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

Unless the context in which such terms are used would require a different meaning, all references to "Ellomay," "us," "we," "our" or the "Company" refer to Ellomay Capital Ltd. and its consolidated subsidiaries. All references to "$," "dollar," "US$" or "U.S. dollar" are to the legal currency of the United States of America, references to "NIS" or "New Israeli Shekel" are to the legal currency of Israel and references to "€," "Euro" or "EUR" are to the legal currency of the European Union.

All references to "$," "dollar," "US$" or "U.S. dollar" are to the legal currency of the United States of America, references to "NIS" or "New Israeli Shekel" are to the legal currency of Israel and references to "€," "Euro" or "EUR" are to the legal currency of the European Union.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

All trademarks, service marks, trade names and registered marks used in this Prospectus are trademarks, trade names or registered marks of their respective owners.

Statements made in this Prospectus concerning the contents of any agreement, contract or other document are summaries of such agreements, contracts or documents and are not complete description of all of their terms. If we filed any of these agreements, contracts or documents as exhibits to this Prospectus or to any previous filing with the Securities and Exchange Commission, or SEC, you may read the document itself for a complete understanding of its terms.

RISK FACTORS

Investing in our securities involves significant risk and uncertainty. You should carefully consider the risks and uncertainties described below as well as the other information contained in this Prospectus before making an investment decision with respect to our securities. If any of the following risks actually occurs, our business, financial condition, prospects, results of operations and cash flows could be harmed and could therefore have a negative effect on the trading price of our securities and on our ability to repay our debts.

The risks described below are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations in the future.

Risks Related to our Business

Risks Related to our Renewable Energy Operations

Our business depends to a large extent on the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and adversely impact our revenues and growth prospects.  Many countries, such as Germany, Spain, Italy, the Netherlands, France, Portugal, Japan and Israel, offer substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies in the form of FiT or other incentives to promote the use of clean energy (including solar energy and biogas) and to reduce dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. These government incentives could potentially be reduced or eliminated altogether. For instance, both the Italian and Spanish governments had in the past revised the government incentives as described under "Business" below and in our financial statements included elsewhere in this Prospectus. If the Italian or Spanish governments elect to further revise the incentive scheme, this may adversely affect the profitability from our PV Plants and from any new photovoltaic plant acquired by us in these countries, and may prevent us from continuing to acquire photovoltaic plants in Italy or in Spain. If the Dutch government revises the incentive scheme for existing or future WtE facilities in a way that will reduce the support or increase the liabilities of WtE facilities, this may adversely affect our profitability from future WtE projects in the Netherlands. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could substantially affect our profitability and adversely affect our ability to continue and develop new renewable energy facilities.

We may seek to invest in renewable energy facilities that have already been connected to the national grid and are eligible to receive the applicable regulatory incentive. These construction ready, constructed and connected renewable energy facilities may not be available for acquisition on terms beneficial to us or at all and, if available, may still be subject to retroactive changes through regulatory action.  Acquisitions of renewable energy facilities that have already been constructed and are connected to the national grid currently provide relatively more certainty as to their economic potential compared to facilities that are still in the planning or construction stage. It may be difficult for us to locate suitable acquisition opportunities with attractive returns, and, even if we do locate them, the acquisition of an operating renewable energy facility may be less attractive as the renewable energy market matures and the remaining subsidy periods are shorter and as operating plants are generally more expensive. Our inability to locate and acquire additional renewable energy facilities and the higher cost of such renewable energy facilities may adversely affect our business and results of operations. Even if we do locate and acquire existing renewable energy facilities, changes in the regulation could be applied retroactively to existing plants and to the existing remuneration scheme, as has already happened in both Spain and Italy, which could also adversely affect our business and results of operations.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy facilities, which may adversely affect our operations.  The installation and operation of renewable energy facilities is subject to oversight and regulation in accordance with international, European, national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, utility interconnection requirements and other rules and regulations. Various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy facilities. If such permits, licenses and authorizations are not issued on a timely basis, this could result in the interruption, cessation or abandonment of a newly constructed renewable energy facility, or may require making significant changes to such renewable energy facility, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease operating the relevant renewable energy facility for the period required in order to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

Success of our renewable energy facilities, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy facilities, or the Contractors, and of the other third parties involved, including subcontractors, local advisors, financing entities, land owners, suppliers of parts and equipment, the energy grid regulator, governmental agencies and other potential purchasers of electricity.  The construction and operation of a renewable energy facility requires timely input, often of a highly specialized technical nature, from several parties, including without limitation, the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). In addition, as we use Contractors in order to operate and maintain our renewable energy facilities, we depend on the Contractors' expertise and experience, representations, warranties and undertakings regarding, inter alia: the operation, maintenance and performance of each of the facilities, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors' financial stability. If the Contractors' representations or warranties are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption, cessation or abandonment of the relevant facility, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

As a substantial part of our business is currently located in Europe, we are subject to a variety of additional risks that may negatively impact our operations.  We currently have substantial operations in Italy and in Spain, which are held by our Luxembourg subsidiary, and may make additional investments in projects located outside of Israel, such as acquisition of the waste-to-energy projects in the Netherlands pursuant to the Ludan Agreement. Due to these operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with Italian, Spanish and European Union law.

In addition, in June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum (Brexit). The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could continue for a few years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, and has given rise for the governments of other EU member states to consider withdrawal.

These developments, or the perception that any of them could occur, could have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and future growth. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

We cannot assure you that we would be able to adequately address some or all of these additional risks. If we were unable to do so, our operations might suffer.

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy facilities includes mainly the incentives in the form of governmental subsidies and in addition proceeds from the sale of electricity and gas produced in the electricity and gas market at market price. A decrease in the price of electricity in the countries in which we operate may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

An increase in the prices of components of the renewable energy facility may adversely affect our future growth and our business. Renewable energy facilities installations have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. A future reversal in the trend and an increase in the prices of solar panels and other components of the system (such as invertors and related electric components) or an increase in the prices of components of other renewable energy facilities, may increase the costs of replacing components in our existing facilities or the costs of constructing new facilities and impact the profitability of constructing facilities and our ability to expand our business. Additionally, if there is a shortage of key components necessary for the production of the components, that may constrain our revenue growth

As electric power accounts for a growing share of overall energy use, the market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. Our competitors who strive to construct new renewable energy facilities and acquire existing facilities may have established more prominent market positions and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new facilities.

Risks Related to our PV Plants

Our PV Plants are located in Italy and in Spain and therefore the revenues derived from them mainly depend on payments received from Italian and Spanish governmental entities. The economic crisis in the European Union, specifically in Italy and in Spain, and measures taken in order to improve Italy's and Spain's financial position, may adversely affect the results of our operations.  Although the economies of both Italy and Spain has improved since the global financial crisis in 2007, both countries remain in a state of financial crisis and commenced during 2013 and 2014 several legislation processes that revise or affect the remuneration scheme for photovoltaic plants (as described under "Business" below and our financial statements included elsewhere in this Prospectus), and may do so again in the future.  We cannot assure you that the continued economic crisis will not cause additional changes to the Italian government's photovoltaic energy incentive schemes or that no additional changes will be made to Spain's photovoltaic energy incentive scheme that may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

We are exposed to the possibility of damages to, or theft of, the various components of our PV Plants. Such occurrences may cause disruptions in the production of electricity and additional costs.  Some of our PV Plants suffered damages and disruption in the production of electricity as a result of theft of panels and other components, or due to bad weather and land conditions. Although such damages and theft are generally covered by the PV Plants' insurance policies, in certain circumstances such occurrences, may not be covered in part by the insurance and may cause an increase in the premiums paid to our insurance companies, all of which may adversely affect our results of operations and profitability.

The performance of our PV Plants depends on the quality of the solar panels installed and on the reliability of the suppliers of solar panels. Our PV Plants' performance depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractor with respect to minimum performances. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. If the suppliers of solar panels will not meet their undertakings under the guarantees and no replacement panels will be available at a reasonable price, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

In the event we will be unable to continuously comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of several of our PV Plants, our results of operations may be adversely affected.  In connection with the financing of several of our PV Plants, we have long-term agreements with an Italian bank and a leasing company. The agreements that govern the provision of financing include, inter alia, undertakings and financial covenants that we are required to maintain for the duration of such financing agreements, the majority of which are based on the ongoing income derived from the relevant PV Plant, which may be adversely affected by the various risks detailed herein. In the event we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and, finally, to the acceleration of the repayment of debt. These occurrences may have an adverse effect on our financial position and results of operations and on our ability to obtain outside financing for other projects.

 Our ability to produce solar power is dependent upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  Solar power production has a seasonal cycle, and adverse meteorological conditions can materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. In addition, floods, storms, seismic turbulence and earth movements may damage our PV Plants and the insurance coverage we have for such risks may not cover the damage in full because these circumstances are sometimes deemed "acts of god." Future expenses due to the need to replace damaged components or the lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability.

Risks Related to Our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders' agreement with Dori Energy and the other shareholder of Dori Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Dori SHA and the Luzon Group, respectively, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori SHA, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of nine directors, we do not control Dorad's operations. In July 2015, Dori Energy filed a petition for approval of a derivative action on behalf of Dorad against several parties, including another shareholder of Dorad and, following the filing of this petition, other shareholders of Dorad have filed a petition for approval of a derivative action on behalf of Dorad against the Luzon Group, Dori Energy and Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy's shares, and have also filed a statement of claim against Dori Energy, the Luzon Group, Dorad and the remaining shareholders of Dorad, all as more fully described below. Therefore, we have joint control over Dori Energy and limited control over Dorad we may not be able to prevent certain developments that may adversely affect their business and results of operations. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see "We may be deemed to be an "investment company" under the Investment Company Act of 1940, which could subject us to material adverse consequences" below.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy. The Dori SHA contains several restrictions on our ability to transfer our holdings in Dori Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability is dependent on a variety of factors, many of which are not within Dorad's control.  Dorad's only substantial asset is a combined cycle power (bi-fuel) plant running mainly on natural gas, with a production capacity of approximately 850 MW, or the Dorad Power Plant, on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the Israeli Electric Company, or IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy produced. Various factors and events may materially adversely affect Dorad's results of operations and profitability and, in turn, have a material adverse effect on Dori Energy's and our results of operations and profitability. These factors and events include:

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The Dorad Power Plant is exposed to various risks, including noncompliance or breach by the contractor involved in the construction of its obligations during the warranty period causing delays and inability to provide electricity to Dorad's customers, which may result, inter alia, in fines and penalties being imposed on Dorad or in higher operating expenses, or outside events and delays in supply of equipment or replacement parts required for the continued operations of the Dorad Power Plant, all of which may have a material adverse effect on Dorad's results of operations and profitability;

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The operation of the Dorad Power Plant is highly complex and dependent upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad's customers or in over-production, both of which could have a material adverse effect on Dorad's operations and profitability.

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Dorad's operations are dependent upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. In the event the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad's customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad's profitability could be adversely affected.

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Significant equipment failures may limit Dorad's production of energy. Although such damages are generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad's profitability.

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The electricity sector in Israel is highly centralized and is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. In addition, the electricity sector is subject to various laws and regulations, such as in connection with the tariffs charged by the IEC, including the resolution from May 2013 to charge private manufacturers for the IEC's system operation services, and the licensing requirement. The prices paid by Dorad to the IEC for system operation services provided to Dorad and the fees received by Dorad from the IEC for electricity sold to the IEC and for providing the IEC with energy availability are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. In addition, the employees of the IEC, who object to certain reforms in the Israeli electricity sector, have in the past applied sanctions to prevent the connection, and at a later stage threatened to disconnect, the Dorad Power Plant from the Israeli national grid as part of their efforts to prevent implementation of these reforms and may in the future do so again. Any changes in the tariffs, system charges or applicable regulations, failure by Dorad to maintain the required license, the inability of the IEC to pay Dorad or unilateral actions on the part of IEC's employees may adversely affect Dorad's plan of operations and could have a material adverse effect on Dorad's profitability.

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The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad's actions and contracts with third parties. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities and additional factors may adversely affect Dorad's operations and profitability.

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The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. The location of the Dorad Power Plant is within range of missile strikes from the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip, including a fifty day period in July and August of 2014 in which more than 4,500 missiles, rockets and mortar shells were fired from the Gaza Strip to Southern and Central Israel. Although measures were taken to protect the Dorad Power Plant from missile attacks, any such further attacks to the area or any direct damage to the location of the Dorad Power Plant may damage Dorad's facilities and disrupt the operations of the Dorad Power Plant and thereafter its operations, and may cause losses and delays.

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Dorad entered into a long-term natural gas supply agreement with the partners in the "Tamar" license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a "take or pay" mechanism, subject to certain restrictions and conditions, that may result in Dorad paying for natural gas not actually required for its operations. In the event Dorad will be required to pay for natural gas that it does not need and cannot store for future use, Dorad's results of operations and profitability could be adversely affected. Tamar is currently Dorad's sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad's operations will depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of the natural gas under the supply agreement with Tamar is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the "final floor price" included in the agreement. Due to the reduction in fuel and energy prices and the resulting reduction in the production tariff during 2015, the price for natural gas under the agreement with Tamar reached the final floor price in March 2016 and will not be further reduced in the event of future reductions in the fuel and energy prices and the production tariff, as are currently contemplated by the Israeli Electricity Authority. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad's results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad's profitability may be adversely affected.

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The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad's profitability and results of operations.

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As a result of the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad's credit facility, it is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. As the hedging performed by Dorad does not completely eliminate such exposures, Dorad's profitability might be adversely affected due to future changes in exchange rates or in the Israeli consumer price index.

Risks Related to our Other Operations

Risks Related to the Manara Project

We only recently received the Conditional License in connection with the Manara Project and if we do not timely meet any of the milestones the Conditional License could be revoked. The Conditional License includes several milestones and deadlines for reaching such milestones (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). The Israeli Public Utilities Authority – Electricity, or the Israeli Electricity Authority, could revoke the Conditional License if we do not timely meet milestones under the Conditional License or refuse to issue an electricity production license if it claims that we are in default of the terms of the Conditional License. Any such attempted revocation could prevent us from completing the Manara Project, resulting in a loss of some or all of the funds invested in the Manara Project.

The Israeli electricity market is highly regulated and, as noted above, is dominated by the IEC. Our ability to receive a permanent license for the Manara Project depends, among other things, on our success in meeting the conditions of the Conditional License before our competitors or on the increase in the pumped storage quota determined by the Israeli Electricity Authority.  The current quota determined by the Israeli Electricity Authority for pumped storage projects in Israel is 800 MW. There is one entity that is currently in the final construction stages of a 300 MW pumped storage project in the Gilboa, Israel and another entity that is in the planning stages and is attempting to reach financial closing. In the event these or other entities that hold a valid conditional license for the construction of a pumped storage facility in Israel comply with the requirements of their conditional license before we comply with the terms of the Conditional License, they may receive an electricity production license, decreasing the remaining quota and affecting the Manara Project's right to receive such license under the 800 MW quota. Although there were discussions concerning the increase of the quota to above 1,000 MW, there can be no assurance as to whether and when the increase will be authorized. If we will not be eligible to receive an electricity production license due to the issuance of such licenses to competitors and the insufficient quota, we will not be able to complete or operate the Manara Project, resulting in a loss of some or all of the funds invested in the Manara Project.

Risks Related to WtE Facilities

We only recently entered into the Ludan Agreement and although we will contribute to the Approved Projects from our existing and accumulated expertise, we are only now gaining experience in the WtE field. We entered into the Ludan Agreement in July 2016 and, although we expect to contribute to the Approved Projects from our renewable energy managerial, operational and project finance expertise, we do not yet have a substantial experience with WtE projects and in the Netherlands renewable energy market. The Ludan Agreement includes several conditions precedent to our obligation to invest in WtE projects and there is no assurance as to how many projects will comply with these conditions and as to the timing of such compliance. Although we will hold a majority of the shares of each project company, Ludan received minority holder protective rights under the Ludan Agreement and will also act as the EPC and O&M contractor of the Approved Projects (except for the first Gasification Approved Project), based on agreements to be mutually agreed with us. Future disagreements with Ludan may have a material adverse effect on the operations of the Approved Projects and, as a result, on our results of operations.

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy facilities in general, WtE projects are exposed to risks specific to this industry. In addition to the risks detailed above under "Risks Related to our Renewable Energy Operations," WtE projects are exposed to additional risks specific to this industry, including:

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As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind, solar and hydro energies), the success of a WtE facility depends on its ability to procure and maintain sufficient levels of the waste applicable and suitable to the WtE technology the facility uses, in order to meet a certain of range of energy (gas, electricity or heat) production levels. The WtE facility is required to enter into long-term supply agreements with waste suppliers, such as farmers, food manufacturers and other specialized waste suppliers. Any increase in the price of waste or shortage in the type or quality of waste required to produce the desired energy levels with the technology used by the facility could slow down or halt operations, causing a material adverse effect on the results of operations. The quality and availability of a range of a certain feedstock mix might also increase the facility's operating costs, either due to the need to purchase more expensive feedstock mix in order to meet the desired energy production levels, or due to increase in the amounts of residues and the resulting increase of removal of surplus quantities. In addition to the impact of  the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial, for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. The quality and reliability of the gas upgrading component, which convert the biogas to grid quality gas (methane), in facilities that produce gas to grid, is important for determining the gas upgrading ratio, which ultimately regulate the gas production levels and therefor the revenue streams from the sales of gas, receiving subsidy for gas, and eventually the facility's profitability.  Therefore, any shortage of quality feedstock, changes in the feedstock mix available for use, and shortage in the gas upgrading component could have a material adverse effect on the results of operations of the WtE facilities.

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The WtE industry is subject to many laws and regulations which govern the protection of the environment, quality control standards, health and safety requirements, and the management, transportation and disposal of different types of waste. Environmental laws and regulations may require removal or remediation of pollutants and may impose civil and criminal penalties for violations. The costs arising from compliance with environmental laws and regulations may increase operating costs for our WtE facilities and we may be exposed to penalties for failure to comply with such laws and regulations. In addition, existing regulation governing waste management and waste disposal provide incentives to feedstock suppliers to use waste management solutions such as the provision of feedstock to WtE facilities. Any regulatory changes that impose additional environmental restrictions on the WtE industry or that relieve feedstock suppliers from the stringent regulation concerning waste management and disposal could increase our operating costs, limit or change the cost of the feedstock available to us, and adversely affect our results of operations.

Risks Related to our Operations

Our ability to leverage our investments and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.  Due to the crisis in the European financial markets in general, and in the Italian and Spanish financial markets specifically, obtaining financing from local banks is more difficult, and the terms on which such financing can be obtained are less favorable to the borrowers.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and increase our operations. Due to the financial crisis in the European Union in general, and in countries like Greece, Spain and Italy specifically, the local Italian and Spanish banks have limited the scope of financing available to commercial firms and the financing that is provided involves terms less favorable than terms provided prior to the financial crisis. In addition, obtaining financing for our PV Plants from financial institutions that are not located in Spain or in Italy is difficult due to such institutions' lack of familiarity with these markets and the underlying assets. Although we have financing agreements with respect to several of our PV Plants and raised significant funds in Israel during 2014 by the issuance of our Series A Debentures and are seeking to raise additional funds through this offering of Series B Debentures, there is no assurance that we will be able to procure additional project financing for our remaining PV Plants or any operations we will acquire in the future or additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and increase our operations.

Our ability to freely operate our business is limited as a result of certain restrictive covenants contained in the deed of trust of our Series A Debentures and the deed of trust of the Debentures offered by this Prospectus. The deed of trust governing the Series A Debentures, or the Series A Deed of Trust, and the deed of trust governing the Debentures, contains a number of restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a "negative pledge" with respect to a floating pledge on all of our assets and an obligation to pay additional interest in the event of certain rating downgrades. The Series A Deed of Trust and the deed of trust governing the Debentures offered by this Prospectus also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Series A or Series B Debentures could result in demand for immediate repayment of the outstanding amount under the Series A and Series B Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2016, our total indebtedness in connection with corporate and project financing was approximately $60 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The trust deed governing the Series A Debentures permits us to incur additional indebtedness, subject to maintaining certain financial ratios and covenants. Our debt, including the Series B Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

•
increasing our vulnerability to adverse economic, industry or business conditions and cross currency movements and limiting our flexibility in planning for, or reacting to, changes in our industry and the economy in general;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, thus reducing the funds available for operations and future business development; and

•	limiting our ability to obtain additional financing to operate, develop and expand our business.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants, in the Netherlands WtE projects and in Dori Energy are denominated in Euro and NIS. Our Series A Debentures are, and the Series B Debentures will be, denominated in NIS and the interest and principal payments are to be made in NIS. The financing we have obtained in connection with several of our PV Plants bears interest that is based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap and forward transactions as more fully explained in "Quantitative and Qualitative Disclosures About Market Risk" below, we cannot ensure that we will manage to eliminate these risks in their entirety. These swap and forward transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

If we do not conduct an adequate due diligence investigation of a target project, we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price.  We must conduct a due diligence investigation of target projects that we would intend to acquire or purchase an interest in. Intensive due diligence is time consuming and expensive due to the technical, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target business, we cannot assure you that this due diligence will reveal all material issues that may affect a particular target project, or that factors outside the control of the target project and outside of our control will not later arise. If our due diligence review fails to identify issues specific to a target project, industry or the environment in which the target project operates, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in losses. Even though these charges may be non-cash items and may not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our ordinary shares.

We may be deemed to be an "investment company" under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an "investment company" under the Investment Company Act if we invest more than 40% of our assets in "investment securities," as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not "investment securities" for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not "investment securities"), succeed in making additional strategic "controlling" investments and continue to monitor our investment in Dori Energy, we may be deemed to be an "investment company." We do not believe that our holdings in the PV Plants would be considered "investment securities," as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara Project would be considered "investment securities," as we control the project company. In addition, despite minority holder protective rights granted under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business' operation, we believe that our interests in these Approved Projects do not constitute "investment securities" given, among other things, our expected contribution to the operations of the Approved Projects and majority shareholder status in the Approved Projects. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under "Business" below) and other relevant assets, all of which may be deemed to be "investment securities," would result in our being deemed to be an "investment company." If we were deemed to be an "investment company," we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian and Spanish photovoltaic power plants markets) were made through a controlling investment, we do not believe that we are currently engaged in "investment company" activities or business. These limitations may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

Our ability to successfully effect acquisitions and to be successful thereafter will be significantly dependent upon the efforts of our key personnel. Several of our key personnel allocate their time to other businesses.  Our ability to successfully effect acquisitions is dependent upon the efforts of our key personnel, including Shlomo Nehama, our chairman of the board, Ran Fridrich, a director and our Chief Executive Officer and Menahem Raphael, a member of our board. We entered into a management services agreement, or the Management Services Agreement, with entities affiliated with these board members and they have allocated a significant portion of their time to our company since the execution of the Management Services Agreement. However, they are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If their other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to consummate acquisitions.

We may be characterized as a passive foreign investment company.  Our U.S. shareholders may suffer adverse tax consequences.  Under the PFIC rules, for any taxable year that our passive income or our assets that produce passive income exceed specified levels, we will be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences for our U.S. shareholders, which may include having certain distributions on our ordinary shares and gains realized on the sale of our ordinary shares treated as ordinary income, rather than as capital gains income, and having potentially punitive interest charges apply to the proceeds of sales of our ordinary shares and certain distributions.

Certain elections may be made to reduce or eliminate the adverse impact of the PFIC rules for holders of our shares, but these elections may be detrimental to the shareholder under certain circumstances. The PFIC rules are extremely complex and U.S. investors are urged to consult independent tax advisers regarding the potential consequences to them of our classification as a PFIC.

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. shareholder that held our shares in 2008 through 2012.  We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. shareholders that initially acquired our ordinary shares in 2013, 2014 and 2015. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

For a more detailed discussion of the consequences of our being classified as a PFIC, see "Taxation" below.

We have undergone, and will in the future undergo, tax audits and may have to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxemburg, Italy, Spain and The Netherlands). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. While we believe we comply with applicable tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected.

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 59.4% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 4.4% of our outstanding ordinary shares, Ran Fridrich, our CEO and a member of our Board of Directors, holds directly an additional 1.1% of our outstanding ordinary shares and Menahem Raphael, a member of our Board of Directors who, together with Ran Fridrich, controls the general partner of Kanir, directly and indirectly holds an additional 4.3% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, as a result of this concentration of control, we are deemed a "controlled company" for purposes of NYSE MKT rules and as such we are not subject to certain NYSE MKT corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in "Memorandum of Association and Second Amended and Restated Articles" below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements reflect our current view about future plans, intentions or expectations. These forward-looking statements include, in particular, statements about our plans, strategies and prospects and may be identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Prospectus and therefore, all forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this Prospectus under the caption "Risk Factors," in which we have disclosed the material risks related to our business. These forward-looking statements involve risks and uncertainties, and the cautionary statements identify important factors that could cause actual results to differ materially from those predicted in any forward-looking statements. We undertake no obligation to update any of the forward-looking statements after the date of this Prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law. You should read this Prospectus completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis is based on and should be read in conjunction with our audited consolidated annual financial statements and our unaudited condensed consolidated interim financial statements for the six month period ended June 30, 2016, including the related notes, and the other financial information included in this Prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Prospectus.

Operating Results

General

We are involved in the production of renewable and clean energy. We own sixteen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel and 51% of Groen Gas Goor B.V., which is a company constructing an anaerobic digestion facility in Goor, the Netherlands.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements and in notes 2 and 3 to our unaudited condensed consolidated interim financial statements as at June 30, 2016. Certain accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate. The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates computed by us that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the following:

Purchase price allocation

We are required to allocate the purchase price of investment in investees to the assets and liabilities of the investee, on the basis of their estimated fair value. This valuation requires management to use significant estimates and assumptions. The intangible assets that were recognized include the customer portfolio. Critical estimates that were used to value certain assets include, inter alia, the cash flows expected from the customer portfolio. Management's assessments regarding the fair value and useful life are based on assumptions management considered reasonable, but involve uncertainty, therefore actual results may be different.

Fair value measurement of non-trading derivatives

Within the scope of the valuation of derivative not traded on an active market, we make assumptions about unobserved data using valuation models.

Results of Operations

Six Months Ended June 30, 2016 Compared with Six Months Ended June 30, 2015

Revenues were approximately $6.5 million (approximately €5.8 million) for the six months ended June 30, 2016, compared to approximately $7.2 million (approximately €6.5 million) for the six months ended June 30, 2015. The decrease in revenues is mainly a result of relatively lower radiation levels during the six months ended June 30, 2016 compared to the six month period ended June 30, 2015, as 2015 was characterized by high levels of radiation.

Operating expenses were approximately $1.2 million (approximately €1 million) for the six months ended June 30, 2016, compared to approximately $1.5 million (approximately €1.3 million) for the six months ended June 30, 2015. The decrease in operating expenses is mainly attributable to lower expenses under O&M agreements and reduction of the municipal tax paid by our Italian subsidiaries. Depreciation expenses were approximately $2.5 million (approximately €2.2 million) for each of the six months ended June 30, 2016 and June 30, 2015.

General and administrative expenses were approximately $1.8 million for the six months ended June 30, 2016, compared to approximately $1.7 million for the six months ended June 30, 2015. During the six months ended June 30, 2016, we invested approximately $0.6 million in the Manara PSP, an amount that was recorded in the general and administrative expenses. The increase in general and administrative expenses in connection with the Manara PSP was partially offset by a decrease in other consulting expenses and reduced labor costs following the termination of employment of one of our senior employees.

Company's share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $0.3 million for the six months ended June 30, 2016, compared to approximately $0.2 million in the six months ended June 30, 2015.

Financing expenses, net was approximately $2.8 million for the six months ended June 30, 2016, compared to financing income, net of approximately $1.3 million for the six months ended June 30, 2015. The change in financing expenses was mainly due to the reevaluation of our EUR/USD forward transactions and interest rate swap transactions in the aggregate amount of approximately $5.3 million income during the six months ended June 30, 2015 compared to an approximately $1 million loss during the six months ended June 30, 2016, partially offset by income resulting from exchange rate differences in the amount of approximately $2.3 million.

Taxes on income were approximately $0.3 million for the six months ended June 30, 2016, compared to approximately $0.6 million for the six months ended June 30, 2015. This decrease in taxes on income compared to the corresponding period in 2015 resulted mainly from utilization of loss carried forwards due to tax benefits initially recognized as at the end of 2015.

Net loss was approximately $1.7 million for the six months ended June 30, 2016, compared to net income of approximately $2.6 million for the six months ended June 30, 2015.

Total other comprehensive income was approximately $1.7 million for the six months ended June 30, 2016, compared to a loss of approximately $4.8 million for the six months ended June 30, 2015. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates.

Total comprehensive income was approximately $0.1 million for the six months ended June 30, 2016, compared to a loss of approximately $2.2 million for the six months ended June 30, 2015.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

Revenues were approximately $13.8 million for the year ended December 31, 2015, compared to approximately $15.8 million for year ended December 31, 2014. Excluding unfavorable currency effects, revenues were up approximately 5% to €12.5 million from €11.9 million in the corresponding period last year. The change in revenues is mainly a result of an increase in revenues due to the acquisition of three photovoltaic plants in Murcia, Spain, or the Murcia PV Plants, on July 1, 2014. The decrease in the amount of reported revenues is due to the presentation of results in U.S. dollar and the devaluation of the Euro against the U.S. dollar during the period.

Operating expenses were approximately $2.9 million (€2.6 million) for the year ended December 31, 2015, compared to approximately $3.1 million (€2.3 million) for the year ended December 31, 2014. Depreciation expenses were approximately $4.9 million (€4.4 million) for the year ended December 31, 2015, compared to approximately $5.5 million (€4.1 million) for the year ended December 31, 2014. These changes resulted from an increase in expenses due to the addition of the Murcia PV Plants' operations acquired on July 1, 2014, offset by the devaluation of the Euro against the U.S. dollar.

General and administrative expenses were approximately $3.7 million for the year ended December 31, 2015, compared to approximately $4.3 million for the year ended December 31, 2014. The decrease in general and administrative expenses was mainly related to a reduction in consulting expenses.

Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $2.4 million in the year ended December 31, 2015, compared to approximately $1.8 million in the year ended December 31, 2014. This increase is due to the commencement of operation of the Dorad Power Plant in May 2014.

Other income, net was approximately $0.02 million in the year ended December 31, 2015, compared to approximately $1.4 million in the year ended December 31, 2014. Other income was primarily attributable to compensation to be received in connection with a pumped storage project in the Gilboa, Israel initially recognized in 2014. The revaluation of such financial asset is recognized as other income for the year ended December 31, 2015.

Gain on bargain purchase was $0 for the year ended December 31, 2015, compared to approximately $4 million for the year ended December 31, 2014. The gain on bargain purchase recorded for the year ended December 31, 2014 resulted from the acquisition of the Murcia PV Plants on July 1, 2014, as more fully described below under the discussion of gain on bargain purchase for the year ended December 31, 2014 compared to the year ended December 31, 2013.

Financing income, net was approximately $0.6 million for the year ended December 31, 2015, compared to financing expenses, net of approximately $3.4 million for the year ended December 31, 2014. The change in financing income was mainly due to the reevaluation of our EUR/USD forward transactions, interest rate swap transactions and settlement of our currency interest rate swap transactions in the aggregate amount of approximately $5.6 million, partially offset by expenses resulting from exchange rate differences in the amount of approximately $1.8 million, approximately $0.8 million interest on loans and interest rate swap transactions and approximately $2.5 million interest and other costs in connection with our Series A Debentures.

Tax benefit was approximately $1.9 million in the year ended December 31, 2015, compared to taxes on income of approximately $0.2 million in the year ended December 31, 2014. The tax benefit for the year ended December 31, 2015 is a result of the application of a tax incentive by several of our Italian subsidiaries ("Tremonti- ambiente").

Net income was approximately $7.3 million in the year ended December 31, 2015, compared to approximately $6.6 million in the year ended December 31, 2014.

Total other comprehensive loss was approximately $7.1 million for the year ended December 31, 2015, compared to approximately $12.3 million in the year ended December 31, 2014. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates. Such loss is a result of the devaluation in the Euro against the U.S. Dollar of approximately 10.4% for the year ended December 31, 2015 and approximately 11.8% for the year ended December 31, 2014.

Total comprehensive income was approximately $0.2 million in the year ended December 31, 2015, compared to a loss of approximately $5.6 million in the year ended December 31, 2014. The comprehensive income for the year ended December 31, 2015 was primarily due to the total other comprehensive loss of approximately $7.1 million for the period, which offset our net income of approximately $7.3 million for the period.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

Revenues were approximately $15.8 million for the year ended December 31, 2014, compared to approximately $13 million for the year ended December 31, 2013. Operating expenses were approximately $3.1 million for the year ended December 31, 2014, compared to approximately $2.4 million for the year ended December 31, 2013. Depreciation expenses were approximately $5.5 million for the year ended December 31, 2014, compared to approximately $4 million for the year ended December 31, 2013. These increases resulted from the operations of the Murcia PV Plants acquired on July 1, 2014 and the Veneto PV Plants acquired on June 26, 2013, all of which were not included in our results prior to their acquisition, slightly offset by relatively low radiation levels during the year ended December 31, 2014, the implementation of a new remuneration scheme in Spain adopted in 2014 effective from July 1, 2013 and a decrease in market prices of electricity in Italy.

Gain on bargain purchase was approximately $4 million for the year ended December 31, 2014 compared to approximately $10.2 for the year ended December 31, 2013. The gain on bargain purchase for the year ended December 31, 2014 resulted from the consummation on July 1, 2014 of the acquisition of the Murcia PV Plants. The final consideration paid for the Murcia PV Plants and the related licenses was approximately Euro 9.8 million (approximately $13.3 million). The Murcia PV Plants were acquired in a tender process from Gerlicher Solar Espana S.L, the subsidiary of a German company, Gerlicher Solar AG, in insolvency proceedings. The factors we believe contributed to the bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) the complexity of a cross-border transaction (with due diligence efforts required in both Spain and Germany), (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and our bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; and (d) the liquidator was interested in selling the three plants together, mainly due to the complexity of splitting the existing contracts between the three plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and our bid entailed the purchase of the three plants. We believe that these factors, combined with our experience in the Spanish and Italian photovoltaic field, provided the liquidator with the assurance that the transaction, if executed with us, would be consummated swiftly and efficiently. Taking into account the liquidator's interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Murcia PV Plants to us at a bargain price. The gain on bargain purchase for the year ended December 31, 2013 resulted from the consummation on June 26, 2013 of the acquisition of the Veneto PV Plants. The final consideration paid for the Veneto PV Plants and the related licenses was approximately Euro 23.5 million (approximately $30.7 million). The Veneto PV Plants were acquired in a tender process from Solibra Solar Solutions GmbH, a German company in insolvency proceedings. The factors that we believe contributed to the bargain purchase price were: (a) as noted, the seller was in insolvency proceedings and was therefore under pressure to realize the assets and repay its creditors; (b) for various reasons, including the complexity of a cross-border transaction (with due diligence efforts required in both Italy and Germany), a limited number of bids were submitted, and only a few of those were actually considered; (c) one of the critical considerations upon which the liquidator selected the top proposals was the issue of funding, with preference provided to proposals that included full self-financing over proposals that included obtaining financing as a condition on the part of the bidder, and our bid was not conditioned on obtaining additional financial resources in order to fully fund the purchase price; (d) the liquidator was interested in selling the two plants together, mainly due to the complexity of splitting the existing contracts between the two plants (insurance contracts, security, maintenance, etc.) and for reasons of efficiency and time constraints, and our bid entailed the purchase of both plants; (e) we were already familiar with the Veneto PV Plants due to our interest in acquiring them in the past, and therefore we could more easily complete the due diligence process and structure a bid that would be acceptable to the liquidator; and (f) due to the limited number of bids considered by the liquidator, we were also able to enter into direct negotiations with the liquidator following the tender process, which eventually resulted in an additional price reduction as the liquidator believed a further reduction would contribute to the efficient consummation of the acquisition. We believe that these factors, combined with our experience in the Italian photovoltaic field and our familiarity with the Veneto PV Plants, provided the liquidator with the assurance that the transaction, if executed with us, would be consummated swiftly and efficiently. Taking into account the liquidator's interest in realizing the assets under receivership and advancing the insolvency proceedings, the liquidator was willing to sell the Veneto PV Plants to us at a bargain price.

General and administrative expenses were approximately $4.3 million for the year ended December 31, 2014, compared to approximately $3.5 million for the year ended December 31, 2013. The increase resulted mainly from the inclusion in the general and administrative expenses for the corresponding period in 2013 of proceeds from a bond received from a contractor of four of our photovoltaic plants that entered into insolvency proceedings, in the amount of approximately $0.6 million, which offset general and administrative expenses for that period. In addition, the general and administrative expenses for the year ended December 31, 2014 included expenses, some of which were not included in the corresponding period in 2013, mainly expenses in the amount of approximately $0.2 million in connection with the payment of bonuses to employees and aggregate expenses in the amount of approximately $0.7 million in connection with a pumped storage project in the Manara Cliff in Israel, a pre-bid agreement executed with respect to a joint offer to acquire participating interests in two exploration and drilling licenses off-shore Israel (Karish Tanin) and other due diligence and transaction expenses and an increase in management fees.

Company's share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately $1.8 million in the year ended December 31, 2014, compared to losses of approximately $0.5 million in the year ended December 31, 2013. This increase is due to the commencement of the Dorad Power Plant commercial operations in May 2014.

Other income, net was approximately $1.4 million in the year ended December 31, 2014, compared to other expense, net of approximately $42,000 in the year ended December 31, 2013. Other income, net for the year ended December 31, 2014 was mainly due to income receivables in connection with a pumped storage project in the Gilboa, Israel, net of the fair value measurement of the option to acquire additional shares in Dori Energy. Other expense, net for the year ended December 31, 2013 was primarily due to such option fair value measurement.

Financing expenses, net were approximately $3.4 million in the year ended December 31, 2014, compared to approximately $2.5 million in the year ended December 31, 2013. The increase in financing expenses, net was mainly due to financing expenses in connection with the reevaluation of our SWAP contracts and related payments. Financing expenses included approximately $1 million of expenses in connection with the repayment of a loan by a wholly-owned Italian subsidiary of the Company and termination of related swap contract and interest payment and expenses due on and in connection with our Series A Debentures.

Taxes on income were approximately $0.2 million in the year ended December 31, 2014 and in the year ended December 31, 2013.

Net income was approximately $6.6 million in the year ended December 31, 2014, compared to approximately $10.1 million in the year ended December 31, 2013.

Other comprehensive loss from foreign currency translation adjustments of foreign operations were approximately $3.2 million in the year ended December 31, 2014, compared to income of approximately $6 million in the year ended December 31, 2013. The changes for the years ended December 31, 2014 and December 31, 2013 were due to our investment in Dori Energy. Loss from foreign currency translation adjustments in the year ended December 31, 2014 resulted from the devaluation of the NIS against the U.S. dollar of approximately 11.7% during 2014. Income from foreign currency translation adjustments in the year ended December 31, 2013 resulted from appreciation of the NIS against the U.S. dollar of approximately 7.5% during 2013.

Loss due to presentation currency translation adjustments was approximately $9.1 million in the year ended December 31, 2014, compared to $0 in the year ended December 31, 2013. The presentation currency translation adjustments in the year ended December 31, 2014 resulted from our determination that our functional currency changed from the U.S. Dollar to the Euro with effect from January 1, 2014. Such loss is a result the devaluation in the Euro against the U.S. Dollar of approximately 11.8%.

Total comprehensive loss was approximately $5.6 million in the year ended December 31, 2014, compared to income of approximately $16.1 million in the year ended December 31, 2013. The comprehensive loss for the year ended December 31, 2014 was primarily due to the total other comprehensive loss of approximately $12.3 million for the period, which offset our net income of approximately $6.6 million for the period.

Impact of Inflation and Fluctuation of Currencies

The annual rate of inflation in Israel was 1.8% in the year ended December 31, 2013, it decreased to 0.2% in the year ended December 31, 2014 and further decreased to a deflation of 1% in the year ended December 31, 2015.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including U.S. Dollar, Euro and NIS. Our investments in our Italian and Spanish PV Plants, in U. Dori Energy Infrastructures Ltd., or Dori Energy, and in Manara PSP, are denominated in Euro and NIS, respectively. Our Series A Debentures are denominated in NIS and the interest and principal payments are made in NIS and the financing we have obtained in connection with four of our PV Plants bears interest that is based on EURIBOR rate. In addition, as our functional currency is the Euro, our balance sheet that is presented in U.S. Dollars is exposed to changes due to fluctuations in the exchange rates. We therefore are affected by changes in the prevailing Euro/U.S. dollar and Euro/NIS exchange rates. We entered into various swap transactions in order to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS or the Euro against the U.S. Dollar in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the Euro and of the U.S. Dollar against the Euro.

	Year ended December 31,			Six months ended June 30,
	2015	2014	2013	2016	2015
Appreciation (Depreciation) of the NIS against the Euro	(10.1)%	(1.2)%	(2.8)%	0.9%	(10.7)%
Appreciation (Depreciation) of the U.S. Dollar against the Euro	(10.4)%	(11.8)%	4.5%	2.3%	(7.8)%

The semi-annual rate of inflation in Israel was 0% in the six months ended June 30, 2016, compared to a deflation rate of approximately 0.2% in the six months ended June 30, 2015.

The representative Euro exchange rate was NIS 4.219 for one Euro on June 30, 2015 and NIS 4.284 for one Euro on June 30, 2016. The average exchange rates for converting NIS to Euro during the six-month periods ended June 30, 2015 and 2016 were NIS 4.368 and 4.309 for one Euro, respectively. The exchange rate as of September 1, 2016 was NIS 4.210 for one Euro.

The representative Euro exchange rate was U.S. Dollar 1.12 for one Euro on June 30, 2015 and U.S. Dollar 1.114 for one Euro on June 30, 2016. The average exchange rates for converting the U.S. Dollar to Euro during the six-month periods ended June 30, 2015 and 2016 were U.S. Dollar 1.118 and 1.116 for one Euro, respectively. The exchange rate as of September 1, 2016 was U.S. Dollar 1.115 for one Euro.

The representative Euro exchange rate was U.S. dollar 1.378 for one Euro on December 31, 2013, U.S. dollar 1.215 for one Euro on December 31, 2014 and U.S. dollar 1.088 for one Euro on December 31, 2015. The average exchange rates for converting the U.S. dollar to Euro during the years ended December 31, 2013, 2014 and 2015 were U.S. dollar 1.329, 1.329, and 1.11 for one Euro, respectively. The exchange rate as of March 1, 2016 was U.S. dollar 1.086 for one Euro.

The representative Euro exchange rate was NIS 4.782 for one Euro on December 31, 2013, NIS 4.725 for one Euro on December 31, 2014 and NIS 4.247 for one Euro on December 31, 2015. The average exchange rates for converting the NIS to Euro during the years ended December 31, 2013, 2014 and 2015 were NIS 4.797, 4.747 and 4.311 for one Euro, respectively. The exchange rate as of March 1, 2016 was NIS 4.237 for one Euro.

Our management determined that our functional currency is the Euro and elected the U.S. dollar as our reporting currency.

Items included in the financial statements of each of our subsidiaries and investee are measured using their functional currency. When a company's functional currency differs from its parent's functional currency that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

The assets and liabilities of foreign operations, including adjustments arising on acquisition, are translated at exchange rates at the reporting date. The income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions. Foreign currency differences are recognized in equity as a separate component of other comprehensive income (loss): "foreign currency translation adjustments".

For information concerning hedging transactions entered, see "Quantitative and Qualitative Disclosures About Market Risk."

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants

Our PV Plants are subject to comprehensive regulation and we sell the electricity produced by our PV Plants for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects PV plants such as our PV Plants could materially adversely affect our results of operations. The continued economic crisis in Europe and specifically in Italy and Spain could cause the applicable legislator to reduce benefits provided to operators of PV plants or to revise the Feed-in-Tariff system that currently governs the sale of electricity in Italy and Spain. For more information see "Risk Factors - Risks Related to our Business" and "Material Effects of Government Regulations on the PV Plants" included elsewhere in this Prospectus.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was 25% in 2013.  The corporate tax rate increased to 26.5% in 2014 and 2015 and was reduced to 25% as of January 1, 2016. The Israeli Parliament on December 22, 2016, approved the Israeli Budgetary Law for 2017 and 2018, or the Budget Law. The Budget Law reduces the regular corporate tax rate from 25% to 24% in 2017 and to 23% in 2018.

As of December 31, 2015, we had tax loss carry-forwards in the amount of approximately NIS 140 million (approximately $36 million). Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income.

Liquidity and Capital Resources

General

As of February 15, 2017, we held approximately $22 million in cash and cash equivalents, approximately $1 million in marketable securities and approximately $1.9 million in restricted cash.

Although we now hold the aforementioned funds and are seeking additional funds through the issuance of the Debentures, we may need additional funds if we seek to acquire certain new businesses and operations. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into the Leasing Agreements with Leasint, the Finance Agreement with Centrobanca and the Loan Agreement with UBI in connection with the financing of five of our Italian PV Plants (all as defined and more fully described below). In January 2014 and June 2014 we issued the Series A Debentures, as more fully described below. In addition, during 2011 we entered into a loan agreement with Unicredit S.p.A., or Unicredit, in connection with the financing of two of our Italian PV Plants (the underlying loan was repaid during 2014) and during 2013 we entered into a loan agreement with Israel Discount Bank Ltd. or the Discount Loan Agreement (the underlying loan was repaid during 2014). Except for the Debentures, we currently have no agreements, commitments or understandings for additional financing, however we intend to finance the remainder of our PV Plants by bank loans or other means of financing.

As of June 30, 2016 we had working capital of approximately $26.6 million. As of December 31, 2015, we had working capital of approximately $23.4 million, compared to working capital of approximately $18.9 million as of December 31, 2014. In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2016, we held approximately $16.7 million in cash and cash equivalents, approximately $0.1 million in short-term restricted cash, approximately $5.5 million in marketable securities and approximately $5.4 million in long-term restricted cash, compared with approximately $18.7 million in cash and cash equivalents, approximately $0.1 million in short-term restricted cash, approximately $6.5 million in marketable securities and approximately $5.3 million in long-term restricted cash we held at December 31, 2015. The decrease in cash and cash equivalents mainly results from the payment of a cash dividend in April 2016.

As of December 31, 2015, we had approximately $18.7 million of cash and cash equivalents, compared with approximately $15.8 million of cash and cash equivalents at December 31, 2014 and approximately $7.2 million of cash and cash equivalents at December 31, 2013. The increase in cash during the year ended December 31, 2015 was mainly due to proceeds in connection with the Loan Agreement with UBI. The increase in cash during the year ended December 31, 2014 was mainly attributable to funds raised in the offering of our Series A Debentures.

From 2013 through December 31, 2016, we made capital expenditures of an aggregate amount of approximately Euro 30.7 million (approximately $32 million, based on the U.S. Dollar/NIS exchange rate as at December 31, 2016) in connection with our Italian and Spanish PV Plants. Our aggregate capital expenditure in connection with the acquisition of shares in Dori Energy, including the exercise of options to acquire additional shares of Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, is approximately $35.4 million (excluding repayment of shareholders' loans in the amount of approximately NIS 30 million received in July 2016 (approximately $7.8 million).

From 2014 through February 1, 2017, capital expenditures incurred in connection with the Manara Pumped Storage Project, including amounts recorded in the General and administrative expenses, was approximately $4.1 million.

As at December 31, 2016, capital expenditures incurred and expected in connection with the Goor Project is approximately EUR 2 million (approximately $2.1 million, based on the U.S. Dollar/NIS exchange rate as at December 31, 2016).

Project Finance

We executed several project finance agreements in connection with seven of the PV Plants (of which one loan in connection with two of our PV Plants was repaid during 2014) and may in the future exercise additional project finance agreements with respect to one or more of the remaining PV Plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2015 in connection with several of the PV Plants.

Leasint

On December 31, 2010, Ellomay PV Five S.r.l. and Ellomay PV Six S.r.l., our wholly-owned Italian subsidiaries that are the PV Principal for the Troia 9 and Troia 8 PV Plants, respectively, entered into Financial Leasing Agreements, or the Leasing Agreements, with Leasint S.p.A., or Leasint.

Pursuant to the Leasing Agreements, each of Ellomay PV Five and Ellomay PV Six sold the PV Plants owned by them for an aggregate of Euro 3.795 million before applicable VAT (such amount included payments to the EPC Contractors) and Leasint, in turn, leases the PV Plant to each of these entities in consideration for (i) a down-payment equal to approximately 21% of the consideration and (ii) monthly payments of approximately Euro 20,000 commencing 210 days following the transfer of ownership of the relevant PV Plant to Leasint, for the duration of the Leasing Agreement (17 years), representing a nominal annual interest rate of 3.43%. The monthly payments are linked to the 3-month EURIBOR (Euro Interbank Offered Rate). At the end of term of the Leasing Agreement, each of the respective subsidiaries has the option to purchase the PV Plant from Leasint for 1% of the consideration.

The Leasing Agreements provide that the PV Principals shall be responsible and liable to Leasint for the acceptance of the plant and for the adherence with applicable laws, and the PV Principals shall undertake any risk in connection with the PV Plant, including, inter alia, the operation and the maintenance of the PV system. The Leasing Agreements also include indemnification undertakings towards Leasint and further provides Leasint with the rights to independently verify the correct performance of the works.

The Leasing Agreements may not be assigned by the PV Principals. In connection with the Leasing Agreements, the relevant PV Principals assigned their rights to receive credits from GSE to Leasint (to be used for payment of the monthly installments).

In connection with the Leasing Agreements, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV Five and Ellomay PV Six, (i) undertook not to transfer its holdings in these companies without the prior written consent of Leasint, (ii) provided a pledge on the shares it holds in such companies in favor of Leasint in order to guarantee the obligations of these companies under the respective Leasing Agreement and (iii) agreed to subordinate any receivables it may be entitled to receive from these companies. In connection with the Leasing Agreements and the foregoing undertakings by Ellomay Luxemburg, we undertook not to transfer more than 20% of our holdings of Ellomay Luxemburg without the prior written consent of Leasint.

As of December 31, 2015, all available funds under the Leasing Agreements, amounting to approximately Euro 6 million, were utilized.

Centrobanca (acquired by UBI in 2013)

On February 17, 2011, Ellomay PV One S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Del Bianco and Costantini PV Plants, entered into a project finance facilities credit agreement, or the Finance Agreement, with Centrobanca – Banca di Credito Finanziario e Mobiliare S.p.A., or Centrobanca.

Pursuant to the Finance Agreement, Ellomay PV One received two lines of credit in the aggregate amount of Euro 4.65 million divided into:

(i)
a Senior Loan, to be applied to the costs of construction of the PV Plants (up to 80% of the relevant amount),  in the amount of Euro 4.1 million, accruing interest at the EURIBOR rate, increased by a margin of 200 basis points per annum, repaid semi-annually with a maturity date of December 31, 2027; and

(ii)
a VAT Line, for payment of VAT due on the costs of construction in the amount of Euro 0.55 million, accruing interest at the EURIBOR rate, increased by 160 basis points per annum. As of December 31, 2013 the entire VAT Line was repaid.

The Finance Agreement provides for a default interest that will accrue upon the occurrence of certain events, including a delay in payments, acceleration, termination and withdrawal. The outstanding loans may be prepaid on predetermined dates, upon payment of a fee equal to 2% of the prepaid amount. The Finance Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event the present value of cash flow available for debt services/debt outstanding (the Loan Life Coverage Ratio) is lower than a pre-determined ratio and in the event of a change of more than 49% of the ownership of Ellomay PV One (unless Centrobanca resolves to maintain the financing in force based on the identity and undertakings of the new shareholder). The Finance Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

No amount re-paid or pre-paid under the Finance Agreement may be re-borrowed by Ellomay PV One. Ellomay PV One may not transfer any of the credits or other rights or obligations under the Finance Agreement without the prior consent of Centrobanca.

In connection with the Finance Agreement, Ellomay PV One provided securities to Centrobanca, including a mortgage on the PV Plants and an assignment of receivables deriving from the project contracts (including the agreements with GSE) and VAT credits (to be used for repayment of the outstanding loans).

In connection with the Finance Agreement, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Ellomay PV One (i) provided a pledge on the shares it holds in this company in favor of Centrobanca in order to guarantee the obligations  of this company under the Finance Agreement and related documents, (ii) agreed to the subordination of any receivables it may be entitled to receive from these companies and (iii) entered into an equity contribution agreement with Ellomay PV One. In connection with the Finance Agreement and the foregoing undertakings by Ellomay Luxemburg, we undertook to Ellomay Luxemburg that for so long as we remain its sole shareholder and it remains the sole shareholder of the Ellomay PV One and if it does not have sufficient funds, we will provide it with sums necessary to enable Ellomay Luxembourg to contribute equity to Ellomay PV One in order to, inter alia, cover part of the costs of the PV Project and ensure that the Debt/Equity Ratio meets the requirements of the Finance Agreement.

As of December 31, 2015, all available funds under the Finance Agreement, amounting to approximately Euro 4.4 million, were utilized.

UBI

On June 29, 2015, Soleco S.r.l. entered into a loan agreement, or the Loan Agreement, with UBI Banca S.c.p.a., or UBI, pursuant to which it received financing amounting to approximately Euro 10.3 million, net of expenses capitalized in the amount of approximately Euro 0.4 million bearing interest at the Euribor 6 month rate plus a range of 2.85% per annum. The interest on the loan and principal are repaid semi-annually. The final maturity date of this loan is December 31, 2029.

The Loan Agreement provides for a default interest that will accrue upon the occurrence of certain events, including a delay in payments, acceleration, termination and withdrawal. The outstanding loan may be prepaid subject to certain conditions and subject to payment of 0.5% of the prepaid amount for the first two years. The Loan Agreement also provides for mandatory prepayment upon the occurrence of certain events, including in the event Ellomay Luxemburg ceases holding more than 51% of Soleco. The Loan Agreement includes various customary representations, warranties and covenants, including covenants to maintain certain financial ratios.

In connection with the Loan Agreement, Soleco provided securities to UBI, including a mortgage on the PV Plant and an assignment of receivables deriving from the project contracts (including the agreements with GSE).

In connection with the Loan Agreement, Ellomay Luxemburg, our wholly-owned subsidiary and the parent company of Soleco (i) provided a pledge on the shares it holds in this company in favor of UBI in order to guarantee the obligations of this company under the Loan Agreement and related documents and (ii) agreed to the subordination of any receivables it may be entitled to receive from this company. In addition, we and Ellomay Luxemburg entered into an equity contribution agreement with Soleco and we provided a parent company guarantee in the amount of Euro 1 million with respect to certain events.

As of December 31, 2015, all available funds under the Loan Agreement, amounting to approximately Euro 10.7 million, were utilized.

Unicredit

On December 20, 2011, Ellomay PV Two S.r.l., our wholly-owned Italian subsidiary that is the PV Principal for the Giaché and Massaccesi PV Plants, entered into a loan agreement with Unicredit. Pursuant to the loan agreement, Ellomay PV Two received a line of credit up to an amount of Euro 5.047 million bearing interest at the EURIBOR 6 month rate plus a range of 5.15%-5.35% per annum, depending on the period in which interest is accrued during the term of the loan agreement. The principal and interest on the loan were due to be repaid semi-annually. The final maturity date of this loan was originally December 31, 2029. As of December 31, 2013, all available funds under the Loan Agreement, amounting to approximately Euro 5 million, were utilized and as of December 31, 2014 all outstanding amounts under this loan agreement were repaid by us in full.

Other Financing Activities

Series A Debentures

On January 13, 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures due December 31, 2023 through a public offering that was limited to residents of Israel at a price of NIS 973 per unit (each unit comprised of NIS 1,000 principal amount of Series A Debentures). The Series A Debentures bear fixed interest at the rate of 4.6% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were approximately NIS 116.8 million (approximately $33.5 million, at the date of issuance) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions were approximately NIS 114.7 million (approximately $32.9 million). During June 2014, we issued Series A Debentures in an aggregate par value of NIS 80.341 million to Israeli classified investors in a private placement. The gross proceeds of the private placement were approximately NIS 81.1 million (approximately $23.6 million, at the date of issuance) at a price of NIS 1,010 per unit and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions and interest paid on these additional Series A Debentures in June 2014 were NIS 78.9 million (approximately $22.9 million). The Series A Debentures are traded on the TASE and have been rated ilA-, on a local scale, by Standard & Poor's Maalot Ltd.

The principal amount of Series A Debentures is repayable in ten equal annual installments on December 31 of each of the years 2014 through 2023 (inclusive) and is not linked to the CPI or otherwise. The Series A Debentures bear a fixed annual interest rate of 4.6%, payable semi-annually on June 30 and December 31 of each of the years 2014 through 2023 (inclusive). The aggregate gross and net proceeds received in connection with the offering of our Series A Debentures during the year ended December 31, 2014 were approximately NIS 197.9 million (approximately $50.9 million, as at December 31, 2014) and approximately NIS 193.6 million (approximately $49.8 million, as at December 31, 2014), respectively.

The Series A Deed of Trust includes customary provisions and also includes the following: (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions, and (ii) an obligation to pay additional interest for certain security rating downgrades, up to an increase of 1% for a decrease of four rating levels compared to the rating at the time of issuance of the Series A Debentures. The Series A Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series A Debentures subject to maintaining the rating assigned to the Series A Debentures and our continued compliance with the financial covenants included in the Series A Deed of Trust.

The Series A Deed of Trust further includes a number of customary causes for immediate repayment, including a default in connection with certain financial covenants for two consecutive financial quarters, which is not cured within the cure period set forth in the Series A Deed of Trust. The financial covenants are as follows:

1.	The Company's equity, on a consolidated basis, shall not be less than $55 million;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by the Company and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of project finance, including hedging transactions in connection with such project finance, of the subsidiaries of the Company, or, together, the Net Financial Debt, to (b) the equity of the Company, on a consolidated basis, plus the Net Financial Debt, shall not exceed a rate of 65%; and

3.	The ratio of (a) the Company's equity, on a consolidated basis, to (b) the Company's balance sheet, on a consolidated basis, shall not be less than a rate of 20%.

The Series A Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) our equity following such distribution will not be less than $75 million, (b) we meet the financial covenants set forth above prior to and following the distribution, (c) we will not distribute more than 75% of the distributable profit and (d) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit).

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014	2013
	(Unaudited)		(Audited)
	(U.S. dollars in thousands)
Net cash provided by operating activities	557	1,696	4,911	3,336	6,389
Net cash provided by (used in) investing activities	59	(5,376)	(4,485)	(16,065)	(42,779)
Net cash provided by (used in) financing activities	(2,967)	530	4,444	24,938	9,874
Exchange differences on balances of cash and cash equivalents	349	(917)	(1,911)	(3,689)	462
Increase (decrease) in cash and cash equivalents	(2,002)	(4,067)	2,959	8,520	(26,054)
Cash and cash equivalents at beginning of period	18,717	15,758	15,758	7,238	33,292
Cash and cash equivalents at end of period	16,715	11,691	18,717	15,758	7,238

Operating activities

In the six months ended June 30, 2016, net cash provided by operating activities was approximately $0.6 million. In the six months ended June 30, 2015, net cash provided by operating activities was approximately $1.7 million.

The decrease in net cash provided by operating activities is mainly attributable to proceeds from settlement of derivatives in the amount of approximately $0.5 million and a VAT refund received by one of our Spanish subsidiaries during the six month period ended June 30, 2015 amounting to approximately $0.6 million, and increased expenditure in connection with our pumped storage plant in the Manara Cliff during the six month period ended June 30, 2016.

In the year ended December 31, 2015, net cash provided by operating activities was approximately $4.9 million, primarily due to collection of revenue from the sale of electricity by our PV Plants. In the year ended December 31, 2014, net cash provided by operating activities was approximately $3.3 million, primarily due to collection of revenue from the sale of electricity by our PV Plants. In the year ended December 31, 2013, net cash provided by operating activities was approximately $6.4 million, primarily due to collection of revenue from the sale of electricity by our PV Plants, VAT refunds received in Italy and Spain and the enforcement of bonds received from one of our contractor's in Italy as part of its obligations under the EPC agreements.

Investing activities

Net cash provided by investing activities was approximately $0.1 million in the six months ended June 30, 2016, primarily due to proceeds from the investment in marketable securities, partially offset by expenses due to the exercise of an option to acquire additional shares of Dori Energy.

Net cash used in investing activities was approximately $5.4 million in the six months ended June 30, 2015, primarily due to the exercise of an option to acquire additional shares of Dori Energy.

Net cash used in investing activities was approximately $4.5 million in the year ended December 31, 2015, primarily attributable to the exercise of the first option to acquire additional share capital of Dori Energy.

Net cash used in investing activities was approximately $16.1 million in the year ended December 31, 2014, primarily due to the acquisition of the Murcia PV Plants, our additional investments in Dori Energy via the extension of shareholder loans and our investment in marketable securities, net of proceeds from short-term deposits and restricted cash.

Net cash used in investing activities was approximately $42.8 million in the year ended December 31, 2013, primarily due to the acquisition of the Veneto PV Plants and our additional investments in Dori Energy via the extension of shareholder loans, net of proceeds from short-term deposits and restricted cash.

Financing activities

Net cash used in financing activities in the six months ended June 30, 2016 was approximately $3 million, following payment of a cash dividend in the aggregate amount of approximately $2.4 million, distributed to our shareholders in April 2016 and repayment of long-term loans in the amount of approximately $0.6 million.

Net cash provided by financing activities in the six months ended June 30, 2015 was approximately $0.5 million, primarily due to a short term bank loan that was repaid in August 2015.

In January 2014, we issued NIS 120 million (approximately $34.4 million, as of the issuance date) of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. In June 2014, we issued an additional NIS 80.341 million (approximately $23.3 million, as of the issuance date) Series A Debentures to Israeli classified investors in a private placement. The aggregate net proceeds received in connection with the offering of our Series A Debentures during  2014 were approximately NIS 193.6 million (approximately $50.3 million based on the U.S. Dollar/NIS exchange rate as at June 30, 2016).

As of June 30, 2016, we were not in default of any financial covenants under the agreements with UBI, Centrobanca and Leasint, or under the Deed of Trust for our Series A Debentures.

As of June 30, 2016, our total current assets amounted to approximately $37.1 million, out of which approximately $16.7 million was in cash and cash equivalents and approximately $5.5 million was in marketable securities, compared with total current liabilities of approximately $10.5 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2015, our total current assets amounted to approximately $24.1 million, out of which approximately $11.7 million was in cash and cash equivalents and approximately $5 million was in marketable securities, compared with total current liabilities of approximately $11.3 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

The increase in our cash balance is mainly attributable to a loan received by a wholly-owned Italian subsidiary in September 2015 and current maturities of a loan to an equity accounted investee.

Net cash provided by financing activities in the year ended December 31, 2015 was approximately $4.4 million, deriving primarily from proceeds in connection with the Loan Agreement with UBI, partially offset by principal and interest repayments to our Series A Debentures holders and the repurchase of our ordinary shares.

Net cash provided by financing activities in the year ended December 31, 2014 was approximately $24.9 million, deriving primarily from the issuance of our Series A Debentures in January and June 2014, net of repayment of the loans under the Discount Loan Agreement and the agreements with Unicredit and financial lease obligations.

Net cash provided by financing activities in the year ended December 31, 2013 was approximately $9.9 million, deriving primarily from the Discount Loan Agreement entered into in 2013, net of repayments of long term bank loans and financial lease obligations.

For more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest, the Series A Debentures, and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see "Quantitative and Qualitative Disclosures About Market Risk."

During 2015, we entered into the UBI Loan Agreement. For more information concerning the Loan Agreement, see "UBI" under "Project Finance" above and note 11 to the financial statements included in this Report.

During 2014, we issued the Series A Debentures. For more information concerning the Series A Debentures, see "Series A Debentures" under "Other Financing Activities" above and note 12 to the financial statements included in this Report.

As of December 31, 2015 we were not in default under any financial covenants pursuant to the agreements with Centrobanca, UBI and Leasint and under the terms of the Series A Deed of Trust.

As of December 31, 2015, our total current assets amounted to approximately $33.5 million, of which approximately $18.7 million was in cash and cash equivalents and approximately $6.5 million was in marketable securities, compared with total current liabilities of approximately $10.1 million

As of December 31, 2014, our total current assets amounted to approximately $29.8 million, of which approximately $15.8 million was in cash and cash equivalents, approximately $3.6 million was in marketable securities and approximately $4 was in short-term deposits, compared with total current liabilities of approximately $10.9 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date acquired.

The increase in our cash, marketable securities and short-term deposits balance is mainly attributable to the funds raised in the issuance of our Series A Debentures and cash collected in connection with the sale of electricity, net of amounts invested in new operations, repayment of loans and general and administrative expenses.

Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2013, 2014 and 2015.

Trend Information

We operate in the Italian and Spanish photovoltaic markets and in the Israeli energy market through our ownership of twelve PV Plants in Italy, four PV Plants in Spain and 49% of the issued and outstanding shares of Dori Energy. Our PV Plants are all operational and connected to the Italian and Spanish national grids, as applicable. However, (i) as we acquired the Veneto PV Plants only during 2013, our results for 2013 do not reflect a full year of operations of such PV Plants, (ii) as we acquired the Murcia PV Plants only during 2014, our results for 2014 do not reflect a full year of operations of such PV Plants and (iii) as we acquired the 15% minority interest in Ellomay Spain only during 2015 our results for 2015 do not reflect a full year of operations of such PV Plant under a wholly-owned subsidiary. In addition, the Dorad Power Plant only commenced operations during 2014 and therefore our results for 2014 do not reflect a full year of operations of the Dorad Power Plant.

Our business and revenue growth from the transactions in the Italian and Spanish photovoltaic market depends, among other factors, on payments received in accordance with applicable regulation and on seasonality. Revenue tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our solar business in Italy and Spain is affected significantly by government subsidies and economic incentives and recent amendments to the Italian and Spanish legislation may have an adverse impact on our future revenues and on our ability to locate attractive investments in the PV field in these countries. In addition, our ability to continue to leverage the investment in this market, may affect the profitability of the transactions. Dorad's revenues are also dependent to an extent on regulation and on seasonality. For more information see "Risk Factors - Risks Related to our Business" and "Business."

Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Tabular Disclosure of Contractual Obligations

The following table of our material contractual obligations as of December 31, 2016, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period (in thousands of U.S. dollars)
Contractual Obligations*	Total	Less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Finance lease obligations (including current maturities) (1)	5,553	493	985	983	3,092
Long-term loans (including current maturities)(1)	15,238	1,153	2,347	2,769	8,969
Long-term rent obligations(2)	3,834	288	444	444	2,658
Debentures (including current maturities)(1)	43,184	6,888	13,057	12,099	11,140
SWAP contracts	2,900	503	718	689	990
FW contracts	50	-	-	50	-
Total	70,759	9,325	17,551	17,034	26,849
______________________
*	For contractual obligations related to our investment in the Italian and Spanish photovoltaic market, please refer to "Business."
(1)	These amounts include future payments of interest.
(2)	Includes land lease agreements of our Italian and Spanish subsidiaries. Rent until September 2017 of our offices in Tel Aviv is also included.

As of February 1, 2017, except as detailed in this Prospectus there have been no material changes to the contractual obligations we disclosed above.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, restricted cash and marketable securities in various currencies, including US$, Euro and NIS. Our investments in the Italian and Spanish PV Plants and in the Dutch WtE project are denominated in Euro and in Dori Energy are denominated in NIS. The financing we obtained in connection with our PV Plants bears interest that is based on EURIBOR rate and our Series A Debentures are denominated in NIS and are to be repaid (principal and interest) in NIS. In addition, our functional currency and the functional currency of a majority of our subsidiaries is the Euro but our presentation currency is the US$, exposing our balance sheet to the effects of presentation currency translation adjustments.

Inflation and Fluctuation of Currencies

As a result of our operations and presentation currency, we are exposed to the impact of exchange rate fluctuations of the EUR/USD and NIS/USD on our balance sheet. In order to manage the foreign exchange exposure we executed several forward transactions. During the fourth quarter of 2016, we closed our Euro/USD forward positions and we currently expect to recognize financing income of approximately $4.5 million in connection with these transactions in the three months ended December 31, 2016. The cash proceeds of these transactions are expected to be received between October 2017 and March 2019 (depending on the relevant dates of the forward positions). During the fourth quarter of 2016, we entered into new Euro/USD forward positions and as of December 31, 2016 we held forward EUR/USD contracts with an aggregate EUR denominated principal of EUR 20 million, with a weighted average rate of approximately 1.18 USD/EUR and expiration dates in November 2021. For more information see "Impact of Inflation and Fluctuation of Currencies" above. In the future, we may enter into additional forward foreign currency exchange or other derivatives contracts to further hedge our exposure to foreign currency exchange rates.

Interest Rate

As noted under "Liquidity and Capital Resources" above, we entered into the Leasing Agreements with Leasint on December 30, 2010 , the Finance Agreement with Centrobanca on February 17, 2011, the Loan Agreement with UBI on June 29, 2015. The amounts received in connection with these Agreements are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates.

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions in Italy for our PV operations, we executed the following swap transactions:

A Euro 8 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 17 years, amortized semi-annually (Euro 250,000) every payment date commencing on March 7, 2011, whereby we are the fixed rate payer (the fixed rate is set at 2.67%) and the financing institute is the floating rate payer.

A Euro 10 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 17 years, amortized quarterly (Euro 149,253.73) every payment date commencing on October 3, 2011, whereby we are the fixed rate payer (the fixed rate is set at 3.595%) and the financing institute is the floating rate payer.

A Euro 3.75 million interest swap transaction for a period of 15 years, payable semi-annually commencing on June 30, 2012, whereby we are the fixed rate payer (the fixed rate is set at 2.53%).

A Euro 7.5 million interest swap transaction with a decreasing notional principle amount based on the amortization table. The interest swap transaction is for a period of 12 years, semi-annually, whereby we are the fixed rate payer (the fixed rate is set at 1.17%).

Sensitivity Analysis

A change as at December 31 in the exchange rates of the following Euro against the USD, as indicated below would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2015
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	(465)	465
5% in NIS	(7,625)	7,625

	December 31, 2014
	Increase	Decrease
	Profit or loss	Profit or loss
	US$ thousands
Change in the exchange rate of:
5% in the Euro	16	(16)
5% in NIS	(7,414)	7,414

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2015	2014
	Profit or loss	Profit or loss
	US$ thousands
Increase of 1%	864	1,001
Increase of 3%	2,587	2,886
Decrease of 1%	(857)	(884)
Decrease of 3%	(2,581)	(2,770)

The goal of our forward and swap transactions as detailed above is to limit the impact of exchange rate and interest rate fluctuations on our balance sheet. We do not hold derivative financial instruments for trading purposes. Nevertheless, under IFRS, we are required to treat our forward and swap transactions as though they were speculative investments. As a result, we are required to value these hedge positions at the end of each fiscal period and record a gain or loss equal to the difference in their market value from the last balance sheet date. Accordingly, these differences could result in significant fluctuations in our reported net income. We will consider executing further transactions in the future.

For more information concerning hedging transactions see note 21 of our consolidated financial statements and note 8 of our unaudited condensed consolidated interim financial statements as at June 30, 2016, both included elsewhere in this Prospectus. We do not otherwise believe the disclosure required by Item 11of Form 20-F to be material to us.

BUSINESS

Our legal and commercial name is Ellomay Capital Ltd. Our office is located at 9 Rothschild Boulevard, 2nd floor, Tel-Aviv 6688112, Israel, and our telephone number is +972-3-7971111. Our registered agent in the United States is CT Corporation System, 111 Eight Avenue, New York, New York 10011.

We were incorporated as an Israeli corporation under the name Nur Advertisement Industries 1987 Ltd. on July 29, 1987. On August 1, 1993, we changed our name to NUR Advanced Technologies Ltd., on November 16, 1997 we again changed our name to NUR Macroprinters Ltd. and on April 7, 2008, in connection with the closing of the sale of our business to HP, we again changed our name to Ellomay Capital Ltd. Our corporate governance is controlled by the Israeli Companies Law, 1999, as amended, or the Companies Law.

Our ordinary shares are currently listed on the NYSE MKT and are also listed on the Tel Aviv Stock Exchange under the trading symbol "ELLO" under the Israeli regulatory "dual listing" regime that provides companies whose securities are listed both in the NYSE MKT and the TASE certain reporting leniencies.

Recent Developments

The Dorad Power Plant

In May 2016, we exercised the second option to acquire additional share capital of U. Dori Energy Infrastructures Ltd., or Dori Energy. Following the exercise of this option, our holdings in Dori Energy increased from 49% to 50% and our indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid in connection with the exercise of the option amounted to approximately NIS 2.8 million (approximately $0.74 million), including approximately NIS 0.4 million (approximately $0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through our wholly-owned subsidiary Ellomay Luxemburg Holdings S.àr.l., or Ellomay Luxemburg, entered into a strategic joint venture agreement, or the Ludan Agreement, with Ludan Energy Overseas B.V., or Ludan (an indirectly wholly-owned subsidiary of Ludan Engineering Co. Ltd. (TASE: LUDN)) in connection with Waste-to-Energy, or WtE (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), we, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an "Approved Project"). In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg's 51% share without our prior approval, and in any case, Ellomay Luxembourg and Ludan will maintain the majority stake in each of the project companies.

Pursuant to the Ludan Agreement, we, through Ellomay Luxemburg, entered in July 2016 - November 2016 into loan agreements with Ludan whereby we provided approximately Euro 2.1 million (approximately $2.3 million) to Ludan, or the Ludan Loans, for purposes of the acquisition of the rights in Groen Gas Goor B.V., or Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Project and the land on which the Goor Project will be constructed. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Ludan Loans converted into shareholder's loans upon the financial closing of the Goor Project. For more information concerning the Goor Project and the terms of the Goor Project's financing see below under "Groen Goor Project Finance."

During September 2016, we, through Ellomay Luxembourg, entered into two separate memorandums of understanding, or MOU's, with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project's EPC and O&M agreements. Pursuant to such MOU's, in November 2016 Groen Goor entered into an EPC agreement with Ludan.

We are currently in the process of due diligence of an additional project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in the Netherlands.

The Manara Pumped Storage Project

In August 2016, Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, a 75% owned subsidiary of the Company, received a conditional license, or the Conditional License, for the Manara Cliff pumped storage project from the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW, or the Manara Project. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). The aggregate capital expenditures in connection with the Manara Project through February 1, 2017 was approximately NIS 15.3 million (approximately $4.1 million).

In January 2017, the Israeli High Court of Justice dismissed a petition filed by us against the Minister, the Israeli Electricity Authority and the owner of the Kochav Hayarden pumped storage project. The Petition was filed in connection with the decision of the Israeli Electricity Authority to extend the financial closing milestone deadline of the Kochav Hayarden pumped storage project, which received a conditional license for a pumped storage plant with a capacity of 340 MW in 2014. In the Petition, Ellomay PS requests the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled, due to, among other reasons, the lack of authority of the Israeli Electricity Authority to extend this milestone deadline. Among its other claims, Ellomay PS claimed that as the current quota for pumped storage projects determined by the Israeli Electricity Authority is 800 MW, and there is one 300 MW project that is already in the construction phase, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS's chances of receiving a permanent license if the Kochav Hayarden project receives its permanent license first.

Closing of Forward Transactions

During the fourth quarter of 2016, we closed our Euro/USD forward positions and we currently expect to recognize financing income of approximately $4.5 million in connection with these transactions in the three months ended December 31, 2016. The cash proceeds of these transactions are expected to be received between October 2017 and March 2019 (depending on the relevant dates of the forward positions).

Potential Acquisitions

We examine new opportunities on an ongoing basis. For more information concerning a potential acquisition in the Israeli photovoltaic market see below under "Due Diligence and Negotiations Concerning the Potential Acquisition of an Israeli PV Plant."

Business Overview

We are involved in the production of renewable and clean energy. We own sixteen PV Plants that are operating and connected to their respective national grids as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp and (ii) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp. In addition, we indirectly own 9.375% of Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel and own 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel.

PV Plants

Photovoltaic Industry Background

Clean electricity generation accounts for a growing share of Electric power. While a majority of the world's current electricity supply is still generated from fossil fuels such as coal, oil and natural gas, these traditional energy sources face a number of challenges including fluctuating prices, security concerns over dependence on imports from a limited number of countries, and growing environmental concerns over the climate change risks associated with power generation using fossil fuels. As a result of these and other challenges facing traditional energy sources, governments, businesses and consumers are increasingly supporting the development of alternative energy sources, including solar energy, the fastest-growing source of renewable energy.

By extracting energy directly from the sun and converting it into an immediately usable form, either as heat or electricity, intermediate steps are eliminated.

Global trends in the industry

According to information published online by SolarPower Europe, the new EPIA (European Photovoltaic Industry Association), the solar power market has grown significantly in the past decade. In the first three quarters of 2016, 5.3 GW of photovoltaic systems were installed in Europe (compared to 6.5 GW during the same period in 2015, mainly due to the UK's reduction in FiT for smaller installation and termination of support programs for larger-scale installations). In 2015, solar grew by 15% in Europe connecting 8 GW of solar power to the grid. Global grid-connected solar increased by 25% to an estimated 50.1 GW in 2015, from 40.2 GW in 2014. On a global level, new solar power capacity increased by 25%, adding 50 GW in 2015. An estimated 228 GW of solar power are now installed in the world, up from 178 GW in 2014. The two biggest markets are again located in Asia - China and Japan, with the US ranked third.

European PV markets have experienced a slowdown that in a number of European countries can be explained by governmental retrospective measures that have adversely affected investors' confidence, for example in the UK as explained above and as further explained in "Material Effects of Government Regulations on the PV Plants" below. 2015 was a successful year for the solar power industry after three consecutive years of decline in Europe. The base for Europe's solar power demand in 2015 derived from mainly three countries - UK, Germany and France. These top three markets accounted for 75% of the connections. The changes in the UK incentive schemes during the first quarter of 2016 caused a decline in the growth of photovoltaic installations in Europe during the first three quarters of 2016. With over 100 GW of installed capacity, Europe is still the most solarised continent– with, on average, nearly 4% of electricity consumption and in its most mature markets, such as Germany, Greece and Italy, around 8%.

Anatomy of a Solar Power Plant

Solar power systems convert the energy in sunlight directly into electrical energy within solar cells based on the photovoltaic effect. Multiple solar cells, which produce DC power, are electrically interconnected into solar panels. A typical solar panel may have several dozens of individual solar cells. Multiple solar panels are electrically wired together and are electrically wired to an inverter, which converts the power from DC to AC and interconnects with the utility grid.

Solar electric cells convert light energy into electricity at the atomic level. The conversion efficiency of a solar electric cell is defined as the ratio of the sunlight energy that hits the cell divided by the electrical energy that is produced by the cell. In recent years, effort in the industry has been directed towards the development of solar cell technology that reduces per watt costs and increases conversion efficiency. Solar electric cells today are getting better at converting sunlight to electricity, but commercial panels still harvest only part of the radiation they're exposed to. Scientists are working to improve solar panels' efficiency using various methods.

Solar electric panels are composed of multiple solar cells, along with the necessary internal wiring, aluminum and glass framework, and external electrical connections.

Inverters convert the DC power from solar panels to the AC power used in buildings. Grid-tie inverters synchronize to utility voltage and frequency and only operate when utility power is stable (in the case of a power failure these grid-tie inverters shut down to safeguard utility personnel from possible harm during repairs). Inverters also operate to maximize the power extracted from the solar panels, regulating the voltage and current output of the solar array based on sun intensity.

Monitoring. There are two basic approaches to access information on the performance of a solar power system. The most accurate and reliable approach is to collect the solar power performance data locally from the counters and the inverter with a hard-wired connection and then transmit that data via the internet to a centralized database. Data on the performance of a system can then be accessed from any device with a web browser, including personal computers and cell phones. As an alternative to web-based remote monitoring, most commercial inverters have a digital display on the inverter itself that shows performance data and can also display this data on a nearby personal computer with a hard-wired or wireless connection.

Tracker Technology vs. Fixed Technology

As described above, some of our PV Plants use fixed solar panels while others use panels equipped with single or dual axis tracking technology. Tracking technology is used to minimize the angle of incidence between the incoming light and a photovoltaic panel. As photovoltaic panels accept direct and diffuse light energy and panels using tracking technology always gather the available direct light, the amount of energy produced by such panels, compared to panels with a fixed amount of installed power generating capacity, is higher. As the double axis trackers allow the photovoltaic production to stay closer to maximum capacity for many additional hours, an increase of approximately 20% (single) - 30% (dual) of the photovoltaic modules plane irradiation can be estimated. On the other hand, tracker technology requires more complex and expensive operations and maintenance and, as this is a more sophisticated technology, it is exposed to more defects.

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

•
Reliability - Solar energy production does not require fossil fuels and is therefore less dependent on this limited natural resource with volatile prices. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing long-term, fixed price electricity supply.

•
Convenience - Solar power systems can be installed on a wide range of sites, including small residential roofs, the ground, covered parking structures and large industrial buildings. Most solar power systems also have few, if any, moving parts and are generally guaranteed to operate for 20-25 years, resulting in low maintenance and operating costs and reliability compared to other forms of power generation.

•
Cost-effectiveness - There are continual advancements in solar panel technology which are increasing the efficiency and lowering the cost of production, thus making the production of solar energy even more cost effective.

•
Environmental - Solar power is one of the cleanest electric generation sources, capable of generating electricity without air or water emissions, noise, vibration, habitat impact or waste generation. In particular, solar power does not generate greenhouse gases that contribute to global climate change or other air pollutants, as power generation based on fossil fuel combustion does, and does not generate radioactive or other wastes as nuclear power and coal combustion do. It is anticipated that environmental protection agencies will limit the use of fossil fuel based electric generation and increase the attractiveness of solar power as a renewable electricity source.

•
Security - Producing solar power improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and a local level (by reducing power strains on local electrical transmission and distribution systems).

These benefits have impacted our decision to enter into the solar photovoltaic market. We believe the fluctuations in fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy and Spain, have put incentive programs in place to spur the installation of grid-tied solar power systems. For further information please see "Material Effects of Government Regulations on the PV Plants."

There are several risk factors associated with the photovoltaic market. See "Risk Factors - Risks Relating to our Business."

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) [2]	Revenue in the year ended December 31, 2014 (in thousands)[3]	Revenue in the year ended December 31, 2015 (in thousands)[3]	Revenue in the six months ended June 30, 2015 (in thousands)[3]	Revenue in the six months ended June 30, 2016 (in thousands)[3]
"Troia 8"	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$719 (€541)	$584 (€526)	$292 (€261)	$280 (€251)
"Troia 9"	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	Fix	January 14, 2011	0.318	$739 (€556)	$599 (€540)	$298 (€267)	$281 (€252)
"Del Bianco"	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	Fix	April 1, 2011	0.3215	$479 (€360)	$390 (€352)	$200 (€179)	$177 (€158)
"Giaché"	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	Duel Axes Tracker	April 14, 2011	0.3215	$549 (€413)	$394 (€355)	$223 (€199)	$241 (€216)
"Costantini"	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	Fix	April 27, 2011	0.3215	$512 (€385)	$414 (€373)	$216 (€193)	$194 (€174)
"Massaccesi"	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	Duel Axes Tracker	April 29, 2011	0.3215	$601 (€452)	$381 (€344)	$230 (€206)	$248 (€222)

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) [2]	Revenue in the year ended December 31, 2014 (in thousands)[3]	Revenue in the year ended December 31, 2015 (in thousands)[3]	Revenue in the six months ended June 30, 2015 (in thousands)[3]	Revenue in the six months ended June 30, 2016 (in thousands)[3]
"Galatina"	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	Fix	May 25, 2011	0.318	$675 (€508)	$560 (€504)	$287 (€257)	$245 (€220)
"Pedale (Corato)"	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	Single Axes Tracker	May 31, 2011	0.2659	$2,295 (€1,727)	$1,838 (€1,656)	$921 (€824)	$852 (€764)
"Acquafresca"	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677	$572 (€430)	$457 (€412)	$229 (€205)	$214 (€193)
"D'Angella"	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	Fix	June 2011	0.2677	$572 (€430)	$458 (€413)	$228 (€204)	$218 (€195)
"Soleco"	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189	$2,819 (€2,121)	$2,292 (€2,065)	$1,301 (€1,164)	$1,061 (€951)

PV Plant Title	Installed Capacity[1]	Location	Technology of Panels	Connection to Grid	FiT (€/kWh) [2]	Revenue in the year ended December 31, 2014 (in thousands)[3]	Revenue in the year ended December 31, 2015 (in thousands)[3]	Revenue in the six months ended June 30, 2015 (in thousands)[3]	Revenue in the six months ended June 30, 2016 (in thousands)[3]
"Tecnoenergy"	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	Fix	August 2011	0.2189	$2,727 (€2,052)	$2,253 (€2,029)	$1,216 (€1,088)	$1,045 (€936)
"Rinconada II"[4]	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Fix	July 2010	N/A [5]	$1,021 (€768)	$894 (€805)	$449 (€402)	$415 (€372)
"Rodríguez I"	1,675 kWp	Province of Murcia, Spain	Fix	November 2011	N/A5	$434[6] (€3376)	$666 (€600)	$331 (€296)	$300 (€269)
"Rodríguez II"	2,691 kWp	Province of Murcia, Spain	Fix	November 2011	N/A5	$715[6] (€5556)	$1,106 (€996)	$543 (€486)	$498 (€446)
"Fuente Librilla"	1,248 kWp	Province of Murcia, Spain	Fix	June 2011	N/A5	$353[6] (€2746)	$531 (€478)	$264 (€236)	$244 (€219)

_________________________________
1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the FiT payment, our Italian PV Plants are eligible to receive the price paid for the electricity generated by the plant ("ritiro dedicato") equal to the applicable electricity market price. Until December 31, 2013, Italian PV plants with a capacity under 1 MW were eligible to receive a minimum market price guarantee, as a function of supply and demand, on an hourly basis for different zones within Italy. Resolution no. 618/2013/R/EFR dated December 19, 2013 set a replacement, starting January 1, 2014, of the minimum guaranteed prices with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located). In addition, in connection with the regulatory changes in Italy, principally Law 116/2014, which generally provides for a decrease in the FiT guaranteed to existing photovoltaic plants commencing January 1, 2015, we elected to implement the option that entails a decrease of approximately 8% in the FiT. The FiT set forth in the table above represents the updated FiT after this decrease.

3.  Due to the decrease in the FiT in years commencing on January 1, 2015 as described in footnote (2) above, the 2014 results are not indicative of our results in future periods. For more information concerning the regulatory changes see note 6 to our financial statements included in this Report. These results are also not indicative of future results due to other various factors, including changes in the climate and the degradation of the solar panels.

4.  This PV Plant was 85% owned by us until July 2015, when we acquired the remaining 15% minority interest.

5.  Due to regulatory changes in Spain, principally RDL 9/2013, which replaced the remunerative regime for owners of a renewable installation, these results are not indicative of our results in future periods. For more information concerning these regulatory changes see "Material Effects of Government Regulations on the Spanish PV Plants" below and note 6 to our financial statements included in this annual report.

6.  The acquisition of these PV Plants was consummated on July 1, 2014 and therefore revenues for the period prior to consummation of the acquisition are not reflected herein.

Photovoltaic Plants

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following main agreements:

•	an Engineering Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

•	an Operation and Maintenance, or O&M, Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor;

•	a number of ancillary agreements, including:

o
one or more "surface rights agreements" or "lease agreements" with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

o	with respect to our Italian PV Plants –

•
standard "incentive agreements" with Gestore dei Servizi Elettrici, or GSE, Italy's energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreements, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in "Material Effects of Government Regulations on the Italian PV Plants");

•
one or more "power purchase agreements" with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof  or, alternatively, a "power purchase agreements" with a private energy broker, specifying the power output to be purchased for resale and the consideration in respect thereof; and

•
one or more "interconnection agreements" with the Enel Distribuzione S.p.A, or ENEL, the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid.

o	with respect to our Spanish PV Plant –

•
Standard "power distribution agreements" with the applicable Spanish power distribution grid company such as Endesa Distribución Eléctrica, S.L.U., or Endesa, or Iberdrola Distribución Eléctrica, S.A.U., or Iberdrola, regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the facility to the grid; and

•	Standard "representation agreements" with an entity that will act as the energy sales agent of the PV Principals in the energy market, in accordance with Spanish Royal Decree 436/2004.

•
optionally, one or more "project financing agreements" with financing entities, as were already executed with respect to several of the PV Plants and as more fully described below, and as may be executed in the future with respect to one or more of the remaining PV Plants; and

•	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

Our aggregate capital expenditures to date in connection with our PV Plants is approximately Euro 76.4 million.

As all of our PV Plants are operational, the summaries below describe the material terms of the O&M Agreements executed in connection with such PV Plants. Certain of the EPC Contracts and forms of O&M Agreements were filed as exhibits to previously filed annual reports on Form 20-F.

Operation and Maintenance Agreements

General

As mentioned above, each of the PV Plants is operated and maintained by a local contractor pursuant to an O&M Agreement executed between such Contractor and our subsidiary that owns the PV Plant, or the PV Principal. Each O&M Agreement sets out the terms under which each of the Contractors is to operate and maintain the PV Plant once it becomes operational.

A technical adviser, appointed by the PV Principal or the Financing Entity, is responsible for monitoring the performance of the services, or the Technical Adviser. Our current Technical Adviser in Italy is a leading technical firm in Italy which appears in the Italian banks' white list.

Currently many EPC companies provide O&M services to photovoltaic plants and we expect that, if required, we will be able to replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will be able to receive the same terms and warranties from the new contractor. In addition, to the extent the relevant PV Plant received financing from a bank or other financing institution, the applicable financing agreement will generally require that we obtain the financing institution's approval for the replacement of an O&M contractor.

The former Contractor of four of our photovoltaic plants (Del Bianco, Giache, Constantini and Massaccesi) entered into insolvency proceedings during 2012 that are subject to an arrangement with its creditors. We therefore entered into new O&M agreements with another leading Contractor with effect from February 2014. This leading Contractor also started providing O&M services for two additional Italian PV Plants (Soleco and Tecnoenergy) from September 2014. In connection with the insolvency proceedings of our former Contractor, we enforced the bonds received from the contractor as part of its obligations under the EPC agreements and received an amount of approximately $0.6 million during the year ended December 31, 2013.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (maintenance services such as cleaning of panels and taking care of vegetation, surveillance, remote supervision of operation and full operational status of the PV Plant) and Corrective Maintenance Services (services to correct incidents arising at the PV Plant or to remedy any anomaly in the operation of the PV Plant), and (ii) Non-Subscription Services, which are all services that are outside the scope of the Subscription Services. In some cases, certain engagement agreements are executed by us directly with service providers (such as internet, security services, etc.).

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services varies from Euro 19,000 to Euro 45,000 per MWp (reduced to approximately Euro 19,000 to Euro 36,000 with effect from 2015) (linked to the Italian inflation rate or the Spanish Consumer Price Index) for each of the PV Plants, paid in the majority of the PV Plants on a quarterly basis. The Subscription Services fee is fixed and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

Contractor's Obligations, Representations and Warranties

The Contractor's obligations under the O&M Agreement include, inter alia, the duty to diligently perform the operation and maintenance services in compliance with the applicable law and permits in a workmanlike manner and using the most advanced technologies, to manage the spare parts and replenish the inventory as needed, and to assist the PV Principal and the Financing Entity in dealing with the authorities by providing the necessary information required by such authorities. The Contractor represents and warrants, inter alia, that it holds the necessary permits and authorizations, and that it has the necessary skills and experience to perform the services contemplated by the O&M Agreement.

Termination

Each party may terminate the O&M Agreement (to the extent applicable, after obtaining the approval of the financing entity) if the other is in breach of any of its obligations that remains uncured for 30 days following written notice thereof.

The O&M Agreement is terminated if the Contractor is liquidated or becomes bankrupt or insolvent, and on other similar grounds, unless the PV Principal is willing to continue the O&M Agreement.

The O&M Agreements also provide the parties the option to withdraw from the agreement other than in the event of a breach by the other party, subject to certain advance notice requirements.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants due to the changing regulatory regime relating to newly built photovoltaic plants. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Enlight Renewable Energy Ltd. (TASE:ENLT), Energixs Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions can have a material impact on the PV Plants' output and could result in production of electricity below expected output. For example, the radiation levels during the first three quarters of 2016 were lower than the radiation levels during the same period in 2015, resulting in lower revenues from our PV Plants during the period.

Sources and Availability of Components of the Solar Power Plant

As noted above, the construction of our PV Plants entails the assembly of solar panels and inverters that are purchased from third party suppliers. One of the critical factors in the success of our PV Plants is the existence of reliable panel suppliers, who guaranty the performance and quality of the panels supplied. Degradation in such performance above a certain minimum level, generally 90% during the initial ten year period and 80% during the following ten-fifteen year period, is guaranteed by the panel suppliers. However, if any of the suppliers is unreliable or becomes insolvent, it may default on warranty obligations.

There are currently sufficient numbers of solar panel manufacturers at sufficient quality and we are not currently dependent on one or more specific suppliers.

In addition, silicon is a dominant component of the solar panels, and although manufacturing abilities have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, may adversely affect our business.

Material Effects of Government Regulations on the PV Plants

The construction and operation of the PV Plants is subject to complex legislation covering, inter alia, building permits, licenses and the governmental long-term incentive scheme. The following is a brief summary of the regulations applicable to our PV Plants.

Material Effects of Government Regulations on the Italian PV Plants

The regulatory framework surrounding the Italian PV Plants consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

National Legislation

(i) Construction Authorizations

Construction of the PV Plants is subject to receipt of appropriate construction authorizations, pursuant to Legislative Decree no. 380 of 2001, or Decree 380, and Legislative Decree 29 December 2003 no. 387, or Decree 387, the latter of which implements European Directive no. 77 of 2001 on the promotion of electricity produced from renewable energy sources in the internal electricity market.

Decree 387 aims to promote renewable energies, inter alia by simplifying the procedures required to commence constructions. In particular, it regulates the so-called Autorizzazione Unica, or AU, in relation to renewable energy plants. The AU is an authorization issued by the Region in which the construction is to take place, or by other local competent authorities, and which joins together all permits, authorizations and opinions that would otherwise be necessary to begin construction (such as, building licenses, landscape authorizations, permits for the interconnection facilities, etc.). The only authorization not included in the AU is the environmental impact assessment (valutazione di impatto ambientale, or VIA, see below), which needs to be obtained before the AU procedure is started. The AU is issued following a procedure called Conferenza di Servizi in which all relevant entities and authorities participate. Such procedure is expected to be completed within 180 days of the filing of the relevant application, but such term is not mandatory and cannot entirely be relied upon.

Decree 380, which is the general law on building administrative procedures, provides another track for obtaining the construction permit. Pursuant to this decree, the construction authorization can be obtained through a permesso di costruire, or the Building Permit, which is an express authorization granted by the competent municipality. Upon positive outcome of the municipality's review, the Building Permit is granted. Works must start, under penalty of forfeiture of the Building Permit, within one year following the date of issuance, and must be completed within the following three years.

Decree 380 also regulates the so-called Dichiarazione di inizio attività, or DIA, procedure. DIA is a self-certification process whereby the applicant declares that the project in question complies with all relevant requirements and conditions. The competent authority can deny the authorization within 30 days of receipt of DIA; should such a denial not be issued within such term - which is mandatory - the authorization shall be deemed granted and the applicant is allowed to start the works. The DIA procedure can be used in relation to plants whose power is lower than 20 kW. Since the expected power output of the PV Plants exceeds 20kW, the DIA is not available for the PV Plants. With the entry into force of the Romani Decree on March 29, 2011, which implemented European applicable directives (in particular, directive no. 28 of 2009), the DIA procedure has been replaced, with respect to plants fed by renewable energy sources, by the so called procedura abilitativa semplificata, or PAS, according to which, very similarly to the DIA procedure, an applicant can start construction of a plant after 30 days of the filing of the application with the competent Municipality provided that the latter has in such time not raised objections and/or requested integrations. With respect to photovoltaic plants, under the Romani Decree the PAS applies to plants with a power up to 20 kWp, and regions can increase such threshold up to 1 MWp.

The Italian PV Plants rely on three AUs, three DIAs and six Building Permits.

(ii) Connection to the National Grid

The procedures for the connection to the national grid are provided by the Authority for Electric Energy and Gas, or AEEGSI. Currently, the procedure to be followed for the connection is regulated by the AEEGSI Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, or TICA) which replaces previous legislation and has subsequently been integrated and partially amended by AEEGSI Resolutions no. 124/2010 and 125/2010. According to TICA, an application for connection must be filed with the competent local grid operator, after which the latter notifies the applicant the estimated time for connection, or STMC. The STMC shall be accepted within 45 days of issuance. However, in order for the authorization to the connection to become definitive, all relevant authorization procedures (such as easements, ministerial nulla osta, etc.) must be successfully completed.

There are three alternative modalities to sell electricity:

•	by way of sale on the electricity market (Italian Power Exchange IPEX), the so called "Borsa Elettrica";

•	through bilateral contracts with wholesale dealers; and

•
via the so-called "Dedicated Withdrawal" introduced by AEEGSI Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market.

The Incentive Tariff System for Photovoltaic Plants

The Italian government promotes renewable energies by providing certain incentives. In particular, with Ministerial Decree 19.2.2007, or the Second Conto Energia, the production of renewable electric energy from photovoltaic sources has been promoted by granting a fixed FiT for a period of 20 years from connection of PV plants. The FiT is determined with reference to the nominal power of the plant, the characteristics of the plant (plants are divided into non-integrated; partially integrated and architecturally integrated) and the year on which the plant has been connected to the grid. The FiT provided for by the Second Conto Energia are as follows:

Nominal Power kWp	Non-Integrated	Partially Integrated	Arch. Integrated
1 kW ≤ P ≤ 3 kW	0.40 Euro/kWh	0.44 Euro/kWh	0.49 Euro/kWh
3 kW < P ≤ 20 kW	0.38 Euro/kWh	0.42 Euro/kWh	0.46 Euro/kWh
P > 20 kW	0.36 Euro/kWh[1]	0.40 Euro/kWh	0.44 Euro/kWh
__________________________
1 With regard to the Italian PV Plants under the Second Conto Energia the tariffs equal to € 0.346/kWh.

The figures above refer to plants which started operation within December 31, 2010. For plants which commenced operations between January 1, 2010 and December 31, 2010, the FiT will be reduced by 2% for each calendar year following 2008.

Pursuant to Ministerial Decree dated August 6, 2010, or the Third Conto Energia, a fixed FiT is granted for a period of 20 years from the date on which the plant is connected to the grid in relation to plants that entered into operation from January 1, 2011 through December 31, 2013. The FiT provided for by the Third Conto Energia are as follows:

	A		B		C
Nominal Power	Plants entered in operation after December 31, 2010 and by April 30, 2011		Plants entered in operation after April 30, 2011 and by August 31, 2011		Plants entered in operation after August 31, 2011 and by December 31, 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
[kW]	[€ /kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1 ≤ P ≤ 3	0.402	0.362	0.391	0.347	0.380	0.333
3< P ≤20	0.377	0.339	0.360	0.322	0.342	0.304
20< P ≤200	0.358	0.321	0.341	0.309	0.323	0.285
200< P ≤1000	0.355	0.314	0.335	0.303	0.314	0.266
1000<P≤5000	0.351	0.313	0.327	0.2891	0.302	0.264
P>5000	0.333	0.297	0.311	0.275	0.287	0.251
______________________
1With regard to the Italian PV Plant under the Third Conto Energia the tariff is equal to € 0.289/kWh.

The plants that entered into operation in 2012 and 2013 were granted the tariff referred to in column C above deducted by 6% each year.

The FiT is payable by GSE upon the grant of an incentive agreement between the producer and GSE. Notwithstanding the foregoing, the first payment of the FiT to the producer is made retroactively, 6 months following connection to the national grid.

However, the Romani Decree provides that the Third Conto Energia shall apply only to photovoltaic plants whose grid connection has been achieved by May 31, 2011.

The Romani Decree provides that, starting from its entry into force, ground mounted PV plants installed on agricultural lands, will benefit from incentives, provided that:

a)	the power capacity of the plant is not higher than 1 MW and - in the case of lands owned by the same owner - the PV plants are installed at a distance of at least 2 km; and

b)	the installation of the PV plants does not cover more than 10% of the surface of agricultural land which is available to the applicant.

Such provisions do not apply to ground mounted PV plants installed on agricultural lands provided either that they have been admitted to incentives within the date of entry into force of the Romani Decree, or the authorization for the construction of the PV plant was obtained, or the application there for submitted, by January 1, 2011; and provided that in any case the PV plant commences operations within one year from the date of entry into force of the Romani Decree. However, all PV Plants have already been connected to the national grid and have already been awarded the incentives agreed under the relevant EPC Contract.

As an implementation to the Romani Decree, a new Decree was issued on May 5, 2011, or the Fourth Conto Energia, setting out the new FiT for PV plants that entered into operations after May 31, 2011.

 The three following tables provide the FiT that applied to PV plants entering into operations from June 1, 2011 until December 31, 2012 on the basis of the Fourth Conto Energia:

	June 2011		July 2011		August 2011
	PV plants on buildings	Other plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.387	0.344	0.379	0.337	0.368	0.327
3<P≤20	0.356	0.319	0.349	0.312	0.339	0.303
20<P≤200	0.338	0.306	0.331	0.300	0.321	0.291
200<P≤1000	0.325	0.2913	0.315	0.276	0.303	0.263
1000<P≤5000	0.314	0.277	0.298	0.264	0.280	0.250
P>5000	0.299	0.264	0.284	0.251	0.269	0.238
_______________________________
1With regard to the Italian PV Plant under the Forth Conto Energia the tariff is equal to € 0.291/kWh.

	September 2011		October 2011		November 2011		December 2011
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.361	0.316	0.345	0.302	0.320	0.281	0.298	0.261
3<P≤20	0.325	0.289	0.310	0.276	0.288	0.256	0.268	0.238
20<P≤200	0.307	0.271	0.293	0.258	0.272	0.240	0.253	0.224
200<P≤1000	0.298	0.245	0.285	0.233.	0.265	0.210	0.246	0.189
1000<P≤5000	0.278	0.243	0.256	0.223	0.233	0.201	0.212	0.181
P>5000	0.264	0.231	0.243	0.212	0.221	0.191	0.199	0.172

	January – June 2012		July – December 2012
	PV plants on buildings	Other PV plants	PV plants on buildings	Other PV plants
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.274	0.240	0.252	0.221
3<P≤20	0.247	0.219	0.227	0.202
20<P≤200	0.233	0.206	0.214	0.189
200<P≤1000	0.224	0.172	0.202	0.155
1000<P≤5000	0.182	0.156	0.164	0.140
P>5000	0.171	0.148	0.154	0.133

The following table provides the FiT and the relevant reduction, which applied to PV plants which entered into operation after December 31, 2012 on the basis of the Fourth Conto Energia.

	PV plants on building		Other PV plants
	Omni-comprehensive tariff	Auto-consumption premium	Omni-comprehensive tariff	Auto-consumption premium
	[€/kWh]	[€/kWh]	[€/kWh]	[€/kWh]
1≤P≤3	0.375	0.230	0.346	0.201
3<P≤20	0.352	0.207	0.329	0.184
20<P≤200	0.299	0.195	0.276	0.172
200<P≤1000	0.281	0.183	0.239	0.141
1000<P≤5000	0.227	0.149	0.205	0.127
P>5000	0.218	0.140	0.199	0.121

In the first quarter of 2012, the Liberalizzazioni Decree was adopted. Article 65 of the Liberalizzazioni Decree, inter alia, provides that ground based PV plants located in agricultural areas cannot be granted the FiT provided by the Romani Decree, unless they: (i) obtained the authorization for the construction of the PV plant or filed the application for the authorization by March 25, 2012 (i.e., the date of entry into force of the Decree conversion law), (ii) commenced operations by September 21, 2012 (i.e, 180 days of the date of entry into force of the Decree conversion law), and (iii) complied with the Romani Decree requirements set forth above with respect to the power capacity of the plant, the distance between the PV plants and the percentage coverage of agricultural land of the PV plant. This provision applies the Romani Decree requirements to PV plants that were already authorized or applied for authorization by March 25, 2012 (while other PV plants will not be eligible for incentives). However, Article 65 of the Liberalizzazioni Decree also provides (by way of reference to the Romani Decree) that the incentive be granted to PV plants that do not meet the requirements in preceding item (iii) if they have obtained the authorization for the construction of the PV plant or filed the application for the authorization by January 1, 2011, provided that they commenced operations within 60 days of March 25, 2012. This in particular applies to the Acquafresca and D'Angella Plants, which applied for the authorization prior to January 1, 2011 and already commenced operations.

The Fourth Conto Energia has been replaced by a new decree effective July 11, 2012, also known as Fifth Conto Energia. The Fifth Conto Energia is the last law of this type and sets out a new system of incentives granted to plants fed by renewable energy sources and, with some exceptions, applies to photovoltaic plants that commenced operations starting from August 27, 2012. The main provisions introduced by the Fifth Conto Energia are:

(i)	new (generally lower than the Fourth Conto Energia and decreasing every six months) tariffs, comprising both the incentives and the sale of electric energy (so called "omni-comprehensive tariffs");

(ii)	the provision for "large" photovoltaic plants of a register in which the same must be enrolled in order to qualify for the grant of the incentives;

(iii)	bonuses for photovoltaic plants whose components are manufactured in European Union countries; and

(iv)	bonuses for photovoltaic plants on buildings replacing asbestos roofs.

The Fifth Conto Energia provided that it shall cease to be effective 30 days after the communication by the Italian Energy Authority that a cumulative amount equal to 6.7 billion Euros of annual cost for incentives granted to photovoltaic plants has been reached. In June 2013, AEEGSI announced that the overall annual expense cap of €6.7 billion for incentive payments payable to PV had been reached.  As a consequence, the Fifth Conto Energia ceased to apply on July 6, 2013, and until new incentive plans will be formulated, Italy will not subsidize any new PV installations, excluding minor exempted projects.

Law 228 of 2012 (so called Legge di Stabilità 2013, approved on December 24, 2012) has subsequently provided some time extensions in connection with the benefits of the Fourth Conto Energia incentives. In particular, an extension of the deadline for the commencement of operations to March 31, 2013 has been provided for photovoltaic plants installed on public buildings or on areas owned by the public administration whose authorization has been already obtained as at the date of the law; furthermore, an extension to June 30, 2013 has been provided for photovoltaic plants of the same kind that are subject to the so called valutazione di impatto ambientale (environmental screening), and to October 31, 2013 if the relevant authorization has been obtained after March 31, 2013.

Other Renewable Energy Incentives

Legislative Decree no. 79 of 1999 implements the so-called "priority of dispatch" principle to the marketing of renewable energies, which means that the demand for electricity must be first satisfied by renewable energies.

In other words, in light of the increasing demand of energy, the sale of the total output of power plants fuelled by renewable sources is required by law, and the government must buy power from solar power plants that wish to sell to it, before it can buy the remainder of its power needs from fossil fuel energy resources.

Developments regarding the Italian incentive system and the electric energy sale price since 2013

(i) The so called "Fare 2" Decree

The Ministry of Economic Development issued a draft of decree, or the Fare 2 Decree, which provided measures aimed at reducing the cost of energy for consumers.

Thereafter, such measures have been incorporated in a law proposal ancillary to the so called "Stability law" (i.e. the budget law to be approved on an annual basis to comply with European Union financial requirements).  The abovementioned Fare 2 Decree has been replaced by another decree named Destinazione Italia, which was approved as a Law Decree by the Government and converted into Law n. 9, dated February 21, 2014.

This decree does not differ from the Fare 2 Decree as to the matters set forth above, and provides, in particular:

•
a measure consisting of granting the option to access a new revised incentive plan. This specific provision applies to producers of renewable energy and owners of plants to which the "all-inclusive tariff" (tariffa omnicomprensiva) or certain "Green Certificates" (certificati verdi) apply and provides an alternative incentive system for production of renewable energy, which can be activated voluntarily on demand of each producer. The latter must choose either to continue maintaining the same incentive regime for the remaining period of duration of the plan, or access a new plan, enforced for the remaining duration of the plan extended by 7 years, but with a correspondent reduction in the nominal amount of the incentive, in a percentage which varies based on, inter alia, the remaining duration of the plan and the type of energy source.

•
a replacement, starting from January 1, 2014, of the minimum guaranteed prices currently foreseen under the Italian mandatory purchase regime with the zonal hourly prices set out for each specific area (so called prezzi zonali orari, i.e. the average monthly price, correspondent to each hour, as resulting from the electric market price on the area where the PV plant is located). The replacement of minimum guaranteed prices with zonal prices applies to PV plants exceeding 100kWp.

Based on the above mentioned provision, the minimum guaranteed prices for energy produced by renewable energy sources have been abolished and the prices that are awarded to such plants are equal to the hourly zonal prices.

On February 26, 2014, GSE published the following new rules regarding the conditions for access to the minimum prices for photovoltaic plants. Therefore, commencing January 1, 2014, the minimum prices as defined by AEEGSI, are equal to:

•	For photovoltaic plants with an installed capacity of up to and including 100 kW – the minimum price, as defined by AEEGSI; and

•	For photovoltaic plants with installed capacity higher than 100 kW – the hourly zonal price.

(ii)	Minimum Guaranteed Prices determined by AEEGSI

AEEGSI opinion n. 483/2013

In parallel with the above-described legislative procedure, on October 31, 2013, AEEGSI (i.e., the Italian authority for electric energy) issued a document whereby it started a consultation process aimed at re-determining the amount of the minimum guaranteed prices from which electric energy produced through renewable sources currently benefit under the mandatory purchase regime.

This document illustrates the current regime of minimum guaranteed prices and identifies possible issues with respect to which other interested entities may set forth their position.

In such document AEEGSI identifies (based on a quantification of standard operational costs) Euro 0.0378/Kwh as the price that could be guaranteed to PV plants with nominal power higher than 20kWp, without any progressive diversification (as currently applying in 2013, from Euro 0.106/Kwh for the first 3,750 Kwh annual production, through Euro 0.0952/Kwh for annual production of electricity up to 25 MWh, and until Euro 0.0806/Kwh for annual production of electricity up to 2,000 Mwh) and provided that should such price be lower than the zonal hourly price, the zonal hourly price shall apply.

AEEGSI Resolution n. 618/2013

 On December 19, 2013 AEEGSI issued a new resolution, determining the new reduced minimum guaranteed prices applicable as of January 1, 2014, by means of the amendment of AEEGSI Resolution n. 280/2007. However, such resolution has been challenged before the administrative court (TAR Lombardia) by an organization of renewable energy producers (AssoRinnovabili).  On July 3, 2015, the administrative court rejected AssoRinnovabili's appeal thus confirming the effectiveness of AEEGSI Resolution n. 618/2013.

(iii)	AAEG resolution 36/E on depreciation of PV Plants

Resolution n. 36/E dated December 19, 2013, highlighted, that, in case of plants qualified as real estate (which is the case of all of our Italian PV Plants), the depreciation rate for tax purposes will be the same as the depreciation rate for "industry manufacturer" (i.e. 4%).

(iv)	Imbalance costs under AEEGSI Resolution n. 281/2012

On January 1, 2013 AEEGSI Resolution n. 281/2012 (subsequently also implemented by Resolution n. 343/2012), or the AEEGSI Resolution, entered into force, aiming at charging the PV plant owners with the costs relating to the electric system (so called "imbalance costs") that are the result of an inaccurate forecast of the production of electric energy, particularly in cases in which the owner is party to the mandatory purchase regime with GSE.

Such costs are mainly due to the fact that under the mandatory purchase regime GSE buys electric energy on the basis of a production forecast that may not be fully accurate; such circumstance causes the GSE to bear costs in connection with the re-sale of electric energy on the market; before Resolution n. 281/2012, such costs were borne by final consumers.

In order to transfer such costs to the owners of the PV plants, AEEGSI Resolution n. 281/2012 has mainly provided two types of measures:

(i)	imbalance costs are to be borne by the owners of PV plants, in an amount calculated by multiplying the discrepancy of the production forecast by a fixed parameter;
(ii)	in the case that the owner of the PV plant is party to the GSE mandatory purchase regime, administrative costs borne by GSE in connection with forecast services are to be charged on the owner.

On June 24, 2013, the administrative Court of the Lombardia Region annulled the parts of AEEGSI Resolution 281/2012 relating to the imbalance costs as the AEEGSI Resolution 281/2012 should apply to programmable sources which should have a different treatment than non-programmable renewable energy sources, such as photovoltaic plants.

This judgment was challenged on September 11, 2013 by AEEGSI before the Consiglio di Stato (the Italian supreme administrative Court), which, on June 9, 2014, had rejected the appeal thus confirming the decision of the Court of Lombardia and the partial annulment of the AEEGSI Resolution no. 281/2012. Following said judgment, as of January 1, 2015, AEEGSI reviewed the provisions regarding imbalance costs for non-programmable renewable energy sources. In particular, AEEGSI considered it advisable to provide that beneficiaries of the dispatchment (i.e. of the management of the energy transferred into the national grid and its distribution) may choose, for each of the dispatchment points owned, between two different criteria for the determination of imbalancing costs:

1.
application of the actual imbalancing (i.e., the difference, hour by hour, between the measurement of the energy delivered/withdrawn into the grid in one day and the final delivery/withdrawal program as a consequence of the closing of the Electrical Markets and the Dispatchment Services Market).

In other words, based on the first option, production units powered by non-programmable renewable energy are subject to the same criteria of determination of imbalancing (regolazione di valorizzazione degli sbilanciamenti) applicable to the programmable ones.

2.	sum of three components, which are a result of the application:

•	to the actual imbalancing which falls within the tolerated thresholds of the price equal to that provided under section 40.3 of Resolution AEEGSI SI 111/06, as amended by Resolution 522/2014/R/eel;

•	to the actual imbalancing exceeding the tolerated thresholds of the price equal to that provided under section 30.4(b) of Resolution AEEGSISI 111/06, as amended by Resolution 522/2014/R/eel.

These two amounts must be calculated pursuant to specific technical formulas.

•
to the actual imbalancing which falls within the tolerated thresholds, considered as an absolute value, of an imbalancing price  equal to the area quota. The area quota must be intended as the ratio between the imbalancing costs which have not been allocated pursuant to the two aforementioned points and the sum of the absolute values of imbalancing costs, which fall within the tolerated thresholds.

This second option, therefore, provides the application of tolerance thresholds to the amended and corrected binding program, which are differentiated by source (in particular, 31% of the program for solar energy), so that all imbalancing costs are allocated among producers of energy through non-programmable sources.

As in the previous regulation, AEEGSI provided that for both production units subject to the ritiro dedicato regime and those who applied to the fixed omni-comprihensive tariff, imbalancing costs and the counter-value deriving from participation in the daily market ("mercato infragiornaliero" or "MI") are transferred from GSE to the same producers pursuant to the provisions defined by GSE under its Technical Rules.

A new resolution (no. 444 of 2016) was adopted by AEEGSI in July 2016 partly amending the previously applying modalities of payment of imbalancing. Such resolution has established that, commencing January 2017 (for PV plants with a capacity lower than 10 MWp), the discrepancy between planned and effective energy input/withdrawn shall not exceed 7.5% (+/-). In the case that such threshold is exceeded, the price paid for positive imbalancing will be reduced in such measure as not to allow any profit to the producer in relation to the forecast in question. Prior to this resolution distortive practices were often used by intentionally providing energy production forecasts materially different from the actual production in order to maximize revenues deriving from positive imbalancing payments. The provisions of resolution 444/2016 aim at incentivizing producers to keep imbalancing within said limits (+/- 7.5%).

(v)	Law 116/2014 on the tariff cuts

In August 2014, law 116/2014 (so called "spalma incentivi"), providing for a decrease in the FiT guaranteed to existing photovoltaic plants with nominal capacity of more than 200 kW, or Law 116/2014, was approved by the Italian Parliament. Pursuant to Law 116/2014, operators of existing photovoltaic plants, such as Ellomay, which received a guaranteed 20-year FiT under current Italian legislation, were required to choose between the following four alternatives:

(i)
a reduction of 8% in the FiT for photovoltaic plants with nominal capacity above 900 kW, a reduction of 7% in the FiT for photovoltaic plants with nominal capacity between 500 kW and 900 kW and a reduction of 6% in the FiT for photovoltaic plants with nominal capacity between 200 kW and 500 kW (i.e., out of the twelve Italian photovoltaic plants owned by us, eight would be subject to a reduction of 8% in the FiT and four would be subject to a reduction of 7% in the FiT);

(ii)
extending the 20-year term of the FiT to 24 years with a reduction in the FiT in a range of 17%-25%, depending on the time remaining on the term of the FiT for the relevant photovoltaic plant, with higher reductions applicable to photovoltaic plants that commenced operations earlier (based on the remaining years in the initial guaranteed FiT period of our existing Italian photovoltaic plants, the expected reduction in the FiT for the our photovoltaic plants would have been approximately 19%);

(iii)
a rescheduling in the FiT so that during an initial period the FiT is reduced and during the second period the FiT is increased in the same amount of the reduction with the goal to guarantee an annual saving of at least Euro 600 million by the Italian public between 2015 and 2019, assuming all photovoltaic operators opt for this alternative); or

(iv)
the beneficiaries of FiT incentive schemes can sell up to 80% of the revenues deriving from the incentives generated by the photovoltaic plant to a selected buyer to be identified among the top EU banks. The selected buyer will become eligible to receive the original FiT and will not be subject to the changes set forth in alternatives (i) through (iii) above.

The photovoltaic plant operators were required to make a choice by November 30, 2014, with effect commencing January 1, 2015. Operators that did not make a choice became automatically subject to the first option.

We chose the first option for our Italian PV Plants. Therefore, effective as of January 1, 2015 the FiT for eight of our Italian PV Plants has been cut by 8% (with respect to Adria I, Adria II, Pedale, Acquafresca, D'Angella, Troia 8, Troia 9, Galatina) and the FiT for our remaining four Italian PV Plants has been cut by 7% (with respect to Giacchè, Massaccesi, Costantini, Del Bianco).

The operators that chose one of the alternatives set forth in (i) - (iii) above can benefit from governmentally subsidized lines of credit or guarantees, for a maximum amount equal to the difference between the incentive due as of December 31, 2014 and the rescheduled incentive under the alternative chosen. The guarantee or line of credit will be made available by Cassa depositi e prestiti, a financing institution controlled by the Italian government, according to criteria that will be determined by a specific decree, as described in detail under paragraph (iii) below.

Implementing decrees

The Ministry of Economic Development, issued several implementing decrees in connection with the new provisions on electrical bills reduction detailed above, approved with Law 116/2014.

(i) The decree on the payment terms by GSE

Article 26, paragraph 2 of Law 116/2014, provides that the incentives will be paid through equal monthly installments in an amount of 90% of the average production of each plant in the relevant solar calendar year. GSE calculates the balance due based on the effective production before June 30th of the previous year. This provision has been implemented by the Italian Ministry of the Economic Development through a decree dated October 16, 2014. Other than the annual advance payment by GSE, equal to 90% of the total annual average production, determined based on the actual energy produced during the previous year and paid within 60 days commencing from the communication of the production data or, in any case, by June 30th of each year, this decree also determines the criteria for the determination of the advance, the verifications that GSE must carry out and the timing of payments, which varies according to the specific type of plant.

(ii)	Decree on option (iii) – rescheduling of the FiT over 20 years

On October 17, 2014, pursuant to article 26, paragraph 3(b) of Law 116/2014, the Italian Ministry of Economic Development issued a Ministerial Decree implementing the option described under (iii) above under Law 116/2014, based on the rescheduling of the FiT throughout the 20-year initial period.

In particular, the abovementioned Decree provides that, without prejudice for the original 20-year period, for a first period (i.e. from 2015 to 2019) the FiT will be reduced and will then be increased by the same amount of the reduction during the second period. The redetermination of the FiT shall take place in compliance with the criteria set forth in Annex 1 attached to this Ministerial Decree.

None of our Italian PV Plants opted for this option.

(iii)	CDP Decree

On December 29, 2014, the Italian Ministry of Economic Development published a decree regarding the guarantee/line of credit that the Italian Government will grant Cassa Depositi e Prestiti, or CDP pursuant to art. 26, par. 5 of Law 116/2014. This decree was issued in order to allow the CDP to finance those banks that will be granting energy producers a new financing in order to cover the costs related to the new amended tariffs, regardless of the option chosen by the producer with respect to producers who chose one of the first three options.

In particular, the Italian Government guarantees 80% of the amount (that includes principal and interests) of each guarantee that CDP issues in favor of economically and financially sound banks that provide financing to economically and financially sound producers. A bank/producer is considered "economically and financially sound" pursuant to the definitions set forth by the European Commission.

The Government's guarantee could be enforced by CDP: (i) within 6 months starting from the expiry of the terms foreseen under the financial agreements, in case of default of the reimbursement; or (ii) within 6 months starting from the payment released by CDP following the enforcement by the guaranteed bank.

The Italian Ministry of Economic Development will pay CDP after an evaluation of the specific case. Following the payment, the Italian Ministry of Economic Development will acquire all rights held by CDP towards the first debtor for the amounts paid.

Constitutional Court Judgment

In June 2015, an appeal was filed with the Italian Constitutional Court aimed to assess whether the Spalma Incentivi Law entails unconstitutional provisions, particularly insofar as they apply in a retrospective fashion. In December 2016 the Italian Constitutional Court declared that the Spalma Incentivi Law is not anti-constitutional.

Interventions on operating plants and incentives

On May 1, 2015, GSE issued a regulation called "Documento Tecnico di Riferimento", or DTR, setting out the conditions subject to which a PV plant can continue benefitting from incentives despite modifications made to the PV plant due to revamping interventions. The terms of the DTR cover a number of circumstances (such as moving of the plant, modification of the connection point, variation of the installation method, replacement of components, modification of the capacity, etc.). The DTR was criticized for being too restrictive by many operators and relevant associations and in July 2015 the effectiveness of the DTR was suspended by GSE partly due to the fact that relevant measures are addressed in the scheme of new Italian decree dedicated to renewables (Nuovo Decreto FER). The new decree was adopted and entered into force in June 2016.

Although Nuovo Decreto FER is mostly dedicated to other forms of renewable energy, it provides measures that apply also to photovoltaic plants. Such measures include:

A.	Measures on revamping interventions, which provide in particular that in order for a plant to continue benefitting from incentives, such interventions:

(i)	shall not entail an increase of more than 1% (5% for plants up to 20 kWp) of the nominal power of the plant or its single units;
(ii)	shall use new or regenerated components, in the case of definitive replacements; and
(iii)	shall be communicated to GSE within 60 days.

further implementation measures on the procedures to be followed in case of revamping interventions (i.e., a new Documento Tecnico di Riferimento) were published in February 2017;

B.	Measures on the so called "fake fractioning", providing in particular that in the case that two or more plants are:

(i)	fed by the same renewable source;
(ii)	owned by the same entity or by entities belonging to the same group; and
(iii)	built on the same plot or on bordering plots;

such plants have to be considered as one plant with nominal power equal to the aggregate of the single plants' respective powers. In such case, GSE will:

(i)	re-determine the applicable tariff, if the procedures on tariff admission were complied with notwithstanding the fake fractioning; or
(ii)	declare the retrospective forfeiture from the tariff, if the procedures on tariff admission were not complied with as a result of the fake fractioning.

Retention from Incentives for Panel Disposal

As part of the implementation of legislative decree 49/2014, in December 2015, GSE published the guidelines regarding disposal of PV panels that benefit from incentives. In particular, the decree had established that GSE was entitled to retain a certain amount from payment of incentives as a guarantee for the cost of disposal of the panels installed on PV plants and GSE set out the determination of such retention.

The guidelines provide that the retention shall start from the 11th year of incentive and shall be calculated, for plants with nominal capacity higher than 10 kWp, on the basis of the following formula:

[2 * (n – i + 1) / n * (n + 1)] * total quota

where "n" is equal to 10, "i" is the year in which the retention is applied, and "total quota" is n*number of panels (GSE has however reserved to amend the value of "n" after further assessment of disposal costs).

For example, for a plant with 100 panels, based on the above formula the retention is equal to Euro 181.82 for the first year and an aggregate amount of Euro 1,000 for a ten-year period (assuming a duration of the incentive of 20 years).

The retention will be held by GSE in an interest-bearing escrow account and is to be returned to producers after evidence is provided to GSE that the panels have been disposed correctly. If such evidence is not provided, GSE will proceed by itself to the disposal of the panels and not return the retention to the producer.

The guidelines clarify that the retention shall apply also in the case that the incentive-related receivables have been the object of assignment (as is applicable to our financed projects).

New provisions regarding determination of cadastral value

Art. 21 of Law 208/2015 (2016 Italian Budget Law) set out new criteria concerning the determination of the cadastral value of immovable assets with so called special and particular destination (i.e., those belonging to cadastral categories "D" and "E"). PV plants fall within the scope of such provision. Following issuance of the law, on February 1, 2016, the Italian Tax Office (Agenzia delle Entrate) published official clarifications to the scope of said provision. With specific reference to ground PV plants, the Italian Tax Office pointed out that, on the basis of the new provision, modules and inverters shall not be accounted in the determination of the associated cadastral value, which should entail a significant reduction in the calculation of the related tax burden.

Material Effects of Government Regulations on the Spanish PV Plants

The Spanish general legal framework applicable to renewable energies

The legal and regulatory framework applicable to the production of electricity from renewable energy sources in Spain was modified by Royal Decree-law 9/2013, dated July 12, 2013, due to the adoption of several urgent measures in order to ensure the financial stability of the power system, or RDL 9/2013, eliminating the former "Special Regime" and feed-in-tariff established by Royal Decree 661/2007 and Royal Decree 1578/2008 and establishing the basis of the current remuneration scheme applicable to renewable energies called the "Specific Remuneration" regime.

Specific Remuneration includes two components to be paid on the top of the electricity market price: (i) an "investment retribution" sufficient to cover the investment costs of a so-called "standard facility" – provided that such costs are not fully recoverable through the sale of energy in the market, and (ii) an "operational retribution" sufficient to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market.

The Specific Remuneration provides that commencing July 13, 2013 all PV plants currently in operation, including our Spanish PV Plants, were no longer entitled to receive the applicable feed-in tariff for renewable installations but rather became entitled to receive the Specific Remuneration.

The basic concept of the Specific Remuneration contained in RDL 9/2013 was confirmed by the current Power Act (Law 24/2013, of December 26, 2013) and further developed by the following regulations:

1.	Royal Decree 413/2014 which regulates electricity generation activity using renewable energy sources, cogeneration and waste, or RD 413/2014.

2.	Order IET/1045/2014 approving the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, or Order 1045/2014.

Pursuant to RD 413/2014 and Order 1045/2014, the calculation of Specific Remuneration is made as follows:

a)
The Specific Remuneration is calculated by reference to a "standard facility" during its "useful regulatory life". Order 1045/2014 characterized the existing renewable installations into different categories (referred to as IT-category). These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.

The Specific Remuneration is not calculated independently for each power installation. It is calculated based on the inclusion of each exiting installations in one of the formulated IT-categories and, as a result of such inclusion, is based on the retribution parameters assigned to that particular IT-category.

b)	According to RD 413/2014, the calculation of the Specific Remuneration of each IT-category shall be performed taking into account the following parameters:

(i)	the standard revenues for the sale of energy production, valued at the production market prices;
(ii)	the standard exploitation costs; and
(iii)
the standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account.

c)
Order 1045/2014 established the relevant parameters applicable to each IT-category. Therefore, in order to ascertain the total amount of the Specific Remuneration applicable to a particular installation it is necessary to (1) identify the applicable IT-category and (2) integrate in the Specific Remuneration formula set forth in RD 413/2014 the economic parameters established by Order 1045/2014 for the relevant IT-category.

d)
The Specific Remuneration is calculated for regulatory periods of six years, each divided into two regulatory semi-periods of three years. The first Regulatory Period commenced July 14, 2013 and terminates December 31, 2019.

e)
The Specific Remuneration is designed to ensure a "reasonable rate of return" or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (7.398% before taxes).

f)
Pursuant to RD 413/2014, the revenues from the Specific Remuneration are set based on the number of operating hours reached by the installation in a given year and adjusted to electricity market price deviations. Furthermore, the economic parameters of the Specific Remuneration might be reviewed by the Spanish government at the end of a regulatory period or semi-period, however the standard value of the initial investment and the useful regulatory life will remain unchanged for the entire Regulatory Useful Life of the installation, as determined by Order 1045/2014-.

Please note that the update of the Specific Remuneration is carried out by reference to the IT-categories with the sole exception of the adjustment of annual revenues from the Specific Remuneration as a result of the number of Equivalent Operating Hours. This update is made installation by installation by the National Markets and Competition Commission.

The obligation to finance the tariff deficit

Pursuant to the Power Act (Law 24/2013), renewable installations are required to finance future tariff deficits whereas pursuant to the former Power Act, the tariff deficit was only financed by five vertically integrated companies (Iberdrola, Endesa, E.On, Gas Natural Fenosa and Hidrocantábrico). Therefore, in the event there is a temporary deviation between revenues and costs of the electricity system on any given monthly settlement, this deviation shall be borne by all the companies participating in the settlement system (including renewable facilities).

Taxation of the income from generation of electricity

The Spanish Parliament enacted the Law 15/2012, dated December 27, 2012, or Law 15/2012, on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a tax on energy generation of 7% from the total amount received for the production of electricity.

Dori Energy and the Dorad Power Plant

General

U. Dori Energy Infrastructures Ltd., or Dori Energy, is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by the Dori Group. The Dori Group is an Israeli publically traded company, whose shares are traded on the Tel Aviv Stock Exchange. During early 2016, the controlling shareholder of the Dori Group sold its holdings in the Dori Group to a new controlling shareholder, who nominated new board members and senior management in the Dori Group. Dori Energy's main asset is its holdings of 18.75% of Dorad.

Dori Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy in Dori Energy. Pursuant to the terms of the Dori Investment Agreement Ellomay Energy invested a total amount of NIS 50 million (approximately $14.1 million) in Dori Energy, and received a 40% stake in Dori Energy's share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated on January 27, 2011, or the Dori Closing Date. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori SHA.

Ellomay Energy was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy's percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The first option was exercisable starting from issuance and shall expire within twelve (12) months following the completion and delivery of the power plant and the second option commenced at this date and shall expire within 2 years following the completion and delivery of the power plant. The exercise price of the options is NIS 2.4 million for each 1% of Dori Energy's issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option.

In May 2016, we exercised the second option to acquire additional share capital of U. Dori Energy Infrastructures Ltd., or Dori Energy. Following the exercise of this option, our holdings in Dori Energy increased from 49% to 50% and our indirect ownership of Dorad increased from 9.1875% to 9.375%. The aggregate amount paid in connection with the exercise of the option amounted to approximately NIS 2.8 million (approximately $0.74 million), including approximately NIS 0.4 million (approximately $0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group also entered into the Dori SHA that became effective upon the Dori Closing Date. The Dori SHA provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori SHA also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori SHA further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Dori Energy's representative on Dorad's board of directors is currently Mr. Hemi Raphael, who is also a member of our Board of Directors.

The Dorad Power Plant

Other than information relating to Dori Energy, the disclosures contained herein concerning the Dorad Power Plant are based on information received from Dorad and other publicly available information.

Dorad currently operates the Dorad Power Plant, a combined cycle power plant based on natural gas, with a production capacity of approximately 850 MW, located south of Ashkelon. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars and commenced commercial operations on May 2014. Dorad is leasing the land from the Eilat-Ashkelon Pipeline Company (EAPC for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant.

The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Electricity Sector Law and its Regulations, and the Standards and the tariffs determined by the Israeli Electricity Authority. The existing transmission and delivery lines are operated by the IEC, which is the only entity that holds a license to operate an electricity system in Israel. The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no material losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad.

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd. (37.5%) and Edelcom Ltd., or Edelcom, (18.75%), both Israeli private companies, and Zorlu Enerji Elektrik Uretim A.S. (25%), a publicly traded Turkish company. Dorad's shareholders, including Dori Energy, are parties to a shareholders agreement that includes customary provisions, including a right of first refusal, arrangements in connection with the financing of Dorad's operations, certain special shareholder majority requirements and the right of each shareholder holding 10% of Dorad's shares to nominate one member to Dorad's board of directors. As noted above, pursuant to the Dori SHA, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

During July 2016, Dorad repaid an aggregate amount of approximately NIS 350 million (approximately $93 million) of shareholders’ loans (of which approximately NIS 204 million (approximately $54 million) for repayment of interest and linkage and the remainder of approximately NIS 146 million (approximately $39 million) for partial repayment of principal). Dori Energy’s portion of such repayment was approximately NIS 66 million (approximately $17.6 million). During January 2017, Dorad repaid an additional aggregate amount of approximately NIS 50 million (approximately $13.3 million) of interest and principal on account of shareholders loans and Dorad expects to repay an additional amount of approximately NIS 30 million (approximately $8 million) during 2017. For information concerning Dori Energy’s portion of these repayments, see below.

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached on November 29, 2010, with the first drawdown received on January 27, 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.5%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2016. Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to certain customers, to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including payments to customers due to delays in the commencement of operations, payment of liquidated damages to the construction contractors in the event of force majeure and certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately $1.2 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of December 31, 2016, Dori Energy provided guarantees to the Israeli Electricity Authority, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 30.5 million (approximately $7.9 million). As of December 31, 2016, the principal and accrued interest on the shareholders loans provided to Dorad by Dori Energy was in the aggregate amount of approximately NIS 42.7 million (approximately $11.1 million), following the repayment of shareholder loan to Dori Energy in July 2016 amounting to approximately NIS 66 million (approximately $17 million). In January 2017 an additional payment of principal and interest on account of the shareholder loan of approximately NIS 9.4 million (approximately $2.5 million) was received by Dori Energy and Dorad expects to repay an additional amount of approximately NIS 5.6 million (approximately $1.5 million) to Dori Energy during 2017. The shareholders loans bear 10% interest and are linked to the Israeli CPI.

In July 2013, the Dorad Power Plant was energized and connected to the Israeli national grid. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network. The commencement of operations of the Dorad Power Plant was postponed due to technical delays, including a temporary disruption of the works during 2012 due to missile attacks directed at Southern and Central Israel.

The Dorad Power Plant commenced operations in May 2014, following the receipt of the permanent generation and supply licenses discussed under "Material Effects of Government Regulations on Dorad's Operations" below.

Dorad previously entered into an operation and maintenance agreement, or the Dorad O&M Agreement, with a wholly-owned subsidiary of Eilat Ashkelon Infrastructure Services Ltd., which holds 37.5% of Dorad, or the Dorad O&M Contractor. Certain of the obligations under such agreement were assigned to Zorlu Enerji Elektrik Uretim A.S., or Zorlu, which holds 25% of Dorad. The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. During 2013, the Dorad O&M Contractor entered into an agreement with Ezom Ltd., which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom Ltd. (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu for the provision of sub-contracting services to the Dorad O&M Contractor. Despite the assignment and subcontracting agreement, the Dorad O&M Contractor remains liable to Dorad for all obligations under the Dorad O&M Agreement.

Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises.

We and Dori Energy, and several of the other shareholders of Dorad and their representatives, are involved in various litigations as follows:

Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael

During April 2015, Dori Energy approached Dorad in writing, requesting that Dorad take legal steps to demand that Zorlu, Wood Group Gas Turbines Ltd., the engineering, procurement & construction contractor of the Dorad Power Plant, or Wood Group, and the representatives of Zorlu on the Dorad board of directors disclose details concerning the contractual relationship between Zorlu and Wood Group. In its letters, Dori Energy notes that if Dorad will not act as requested, Dori Energy intends to file a derivative suit in the matter.

Following this demand, on July 16, 2015, Dori Energy and Dori Energy's representative on Dorad's board of directors, who is also a member of our Board of Directors, filed a petition, or the Petition, for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu, Zorlu's current and past representatives on Dorad's board of directors and Wood Group and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. For the sake of caution, Plaintiffs further requested to reserve their rights to demand, on behalf of Dorad, monetary damages in a separate complaint after Dorad receives the aforementioned information and documents.

On January 12, 2016, Dori Energy filed a motion to amend the Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents, to remove Zorlu's representatives and to add several documents which were obtained by Dori Energy, after the Petition had been filed. Dorad and Wood Group filed their response to the motion to amend the Petition and Zorlu filed a motion for dismissal. During the hearing held on March 10, 2016, Zorlu withdrew the motion for dismissal and is required to submit its response to the motion to amend the Petition by March 31, 2016.

At a hearing held on April 20, 2016, the request submitted in January 2016 to amend the Dori Energy Petition to add Ori Edelsburg (a director in Dorad) and affiliated companies as additional respondents was approved. Subsequent to the date of this report, at the end of July 2016, the respondents filed their responses to the amended Dori Energy Petition. Dori Energy and Hemi Raphael had until December 19, 2016 to reply to the respondents’ response. Following the recusal of the judges in the Economic Department of the Tel Aviv-Jaffa District Court, in September 2016 the President of the Israeli Supreme Court instructed that the parties will inform the court as to the proper venue in which the petition should be heard and to update the court whether the parties reached an agreement as to the transfer of the dispute to an arbitration proceeding. During October 2016, Dori Energy notified the court that the parties have not yet reached an agreement and requested that the court determine which judges will decide on the petition and the respondents notified the court that the discussion concerning transferring the dispute to an arbitration process are advancing and an attempt will be made to reach an arbitration agreement during November 2016. On November 15, 2016, the President of the Israeli Supreme Court instructed that the parties will update the court on the proposed transfer of the proceeding to an arbitration process by early December 2016.

On December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceedings mentioned below will be arbitrated before Judge (retired) Hila Gerstel. In its decision dated January 2, 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Raphael requested the deletion of the proceeding and the request was approved. A statement of claim was filed by Dori Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd. on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. For more information see Note 6 to our annual financial statements included elsewhere in this Prospectus.

Petition to Approve a Derivative Claim filed by Edelcom

On February 25, 2016 the representatives of Edelcom Ltd., which holds 18.75% of Dorad, or Edelcom, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately $12.7 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Dori Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. On July 25, 2016, Edelcom filed a petition for approval of a derivative action against the Company, the Luzon Group, Dori Energy and Dorad. In November 2016 Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request. Based on our initial analysis, we believe that the petition has no merit and intend to defend our position in court. As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above and below will be arbitrated before Judge (retired) Hila Gerstel. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. For more information see above. Following the execution of the arbitration agreement, this proceeding was deleted. For more information see Note 6 to our annual financial statements included elsewhere in this Prospectus.

Statement of Claim filed by Edelcom

In July 2016, Edelcom filed a statement of claim, or the Edelcom Claim, with the Tel Aviv District Court against Dori Energy, Ellomay Energy, the Luzon Group, Dorad and the other shareholders of Dorad. In the Edelcom Claim, Edelcom contends that a certain section of the shareholders agreement among Dorad’s shareholders, or the Dorad SHA, contains several mistakes and does not correctly reflect the agreement of the parties. Edelcom claims that these purported mistakes were used in bad faith by the Luzon Group, Ellomay Energy and Dori Energy during 2010 in connection with the issuance of Dori Energy’s shares to Ellomay Energy and that, in effect, such issuance was allegedly in breach of the restriction placed on Dorad’s shares and the right of first refusal granted to Dorad’s shareholders in the Dorad SHA. The Edelcom Claim requests the court to: (i) issue an order compelling the Luzon Group, Ellomay Energy and Dori Energy to act in accordance with the right of first refusal mechanism included in the Dorad SHA and to offer to the other shareholders of Dorad, including Edelcom, a right of first refusal in connection with 50% of Dori Energy’s shares (which are currently held by Ellomay Energy, a wholly-owned subsidiary of the Company), under the same terms agreed upon by the Luzon Group, Ellomay Energy and Dori Energy in 2010, (ii) issue an order instructing Dorad to delay all payment due to Dori Energy as a shareholder of Dorad, including dividends or repayment of shareholders’ loans, for a period as set forth in the Edelcom Claim, (iii) issue an order instructing Dorad to remove Dori Energy’s representative from Dorad’s board of directors (currently Mr. Hemi Raphael, who also serves on our Board) and to prohibit his presence and voting at the Dorad board of directors’ meetings, for a period as set forth in the Edelcom Claim, and (iv) grant any other orders as the court may deem appropriate under the circumstances. In November 2016 Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and on November 27, 2016, Edelcom filed an objection to this request  As noted above, on December 27, 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the two proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel. On February 23, 2017, Edelcom submitted the statement of claim to the arbitrator. For more information see above. Following the execution of the arbitration agreement, this proceeding was deleted. Based on our initial review of the Edelcom Claim and related documents, we believe that there is no merit or basis to the allegations made in the Edelcom Claim.

Opening Motion filed by Edelcom

On December 8, 2016, Edelcom filed an opening motion with the Economic Department of the Tel Aviv-Yaffo District Court against the Luzon Group, Dori Energy and Dorad, or the Opening Motion. The Opening Motion was filed shortly after the publication in Israel of a prospectus by the Luzon Group for the issuance of debentures to the Israeli public, proposed to be secured, among other securities, by a pledge on Dori Energy's shares that are held by the Luzon Group (representing a 50% ownership percentage in Dori Energy, with the Company, indirectly, holding the remaining 50%).

In the Opening Motion, Edelcom requests the court to declare that: (a) the creation of a lien on Dori Energy's shares held by the Luzon Group triggers the right of first refusal mechanism included in the Dorad shareholders agreement, (b) that the Luzon Group and/or Dori Energy are obligated to act in accordance with such right of first refusal and enable the shareholders of Dorad to acquire all of Luzon Group's holdings in Dori Energy or, indirectly, in Dorad, for a consideration of NIS 70 million less the value of other securities provided to the debenture holders or, alternatively, for an amount to be determined by an economic expert appointed by the court, and (c) to determine that Edelcom's notice of exercise of its right of first refusal, obligates the Luzon Group and/or Dori Energy.

The Luzon Group reported to the public in Israel that its positon, and the position of its legal counsel, based on an initial review of the Opening Motion, is that there is no legal basis for the claims included in the Opening Motion and it rejects all claims included in the Opening Motion. On January 5, 2017, Ellomay Clean Energy filed a request to join the proceeding as the outcome of the opening motion may materially affect its rights. During January 2017, after the Luzon Group issued unsecured debentures, Edelcom filed a motion to stop the opening motion as Edelcom claimed it was no longer relevant. The Luzon Group requested the court to either rule that Edelcom’s request permits the creation of the lien on the Luzon Gorup’s shares of Dori Energy or, to the extent Edelcom has not changed its claims, the request to stop the opening motion should be rejected and the case ruled on by the court in order to enable the Luzon Group to provide a pledge on its shares of Dori Energy to its debenture holders. Based on its initial review of the Opening Motion, the Company is also of the opinion that the Opening Motion is without legal basis.

The Israeli Electricity Market; Competition

The Israeli electricity market is dominated by the Israel Electric Corporation (IEC), which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 13.6 GW as of November 2015. According to the Israeli Electricity Authority's report on the electricity sector, published on November 2015, this installed capacity will have comprised 85% of the total installed capacity in the Israeli market. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). In recent years, various private manufacturers received energy production licenses from the Israeli Electricity Authority. During 2015 Israel's largest privet power plant, Dalia Power Energies Ltd, was commissioned with installed capacity of approximately 900 MW.

Dorad competes with the IEC and other private electricity manufacturers with respect to sales to potential customers directly.

Dorad's position is that the current regulation and structure of the Israeli electricity market provide IEC with a competitive advantage over the private electricity manufacturers. However, as long as the regulation remains unchanged, as the IEC controls the transmission and delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC's employees. For example, the approval of Dorad's permanent licenses was delayed due to ongoing disputes between the IEC and its employees. For more information see "Material Effects of Government Regulations on Dorad's Operations" below.

Customers

Dorad entered into electricity supply agreements with various commercial consumers for an aggregate of approximately 95% of the production capacity of the Dorad Power Plant. The end-users include the Israeli Ministry of Defense, Mekorot (Israel's water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chains (Isrotel and Fattal), and others.  The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the Israeli Electricity Authority.

The agreements with the Israeli Ministry of Defense and with Mekorot include an undertaking to compensate such customers in the event of a delay in commercial operations of the Dorad Power Plant beyond the second quarter of 2013. Dorad reached an agreement with such customers for compensation in the form of discounts for the first six months or one year of operations and could still be subject to claims for monetary compensation from Mekorot for which a provision was made during 2013 and 2014 in Dorad's financial statements. In June 2014 Dorad compensated Mekorot by the full amount of the compensation due to it (including interest accrued until that date).

In addition to the provision of electricity to specific commercial consumers, the agreement between Dorad and the IEC, which governs the provision of services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Electricity Authority, on IEC's requirements and on the tariffs determined by the Israeli Electricity Authority.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

The Dorad Power Plant is a bi-fuel plant, using natural gas as the main fuel and diesel oil in the event of an emergency. Pursuant to publications of the Israeli Ministry of National Infrastructures, Energy and Water Resource, natural gas is currently being used for the production of approximately 50% of the electricity produced in Israel.

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is currently the sole supplier of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, following the fulfillment of certain conditions precedent that are set forth in the Tamar Agreement, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

·         Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

·        The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

·          Dorad has committed to purchase or pay for ("take or pay") a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed, it shall be entitled to consume this quantity every year during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

·          The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2018, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2020. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement.

·           During an interim period, that will commence upon the fulfillment of conditions set forth in the Tamar Agreement, or the Interim Period, the natural gas supply to Dorad will be subject to the quantities of natural gas available to Tamar at the time following the supply of natural gas to customers of the "Yam Tethys" project and other customers of Tamar that have executed natural gas supply agreements with Tamar prior to the execution of the Tamar Agreement. The Interim Period will end after (and to the extent) Tamar completes a project to expand the supply capacity of the natural gas treatment and transmission system from Tamar, subject to the fulfillment of conditions set forth in the Tamar Agreement, or the Expansion Project. In the event the conditions for the completion of the Expansion Project are not fulfilled, or the Expansion Project is not completed by the dates set forth in the Agreement, Dorad shall be entitled to terminate the Tamar Agreement. Upon completion of the Expansion Project, the minimum capacity set forth in the Tamar Agreement will increase and the Total Contract Quantity will increase respectively up to approximately 13.2 BCM. On April 30, 2015, Dorad received a notification from Tamar whereby the Interim Period began on May 5, 2015. As per Dorad's estimate, the impact of Tamar's notification on its activities is not expected to be significant.

·           The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a "final floor price." Following the decreases in the price of fuel and electricity during 2015, the Israeli Electricity Authority reduced the rate of electricity production, and as a result the natural gas price under the Tamar Agreement reached the "final floor price" in March 2016.

·           Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

·          The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

As a result of the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

Tamar and Dorad were in dispute over the price of natural gas due to the update of the electricity production costs determined by the Israeli Electricity Authority during 2013. In November 2015, the Company reached an arrangement with Tamar whereby the Company's obligation to acquire the gas for the period preceding the commencement date of the actual consumption of the gas will be cancelled, where in addition the parties also settled the disagreement regarding the tariff linkage during the period of the dispute, with no monetary consequences.

Dorad is also a party to a natural gas delivery agreement and to a diesel oil warehousing agreement. In November 2013, the Natural Gas Authority of the Israeli Ministry of National Infrastructures, Energy and Water Resources approved the connection of the Dorad Power Plant to the national gas pipeline network.

Material Effects of Government Regulations on Dorad's Operations

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Sector Law, 1996, or  the Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel.

Licenses

In February 2010, the Israeli Electricity Authority granted Dorad a Conditional License, as defined by the Electricity Market Regulations, or the Conditional License) for the construction of a natural gas (and alternative fuel for back up purposes) operated power plant in Ashkelon, Israel for the production of electricity, with an installed production capacity of 760-850 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to produce and sell electricity to the Israeli Electric Company. The Conditional License is valid for a period of fifty four (54) months commencing from the date of its approval by the Israeli Minister of National Infrastructures, Energy and Water Resources, subject to compliance, by Dorad, with the milestones set forth therein, and the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the power plant).

 On April 13, 2014, the Israeli Electricity Authority resolved to grant Dorad a generation license for a period of twenty years and a supply license for a period of one year, or the Licenses, which become effective with the receipt of the approval of the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The execution of the Licenses was under the examination of the Israeli Ministry of Justice due to an outstanding legal proceeding between the employees of the IEC, the IEC and the State of Israel in the Israeli local labor court. In connection with such legal proceeding, the labor court ruled that the State of Israel should refrain from any change to the status quo that influences or could affect the mandates of the IEC pending the discussions among the parties to the legal proceeding. On May 4, 2014 an urgent petition was filed by Dorad with the Israeli High Court of Justice concerning the delay in the provision of the Licenses to the Dorad Power Plant, or the Petition, requesting the issuance of conditional orders against, among others, the Israeli Electricity Authority, the legal advisor to the government and the Minister, to provide the reasons for not signing the Licenses despite governmental undertakings that were provided to Dorad. An urgent hearing at the High Court of Justice was scheduled for May 11, 2014. At the hearing the parties to the Petition reached a settlement, which the Israeli High Court of Justice approved, that, among other things, included the agreement of the parties that the Minister will approve the Licenses and that Dorad will be made a party to any petition or claim filed in the future by any of the parties that may affect Dorad. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

Tariffs

In September 2010, Dorad received a draft approval of conditional tariffs from the Israeli Electricity Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, and in October 2013, Dorad received a revised approval of tariffs pursuant to the Tamar Agreement.

In addition, in July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructure established pursuant to the Israeli Zoning and Construction Law, 1996, or the Construction Law, granted a building permit with respect to the Dorad Power Plant (Building License No. 2-01-2008), as required pursuant to the Construction Law.

The Israeli Electricity Authority determined the method and tariffs for the provision of availability and electricity by private electricity manufacturers to the IEC in the event not all of the capacity of such manufacturers was sold directly to customers. The Israeli Electricity Authority's decision provides that the IEC will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the IEC.

As noted above, the transmission and delivery lines used by the Dorad Power Plant are managed by the IEC, and the IEC is solely licensed to operate electricity systems (i.e. to oversee and manage the production and transmission of electricity) in Israel. In May 2013, the Israeli Electricity Authority determined a temporary fee that will be charged by the IEC per KWh for its electricity system operator services from its customers, from private energy manufacturers, such as Dorad, and from "self-manufacturers" (i.e. those who manufacture electricity for self-use). The Israeli Electricity Authority determined that once a permanent fee is established, a retroactive settling of accounts will be performed. As more fully detailed below, in August 2015 the permanent rate was published by the Israeli Electricity Authority.

In August 2013, a steering committee for a reform in IEC was established, with the purposes of, inter alia, structuring the Israeli electricity market, including the implementation of competition in the relevant sectors, and suggesting an overhaul reform of the Israeli electricity market. In March 2014, the steering committee published an interim report for comments. One of the recommendations of the steering committee is to create an independent system operator and to maintain a minimal percentage of electricity produced by private manufacturers in Israel (42%), including by selling some of the power plants owned by the IEC to private entities.

On July 9, 2014, Dorad petitioned the Israeli High Court against the Israeli Electricity Authority and the IEC in view of the Israeli Electricity Authority's intention to approve a resolution that, inter alia, requires the private electricity producers to pay IEC a new rate, generally referred to by the Israeli Electricity Authority as "system costs". The Israeli High Court decided that the Israeli Electricity Authority will submit its response until September 10, 2014 and the IEC also requested permission to submit its response. The IES and the Israeli Electricity Authority have since submitted their responses to the court and the Israeli Electricity Authority contended that the petition should be denied for various reasons.

On August 25, 2014, the Israeli Electricity Authority published a proposed decision for a hearing regarding the rates of the "system costs," in which details were provided on the system services provided by IEC and their rates. According to the proposed decision, the rates will be effective retroactively as from June 1, 2013 but for Dorad will be effective only from the date of its commercial operation.

On December 22, 2014, the Israeli Electricity Authority published a proposed decision titled "Electricity Rates for Customers of IEC in 2015," which includes a reduction of the rates for Dorad's customers. According to the decision the rates of the manufacturing component which serves as the basis for charging Dorad's customers and to which the price of the gas is linked, will be reduced by about 9% as from February 1, 2015.

On August 6, 2015, the Israeli Electricity Authority published a decision establishing the rate in respect of "system management service charges" (system costs). As of December 31, 2015, Dorad settled such charges to for the period until June 2015, and as from July 2015 regular charges are received from the IEC for these services.

On September 7, 2015, the Israeli Electricity Authority published a decision reducing the electricity rates. According to this decision, the production tariff, based on which Dorad's customers are charged and to which the price of the natural gas under the Tamar Agreement is linked, was reduced by approximately 6.8% commencing September 13, 2015.

The Israeli Electricity Authority scheduled an additional hearing for early December 2016 concerning possible reductions in the electricity production tariff by 8%. On December 17, 2016, following such hearing, the Israeli Electricity Authority published its decision concerning the tariff updates for 2017 whereby, among other things, it determined to limit the reduction in the electricity production tariff to approximately 0.45% and it stated that it will not further update the tariffs until December 2017.

Permits and Environmental Laws

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations.

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants and handling hazardous materials.

Pumped Storage project in the Manara Cliff in Israel

General

On January 28, 2014 we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly listed company, pursuant to which we shall acquire Ortam's holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli Limited Partnership that is promoting a prospective pumped storage project in the Manara Cliff in Israel, or the Manara Project, as well as Ortam's holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner of the Partnership (25%), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014 our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly listed company. Pursuant to the Electra Agreement, Ellomay Manara shall acquire Electra's holdings (24.75%) in the Partnership as well as Electra's holdings in the GP (25%). In addition, we, Ellomay Manara and Electra agreed that: (i) on the closing date of the transactions contemplated under the Electra Agreement, Ellomay Manara shall transfer to subsidiaries of Electra all of its then holdings in the engineering, procurement and construction contractor of the aforementioned project, or the EPC, (50%), which will be acquired at closing by us from another partner in the Partnership pursuant to a conditional agreement we entered into, resulting in Electra's subsidiaries holding 100% of the EPC and (ii) each of Electra (through its subsidiaries) and us (together with Ellomay Manara) was granted with an eighteen-month put option and call option, respectively, with respect to the entire holdings in the EPC. In addition to the aforementioned agreements, on January 19, 2014 we entered into an agreement with Galilee Development Cooperative Ltd., an Israeli cooperative, or the Cooperative, pursuant to which, subject to the fulfillment of conditions as set forth below, we shall acquire the Cooperative's holdings (24.75%) in the Partnership as well as its holdings: (i) in the GP (25%), and (ii) in the EPC (50%).

On November 3, 2014, Ellomay Manara consummated the acquisition of 75% of the limited partnership rights in the Partnership as well as 75% of the GP, from Electra, Ortam and from the Cooperative. The remaining 25% of the Partnership and the GP are held by Sheva Mizrakot Ltd., an Israeli private company, or Sheva Mizrakot. We and Ellomay Manara did not pay any consideration upon the acquisition, and undertook to pay certain consideration upon the fulfillment of certain conditions precedent. On the same date, Ellomay Manara acquired Ortam's holdings (50%) in the EPC and, as set forth above, immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara Project, we and Ellomay Manara are liable (subject to certain conditions and limitations), jointly and severally, to all the monetary obligations of Ellomay Manara.

In August 2016, Ellomay Pumped Storage (2014) Ltd., or Ellomay PS, a 75% owned subsidiary of the Company, received a conditional license, or the Conditional License, for the Manara Cliff pumped storage project from the Israeli Minister of National Infrastructures, Energy and Water Resources, or the Minister. The Conditional License regulates the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW. The Conditional License includes several conditions precedent to the entitlement of the holder of the Conditional License to receive an electricity production license. The Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including a financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). The aggregate capital expenditure in connection with the Manara Project through September 30, 2016 were approximately NIS 12.9 million (approximately $3.4 million).

In September 2016, Ellomay PS filed a petition, or the Petition, with the Israeli High Court of Justice against the Minister, the Israeli Electricity Authority and the owner of the Kochav Hayarden pumped storage project. The Petition was filed in connection with the decision of the Israeli Electricity Authority to extend the financial closing milestone deadline of the Kochav Hayarden pumped storage project, which received a conditional license for a pumped storage plant with a capacity of approximately 340 MW in 2014. In the Petition, Ellomay PS requests the High Court to order the Israeli Electricity Authority to explain why the extension should not be canceled, due to, among other reasons, the lack of authority of the Israeli Electricity Authority to extend this milestone deadline. Should the extension decision be revoked, the conditional license provided to Kochav Hayarden is expected to terminate as the original financial closing milestone deadline has passed. Among its other claims, Ellomay PS claims that as the current quota for pumped storage projects determined by the Israeli Electricity Authority is 800 MW, and there is one 300 MW project that is already in the construction phase, the extension approved by the Israeli Electricity Authority could irreparably harm Ellomay PS's chances of receiving a permanent license if the Kochav Hayarden project receives its permanent license first. In January 2017, the Israeli High Court of Justice dismissed the Petition.

We and our subsidiaries that are involved in the Manara Project may, for various reasons including changes in the applicable regulation and adverse economic conditions, resolve not to continue the advancement of the Manara Project without further liability to the other parties under the aforementioned agreements.

Pumped Storage Plants

Pumped storage plant is a form of renewable energy generated in a power plant capable of creating a limited amount of energy on demand and is one of the most mature energy storage technologies.

The technology allows storing available energy for later use. The technology is working for more than 100 years around the world providing over 100,000 MW. The plant is a hydro-electric storage system comprised of two water reservoirs (upper and lower), connected through an underground water pressure pipe. Pumped storage allows optimal grid stability functionality by providing a combination of low latency, high power and high energy response (~90 sec, 340MW, 8 hours). During low demand – pumping water from lower reservoir for energy storage and during peak demand – releasing water from upper reservoir for energy production. Utilizing excess manufacturing ability during low demand in order to increase supply during peak demand and providing available reserve to be used by the grid dispatcher during peak and low demand.

The need for electricity storage solutions in the Israeli electricity market

The demand for electricity in the Israeli market and generally is affected by many factors including the weather, time of day and day of the week. In order to provide all the needed electricity, the IEC is constantly over-generating energy as result of using low flexibility energy sources (coal and gas). The demand curve is generally characterized by peak demand, usually in summer afternoons or winter evenings, and low demand during night times. During low demand periods, the majority of energy is produced by base-load plants in relatively cheap production costs while at peak demand times, more expensive energy sources are added. During recent years, the use of renewable, volatile energy sources has increased and added more volatility to the grid, storing energy during low demand and releasing it during peak demand.

The pumped storage technology stores energy during low demand and releases it during peak demand, thereby utilizing the gap in production costs in order to stabilize the grid's voltage and regulation.

The Manara Project

The Manara Cliff is located in Northern Israel, south of Kiryat Shmona. The current construction plans of the Manara Project contemplate that the plant will be based on water reservoirs built on agricultural land. The upper water reservoirs will be located near Kibbutz Manara and the lower water reservoirs will be based on existing reservoir next to Kiryat Shmona.

In connection with the Manara Project, Ellomay Manara entered into land agreements with the land owners and a water supply agreements with the Galil Elyon Water Association and performed geological and hydrology surveys and an environmental impact assessment.

Competition

The purpose of pumped storage systems is to stabilize the grid's voltage and to create optimization in the management of the electricity grid. Due to recent changes in the applicable regulation, the Manara Project will not enter into electricity sale agreements with private customers, but rather will provide 100% of the plant's available capacity and energy to the System Manager (IEC), pursuant to a power purchase agreement. The main competitors of the Manara Project are other entities that are planning the construction of pumped storage power plants, competing for the same available quota for such plants. There are currently two other entities promoting the construction of pumped storage projects in Israel – PSP Investments Ltd., developing a project in Ma'ale Gilboa, which is in the construction phase and has been allocated 300 MW of the 800 MW general quota following financial closing, and Star Pumped Storage Ltd., developing a project in Kochav Hayarden (approximately 340 MW), which is in the stages of financial closing for the project.

Material Effects of Government Regulations on the Manara Project

The Manara Project is subject to the Israeli governmental and local regulations applicable to energy manufacturers, including the Electricity Market Regulations. For more information concerning the Israeli electricity market and regulation see "The Israeli Electricity Market; Competition" and "Material Effects of Government Regulations on the Manara Project" under "Dori Energy and the Dorad Power Plant" above.

The Manara Project was announced by the Israeli Government as a national infrastructure project, was designed in the framework of the national infrastructure plan 41 (pumped storage) as a 200 MW power plant, and received the government's approval (decision 6183).

Licenses

The Manara Project was granted a conditional license by the Israeli Electricity Authority for the construction of a pumped storage power plant with a capacity of 200 MW, which has expired. In August 2016, Ellomay PS received a conditional license for a pumped storage plant with a capacity of 340 MW, after the initial development stage, including receiving a feasibility survey from IEC, was finalized. In addition, the Editors Committee of the National Outline Plan #10 approved the increase of capacity to 340 MW. Recently, the regional planning committee gave its approval for deposit of the plan for public review. The financial closing of the Manara Project is subject to the availability of a quota for pumped storage plants and the general quota set forth by the Israeli Electricity Authority for pumped-storage projects in Israel is currently set at 800 MW, of which a portion of 500 MW is currently still available

The licenses issued by the Israeli Electricity Authority include several milestones and in the event the owner of the project does not meet any of the milestones the Israeli Electricity Authority has the authority to revoke the license.

In August 2015, The Manara Project received a license of a water plant from the Water Authority, and the water rationing needed for preliminary fill of the reservoirs as well as for continues operation.

Tariffs

In November 2009, the Israeli Electricity Authority published the power purchase agreement for a private electricity manufacturer producing electricity using pumped storage technology (Meeting 279), with the following principles:

•	Purchase of availability from a licensed private conventional manufacturer;

•	Payment for availability, start-ups and dynamic benefits;

•	The plant is required to be under the full control of the system manager (currently the IEC);

•	Capital and operational tariff for availability – including exchange rate linkage, indexes and interests;

•	During the first eighteen years the plant is entitled to capital and operational tariff and during the following two years the plant is entitled to operational tariff only; and

•	Bonuses and fines mechanism, based on standard technical operational parameters.

Waste-to-Energy Projects

Agreement with Ludan in connection with Netherlands Waste-to-Energy Projects

In July 2016, we, through Ellomay Luxemburg, entered into the Ludan Agreement with Ludan in connection with Waste-to-Energy (specifically, Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands. Based on information received from Ludan, Ludan, either by itself and/or through its affiliates currently own certain option rights in a few biogas plants, and were involved in the design and/or construction of fourteen biogas projects in the Netherlands and Spain.

Pursuant to the Ludan Agreement, subject to the fulfillment of certain conditions (including the financial closing of each project, with the exception of the Goor Project, and receipt of a valid Sustainable Energy Production Incentive subsidy from the Dutch authorities and applicable licenses), we, through Ellomay Luxembourg, will acquire at least 51% of each project company and Ludan will own the remaining 49% (each project that meets the conditions under the Ludan Agreement is referred to as an "Approved Project"). In the event additional entities will invest in an Approved Project, their holdings will not dilute Ellomay Luxembourg's 51% share without our prior approval, and in any case, Ellomay Luxembourg will maintain the majority stake in any project company. The amount invested by us in each Approved Project will be comprised of: (i) our share of the equity based on its holdings in the Approved Project and (ii) an additional amount up to an aggregate investment that will reflect a pre-determined minimal internal rate of return to us, up to a certain maximum percentage of the aggregate investment by Ludan and us. Ludan will provide the remaining required equity. The expected overall capital expenditure of the projects is approximately EUR 200 million (including project financing).

The operation period for each of the projects is expected to be approximately twelve years. Ludan, by itself or through its affiliates, will act as the engineering, procurement and construction, or EPC, contractor and as the operation and maintenance, or O&M, contractor for the Approved Projects, based on specific agreements. However, it was agreed that the first Gasification project will be constructed by an experienced third party EPC. In addition, Ludan will be entitled to receive a development fee for each project following financial closing in different amounts depending on the projects' type and size.

The Ludan Agreement includes customary limitations on transfer of holdings in the project companies, termination provisions and minority rights. The Ludan Agreement may be terminated, inter alia, in the event the parties will not reach an understanding as to the contents of the EPC and O&M agreements within sixty days following the financial closing of each of the projects, with the exception of the Goor Project, with respect to which we already entered into an MOU covering its O&M agreement and into an EPC agreement.

As noted below, we acquired 51% of the Goor Project in December 2016 pursuant to the Ludan Agreement. We are currently in the process of due diligence of an additional project company developing an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in the Netherlands.

There can be no assurance as to the number of other projects that will meet the contractual requirements and become Approved Projects, if any, or as to the timing of our participation in any Approved Project.

The Groen Goor Project

General

Pursuant to the Ludan Agreement, during July 2016 – November 2016, we, through Ellomay Luxemburg, entered into loan agreements with Ludan whereby we provided approximately Euro 2.1 million (approximately $2.3 million) to Ludan, or the Groen Goor Loans, for purposes of the acquisition of the Goor Project's land and the rights in Groen Goor, a project company developing an anaerobic digestion plant, with a green gas production capacity of 375 Nm3/h, in Goor, the Netherlands. Ellomay Luxemburg was issued shares representing a 51% interest in Groen Goor. The Groen Goor Loans converted into Ellomay Luxemburg shareholder's loans to Groen Goor upon the financial closing of the Goor Project, which occurred on December 20, 2016.

Groen Goor EPC and O&M Agreements

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project's EPC agreement, or the EPC MOU. During November 2016, Groen Goor entered into an EPC agreement in connection with the Goor Project, or the EPC Agreement, of an anaerobic digestion plant in Goor, the Netherlands, with Ludan. The "EPC Agreement" means the provisions of the General Conditions for EPC/Turnkey Projects, published by FIDIC (first edition 1999, ISBN 2-884-32-021-0), or the FIDIC GC, as amended by the EPC MOU, and as amended by the "Particular Conditions" and its annexes and schedules. In each case of contradiction between the provisions of the FIDIC GC and the provisions of the EPC MOU and/or of the Particular Conditions, the provisions of the Particular Conditions and of the EPC MOU shall prevail, and in each case of contradiction between the provisions of the Particular Conditions and the provisions of the EPC MOU, the provisions of the EPC MOU shall prevail and the parties shall promptly amend the provisions of the Particular Conditions to the extent required to resolve any such contradiction. The scope of the work includes a turn-key anaerobic wet digestion plant producing Biogas in completely stirred digesters as more fully described in the EPC Agreement.

It is estimated that the duration of the construction of the Goor Project shall be approximately one year and the expected overall capital expenditure in connection with the Goor Project are approximately Euro 10 million (approximately $10.6 million).

Groen Goor is entitled to terminate the EPC Agreement without cause, or if Ludan breaches any of its obligations under the EPC Agreement, or in any other case where the EPC Agreement grants Groen Goor any termination rights. Ludan is entitled to terminate the EPC Agreement if Groen Goor fails to comply with its obligations in accordance with the EPC Agreement, including its payment obligations, or any other case where the EPC Agreement grants Ludan any termination rights. In November 2016 Groen Goor entered into an EPC agreement with Ludan.

During September 2016, Ellomay Luxembourg entered into a MOU with Ludan, setting forth Ludan's and our agreed material principles and understandings with respect to the Goor Project's O&M agreement, or the O&M Agreement, which include customary O&M terms. According to the O&M MOU, the O&M Agreement will set forth the details of a transition period, as well as details of a transition training program pursuant to which the EPC contractor shall train the O&M contractor and its personnel prior to taking over of the plant, in a manner meeting industry standards. The term of the O&M Agreement shall be twelve (12) years as of take-over (in accordance with the EPC Agreement), plus SDE extensions (if any) and so long as Groen Goor is entitled to subsidies. The O&M Agreement will include a performance criteria based on the provisions of the O&M MOU.

Groen Goor shall be entitled to terminate the O&M Agreement in the event where the guaranteed performance criteria is not achieved for two (2) consecutive months, or in any three (3) months during any six (6) months period, or in each case where the annual production does not meet the annual guaranteed performance criteria; provided, however that a failure to meet the guaranteed performance criteria that does not exceed certain tolerance levels to be set forth in the O&M Agreement, will not constitute a breach by Ludan. In addition, each party shall be entitled to terminate the O&M Agreement upon any material breach by the other party subject to cure periods to be set forth in the O&M Agreement or upon the insolvency of the other party. Groen Goor shall also be entitled to terminate the O&M Agreement upon: (i) loss of permits or licenses required to Ludan for the fulfillment of Ludan's undertaking under the O&M Agreement; (ii) willful misconduct or gross negligence on the part of Ludan or anyone acting on its behalf; and (iii) the damages incurred by Groen Goor exceeding Ludan's liability cap.

The control in Ludan, shall not be changed vis a vis the control therein as of the date of the EPC and O&M MOU's, without the prior written approval of Groen Goor ("Control" means as defined in the Israeli Securities Law, 1968).

Groen Goor Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or IPP, Ludan, and Ellomay Luxembourg entered into a senior project finance agreement documents, or the Goor Loan Agreement, with Coöperatieve Rabobank U.A., or Rabobank, that includes the following tranches: (i) two loans with principal amounts of Euro 3.51 million and Euro 2.09 million, each with a fixed interest rate of 3% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of Euro 370,000 with variable interest.

In connection with the Goor Loan Agreement, it is currently expected that Groen Goor and IPP will provide the following securities to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements. It is also currently expected that Groen Goor will grant Rabobank a negative pledge and a mortgage up to an amount of Euro 6.5 million (to be increased with 35% (thirty five percent) of the said amount for interest and costs) on real estate or other assets subject to public registration.

In connection with the Loan Agreement, Ludan and Ellomay Luxemburg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity to debt ratio of Groen Goor is less than 40%, (c) that in the event the equity to debt ratio of Groen Goor will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and up to a maximum of Euro 1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project and (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor, which loans shall also be subordinated by Ellomay Luxembourg and Ludan in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ludan and Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxemburg's undertakings set forth above.

Waste-to-Energy Technologies

The process of energy recovery from non-recyclable waste is often referred to as waste-to-energy or energy-from-waste. The waste-to-energy market includes various treatment processes and technologies used to generate a usable form of energy while reducing the volume of waste, including combustion, gasification, pyrolization, anaerobic digestion and landfill gas recovery. The resulting energy can be in the form of electricity, gas, heating and/or cooling, or conversion of the waste into a fuel for future use. The Ludan Agreement applies to project in which gasification and anaerobic digestion technologies are implemented.

Gasification in the waste-to-energy market is the process of converting organic carbonaceous materials into carbon monoxide, hydrogen and carbon dioxide (CO2) by reacting the material at high temperatures (>700 °C), without combustion, with a controlled amount of oxygen and/or steam. This process produces a gas mixture called synthetic gas or syngas or producer gas and is itself a fuel. The organic materials used in the gasification process are a variety of biomass and waste-derived feedstocks, including wood pellets and chips and waste wood.

Anaerobic digestion is a biological process that produces a gas (also known as biogas) principally composed of methane (CH4) and carbon dioxide (CO2). These gases are produced from organic waste such as livestock manure and food processing waste and from agro-residues. Depending on the type of feedstock used and the system design, biogas is typically 55%-75% pure methane. The biogas is emitted during the digestion process of the substrates by specific combinations of bacteria. As there is a relatively wide range of feedstock mix that can be used in the process, the facilities in the Netherlands are designed to allow flexibility and reduces dependency on certain feedstock mix or the feedstock supplier. The biogas is used to produce green gas, or bio-methane, with properties close to natural gas that is injected into the natural gas grid.

Benefits of Waste-to-Energy

 Waste-to-energy generates clean, reliable energy from a renewable fuel source, thus expected to reduce dependency on "traditional" energy production methods, such as fossil fuels, oil and other similar raw materials that are less friendly to the environment. The use of waste assists in the on-going management of waste in a manner that is more environmentally-friendly than other waste management solutions, such as landfilling. We believe that by processing waste in waste-to-energy facilities, greenhouse gas emissions and the risk of contamination of ground water will be reduced.

 The Netherlands Waste-to-Energy Market and Regulation

In 2009, the European Union enacted legislation that sets the climate and energy targets for the year 2020. The main targets are a 20% cut in greenhouse gas emissions compared to 1990 levels, the production of 20% of the energy in the EU from renewable sources and a 20% improvement in energy efficiency. The target for the rate of production of energy from renewable sources set for the Netherlands by the EU to be reached by the year 2020 is 14%. However, in 2014 only 5.5% of the energy in the Netherlands came from renewable sources, putting the Netherlands 8.5 percent away from its target. Based on publications of the Dutch government, it is the Dutch government's ambition to have 16% renewable energy by 2023.

The Netherlands waste treatment is subject to stringent regulatory requirements, requiring the approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management.

The current subsidy scheme for renewable energy in the Netherlands is called SDE+ ("Stimulering Duurzame Energieproductie" or stimulating renewable energy production). The SDE+ budget has increased substantially over recent years and has grown from Euro 1.7 billion in 2012 to Euro 3.5 billion in 2014. The budget is included as a premium on the Dutch energy bill. The SDE-contribution is equal to the base amount (cost price of renewable energy) minus the correction amount (earnings for fossil energy (SPOT price)). The SDE+ subsidy is calculated per annum based on the quantity of the produced eligible renewable energy and the set correction amount. The subsidy applies up to a maximum of full load hours and has a maximum duration dependent on the category of renewable energy involved. The SDE payments are made based on 80% of the expected outputs, rather than actual production. During the first months of the following year the actual SDE is calculated based on meter readings and the subsidies are adjusted upwards or downwards based on actual output.

The Dutch tax laws also provide for the Energy Investment Allowance ("EIA") – a tax advantage for companies in the Netherlands that invest in energy-efficient technology that meet the Energy List requirements (2016 - as published by the RVO), allowing a deduction of 58% of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Netherlands Enterprise Agency.

Due Diligence and Negotiations Concerning the Potential Acquisition of an Israeli PV Plant

We are currently in the process of due diligence and negotiations with respect to a proposed acquisition of the shares of an Israeli company that owns through a subsidiary a photovoltaic plant in Israel with a nominal capacity of approximately 9MWp, that was connected to the Israeli grid in November 2013, or the Israeli PV Plant. The fixed long-term tariff approved for the Israeli PV Plant was NIS 0.96 (approximately $0.26) per kWh, which is linked to the Israeli Consumer Price Index. The Israeli project company received financing from an Israeli bank. As described below, to date we have no agreements, commitments or understandings with respect to such acquisition and there can be no assurance that the acquisition will occur or with respect to the terms of such acquisition.

The Israeli project company entered into a long-term (20 years) standard power purchase agreement with the IEC, to which it provides all of the energy produced by the Israeli PV Plant. The electricity tariff paid by the IEC is guaranteed for a period of 20 years and is updated once a year based on changes to the Israeli Consumer Price Index. The IEC may generally terminate the power purchase agreement in the event it cannot by law perform its obligations thereunder, or in the event of breach of the electricity producer, in the event of the occurrence of any of the causes included in the applicable Israeli law or in the event the plant causes disruptions with the grid (after a 14-day prior notice).

As noted under "Material Effects of Government Regulations on Dorad's Operations," the regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Law, and the regulations promulgated thereunder and by standards, guidelines and other instructions published by the Israeli Electricity Authority and\or by the IEC. In addition, the operations of PV plants in Israel are subject to various licensing,  permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Agriculture and the Ministry of Defense.

Any acquisition, transfer or sale of rights in a photovoltaic plant that received a production license from the Israeli Electricity Authority requires amending the license and the approval of the Israeli Electricity Authority and the Minister. Therefore, in the event we execute an agreement to acquire the Israeli PV Plant, such acquisition, among other things, will be conditioned upon receipt of these approvals and the amendment of the license.

There is no assurance that the due diligence and negotiations will conclude to our satisfaction or as to whether or not a definitive agreement will be executed. If a definitive agreement will be executed, the consummation of the acquisition is expected to be subject to several conditions precedent, including the approval of third parties and there is no assurance that such approvals will be obtained and under what conditions. In the event a definitive agreement will not be executed or, if executed, the transaction will not be consummated, our management will have broad discretion to use the proceeds from the offering of the Series B Debentures for other projects and for general corporate purposes.

Material Effects of Government Regulations - General

Investment Company Act of 1940

Regulation under the Investment Company Act governs almost every aspect of a registered investment company's operations and can be very onerous. The Investment Company Act, among other things, limits an investment company's capital structure, borrowing practices and transactions between an investment company and its affiliates, and restricts the issuance of traditional options, warrants and incentive compensation arrangements, imposes requirements concerning the composition of an investment company's board of directors and requires shareholder approval of certain policy changes. In addition, contracts made in violation of the Investment Company Act are void.

An investment company organized outside of the United States is not permitted to register under the Investment Company Act without an order from the SEC permitting it to register and, prior to being permitted to register, it is not permitted to publicly offer or promote its securities in the United States.

We do not believe that our current asset structure results in our being deemed to be an "investment company." Specifically, we do not believe that our holdings in the PV Plants would be considered "investment securities," as we control the PV Plants via wholly-owned subsidiaries, or that our holdings in the Manara Project would be considered "investment securities," as we control the project company. In addition, despite veto and other rights granted to Ludan in certain Approved Projects under the Ludan Agreement, including several rights which effectively require the unanimous consent of all shareholders on several issues central to the business' operation, we believe that our interests in these Approved Projects do not constitute "investment securities" given, among other things, our expected contribution to the operations of the Approved Projects and majority shareholder status in the Approved Projects. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an "investment company," we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be "investment securities" might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in "investment company" activities or business.

Shell Company Status

Following the consummation of the HP Transaction, we ceased conducting any operating activity and substantially all of our assets consisted of cash and cash equivalents. Accordingly, we may have been deemed to be a "shell company," defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Our characterization as a "shell company" subjected us to various restrictions and requirements under the U.S. Securities Laws. For example, in the event we consummated a transaction that caused us to cease being a "shell company," we were required to file a report on Form 20-F within four business days of the closing of such transaction. We filed such Form 20-F that included full disclosure with respect to the PV Plants and our post-transaction status on March 10, 2010, following the execution of the EPC Contracts in connection with the Del Bianco and Costantini PV Plants.

Therefore, we believe that since the execution of the EPC Contracts on March 4, 2010, we have ceased being a "shell company." However, as noted below, the fact that we previously could have been deemed to be a "shell company" continues to affect us in certain ways.

Pursuant to the provisions of Rule 144(i) promulgated under the Securities Exchange Act of 1934, shares issued by us at the time we were deemed to be a "shell company" and thereafter can only be resold pursuant to the general provisions of Rule 144 subject to the additional conditions in Rule 144(i), including that we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the twelve month period preceding the use of Rule 144 for resale of such shares. This continuing restriction may limit our ability to, among other things, raise capital via the private placement of our shares.

Organizational Structure

Our Italian PV Plants are held by the following Italian companies, wholly-owned by Ellomay Luxembourg (a Luxemburg company), which, in turn, is wholly-owned by us: (i) Ellomay PV One S.r.l., (ii) Ellomay PV Two S.r.l., (iii) Ellomay PV Five S.r.l., (iv) Ellomay PV Six S.r.l., (v) Ellomay PV Seven S.r.l (formerly Energy Resources Galatina S.r.l.), (vi) Pedale S.r.l., (vii) Luma Solar S.r.l., (viii) Murgia Solar S.r.l, (ix) Soleco S.r.l. and (x) Technoenergy S.r.l.

Our Spanish PV Plants are held by: (i) Rodríguez I Parque Solar, S.L., (ii) Rodríguez II Parque Solar, S.L., (iii) Seguisolar S.L. and (iv) Ellomay Spain S.L., all wholly-owned by Ellomay Luxembourg Holdings S.àr.l.

We hold the Dori Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel wholly-owned by us.

We hold the rights in connection with the Manara Project through our wholly-owned subsidiary, Ellomay Water Plants Holdings (2014) Ltd., which indirectly owns 75% of the rights in Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd. We hold the rights in the Goor Project through Ellomay Luxemburg.

Property, Plants and Equipment

Our office space of approximately 306 square meters is located in Tel Aviv, Israel. This lease currently expires in September 2017. We sub-lease a small part of our office space to a company controlled by Mr. Shlomo Nehama, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

The PV Plants are located in Italy and in Spain. Pursuant to the building right agreements executed by our subsidiaries that are PV Principals in connection with the majority of our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plant on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. In the case of the Galatina PV Plant our subsidiary owns the land on which the PV Plant is built. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
"Troia 8"	2.42.15 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Six S.r.l. / Building right granted to Ellomay PV Six S.r.l. from owners
"Troia 9"	2.39.23 hectares	Province of Foggia, Municipality of Troia, Puglia region	PV Plant owned by Leasint and leased to Ellomay Five S.r.l. / Building right granted to Ellomay PV Five S.r.l. from owners

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
"Del Bianco"	2.44.96 hectares	Province of Macerata, Municipality of Cingoli, Marche region	PV Plant owned by Ellomay PV One S.r.l./ Building right granted to Ellomay PV One S.r.l. from owners
"Giaché"	3.87.00 hectares	Province of Ancona, Municipality of Filotrano, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
"Costantini"	2.25.76 hectares	Province of Ancona, Municipality of Senigallia, Marche region	PV Plant owned by Ellomay PV One S.r.l. / Building right granted to Ellomay PV One S.r.l. from owners
"Massaccesi"	3,60,60 hectares	Province of Ancona, Municipality of Arcevia, Marche region	PV Plant owned by Ellomay PV Two S.r.l. / Building right granted to Ellomay PV Two S.r.l. from owners
"Galatina"	4.00.00 hectares	Province of Lecce, Municipality of Galatina, Puglia region	PV Plant and Land owned by Energy Resources Galatina S.r.l.
"Pedale (Corato)"	13.59.52 hectares	Province of Bari, Municipality of Corato, Puglia region	Building Right granted to Pedale S.r.l. that will own the PV Plant once constructed/ Land held by owners and leased to Pedale S.r.l.
"Acquafresca"	3.38.26 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Murgia Solar S.r.l. owns the PV Plant. Land held by owners and leased to Murgia Solar S.r.l.

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
"D'Angella"	3.79.570 hectares	Province of Barletta-Trani, Municipality of Minervino Murge, Puglia region	Building Right granted to Luma Solar S.r.l. that owns the PV Plant. Land held by owners and leased to Luma Solar S.r.l.
"Soleco"	11.56.87 hectares	Province of Rovigo, Municipality of Canaro,Veneto region	Building Right granted to Soleco S.r.l. that owns the PV Plant. Land held by owners and leased to Soleco S.r.l.
"Tecnoenergy"	11.66.78 hectares	Province of Rovigo, Municipality of Canaro, Veneto region	Building Right granted to Tecnoenergy S.r.l. that owns the PV Plant. Land held by owners and leased to Tecnoenergy S.r.l.
"Rinconada II"	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Building Right granted to Ellomay Spain S.L. that owns the PV Plant. Land held by owners and leased to Ellomay Spain S.L.
"Rodríguez I"	65,600 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
"Rodríguez II"	50,300 m2	Lorca Municipality, Murcia Region	Lease Agreement executed with owners.
"Fuente Librilla"	64,000 m2	Fuente Librilla Municipality, Murcia Region	Lease Agreement executed with owners.

For more information concerning the use of the properties in connection with the PV Plants, see above. The land on which the Goor Project will be constructed is owned by Groen Goor.

MANAGEMENT

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of January 15, 2017:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	61	Chairman of the Board of Directors
Ran Fridrich(1)(2)(3)	64	Director and Chief Executive Officer
Hemi Raphael(1)(2)	65	Director
Anita Leviant(1)(3)(4)(5)	62	Director
Barry Ben Zeev(4)(5)(6)	64	Director
Mordechai Bignitz(4)(5)(6)	65	Director
Kalia Weintraub	38	Chief Financial Officer
Ori Rosenzweig	40	Chief Investment Officer
______________________
(1)
Elected pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See "Major Shareholders").

(2)	Provides management services to the Company pursuant to the Management Services Agreement (See "Compensation").
(3)	Member of our Advisory Committee.
(4)	Independent Director pursuant to the NYSE MKT rules.
(5)	Member of our Audit and Compensation Committees.
(6)	External Director pursuant to the Companies Law.

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 9 Rothschild Boulevard, 2nd floor, Tel Aviv 6688112, Israel.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Cargal Ltd. since September 2002 and since 2007 as a director in Plastosac. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Hemi Raphael has served as a director of Ellomay since June 2006. Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to 1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar Association.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in IPO process. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech and Cyber investments, in cross border and financial transactions, banking and capital markets. LAGC provides through its Tel Aviv head office and its London based subsidiary soft lending for overseas l business in Israel and in  the UK. For a period of twenty years, until 2006, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the group, and served as a director in the overseas subsidiaries of Bank Hapoalim. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

Barry Ben Zeev has served as an external director of Ellomay since December 30, 2009. Mr. Ben Zeev is a business strategic consultant. From 1978 to 2008, Mr. Ben Zeev served in various positions with Bank Hapoalim. During 2008, he served as the bank's Deputy CEO and as its CFO, in charge of the financial division. From 2001 to 2007, he served as the bank's Deputy CEO in charge first of the private international banking division and then of the client asset management division. Mr. Ben Zeev has served on the board of many companies, including as a director on the board of the Israeli Stock Exchange in 2006-2007. He currently serves as a director of Partner Communications Ltd. (NASDAQ and TASE: PTNR), Kali Equity Markets, Hiron-Trade Investments & Industries Buildings Ltd. (TASE: HRON) and Poalim Asset Management (UK) Ltd., a subsidiary of Bank Hapoalim B.M. and on the advisory board of the Bereishit Fund. Mr. Ben Zeev also serves as an independent director and Head of Investment Committee at Altshuler Shaham Pension & Gemel B.M. Mr. Ben Zeev holds an MBA from Tel-Aviv University specializing in financing, and a BA in Economics from Tel-Aviv University.

Mordechai Bignitz has served as an external director of Ellomay since December 20, 2011. Mr. Bignitz is involved in economic and financial consulting and investment management and currently serves as Chairman and CEO of OWC Pharmaceutical Corporation (OTC: OWCP). From 2006 to 2015, Mr. Bignitz served as the chairman of the investment committee of Migdal Capital Trust Ltd. From 2009 to 2011, Mr. Bignitz served as CEO of Geffen Green Energy Ltd., an Israeli private company. From 2006 to 2010, Mr. Bignitz served as a director of Leader Capital Markets Ltd. (TASE: LDRC), from 2007 to 2010 he served as a director of Leader Holdings & Investments Ltd. (TASE: LDER) and from 2010 to 2013 he served as a director of Ablon Ltd. From 2004 to 2007, Mr. Bignitz served as CEO of Advanced Paradigm Technology. From 1992 to 2004, Mr. Bignitz served as director and CFO of DS Capital Markets. From 1994 to 1996, Mr. Bignitz served as Managing Director of Dovrat, Shrem & Co. Trading Ltd. From 1991 to 1994 Mr. Bignitz served as Vice President and CFO of Dovrat Shrem & Co. and prior to that he served as Vice President of Clal Retail Chains (a subsidiary of the Clal Group) and Vice President & CFO of Clal Real Estate Ltd. Mr. Bignitz serves as a director of ARAD Investment and Industrial Development Ltd. (TASE: ARD), TechCare Corp. (OTC: TECR) and Globe Oil Explorations Ltd. Mr. Bignitz is a CPA, holds a BA in Accounting and Economics from Tel-Aviv University and completed the Executive Program in Management and Strategy in Retail at Babson College in Boston. Mr. Bignitz qualifies as an external director according to the Companies Law.

Kalia Weintraub has served as our chief financial officer since January 2009. Prior to her appointment as our chief financial officer, Ms. Weintraub served as our corporate controller from January 2007 and was responsible, among her other duties, for the preparation of all financial reports. Prior to joining Ellomay, she worked as a certified public accountant in the AABS High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007 and in the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Weintraub holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.

Ori Rosenzweig has served as our Chief Investment Officer since November 2014. Prior to joining Ellomay, Mr. Rosenzweig was the head of Cash Management at Bank Leumi Le-Israel B.M. (TASE: LUMI), one of Israel's largest banks, from 2013 through 2014, the VP Finance at AFI Investments, one of the largest international real-estate developers in Israel (TASE: AFIL) from 2009 through 2013 and a senior manager at GSE financial consulting from 2002 through 2008. Mr. Rosenzweig holds a MBA degree from the Tel Aviv University and a BA degree in business and international relations from the Hebrew University.

There are no family relationships among any of the directors or members of senior management named above.

Compensation

General

Salaries, fees, commissions and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2016 was approximately $0.7 million, including an amount of approximately $0.1 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, Ran Fridrich and Hemi Raphael, all of whom are members of our Board that are currently compensated pursuant to the Management Services Agreement (see "Certain Relationships and Related Party Transactions" below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our directors.

The table below reflects the terms of service and employment of our five most highly compensated "office holders" (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2016. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2016.

	Salary(1)		Management Fees		Bonus	Share-Based Payment	Total
Name and Position	(US$ in thousands)
Shlomo Nehama, Chairman of the Board	-		200	(2)	-	-	200	(2)
Ran Fridrich, CEO and Director	-		100	(2)(3)	-	-	100	(2)(3)
Hemi Raphael, Director	-		100	(2)(3)	-	-	100	(2)(3)
Kalia Weintraub, Chief Financial Officer	273	(4)	-		-	-	273	(4)
Ori Rosenzweig, Chief Investment Officer	234		-		-	-	234
_____________________________
(1)
Salary and related benefits are paid to our executive officers in NIS. Salary as reported herein includes the recipient's gross salary plus payment of social and other benefits made by us to or on behalf of the recipient. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for education funds, pension funds, managers' insurance, severance, risk insurances (e.g., life, or work disability insurance), social security, tax gross-up payments, vacation, car, phone, convalescence pay and other benefits and perquisites consistent with our policies.

(2)
Such amounts are paid pursuant to the terms of the Management Services Agreement among the Company, Kanir and Meisaf Blue & White Holdings Ltd. For additional information, see "Management Services Agreement" below.

(3)
The Management Services Agreement provides for an aggregate payment to Kanir in connection with services provided by Messrs. Fridrich and Raphael. For purposes of this tabular presentation, we divided the aggregate annual payment of $200,000 to Kanir equally between Mr. Fridrich and Mr. Raphael, however, this division does not necessarily represent the actual amounts received by them.

(4)
Includes an amount of approximately $48,000 deposited in severance pay funds in order to fully fund the contingent severance pay obligation to the employee accumulated since the commencement of the employee's employment.

Other than options granted to members of our Board of Directors, there are no outstanding options to purchase ordinary shares that were granted during 2016. For more information see "Share Ownership."

Management Services Agreement

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. In consideration for the performance of the management services and the board services under the terms of the Management Services Agreement, we agreed to pay Kanir and Meisaf, in equal parts and quarterly, an aggregate annual services fee in the amount of $250,000 plus value added tax pursuant to applicable law. This annual amount was increased to $400,000 following approval by our Audit Committee, Compensation Committee, Board of Directors and by our shareholders at our annual shareholders meeting for 2013, or the 2013 Shareholders Meeting. Messrs. Nehama, Fridrich and Raphael waived any right to additional remuneration for their service as members of our board of directors. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement. For more information see "Certain Relationships and Related Party Transactions" below.

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) remuneration for their services as directors. During 2010 and thereafter, based on the approval by our shareholders at our annual general meeting of shareholders held on December 30, 2009 and on June 20, 2012, our current and future directors have been and would in the following years be paid the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company's equity based on the most recent financial statements. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations, are an annual fee of NIS 51,955 (equivalent to approximately $13,579, as of January 16, 2017) and an attendance fee of NIS 1,835 (equivalent to approximately $480, as of January 16, 2017) per meeting (board or committee). These amounts are updated twice a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors (Anita Leviant, Barry Ben Zeev and Mordechai Bignitz) also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan. The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Compensation Committee and our Board. An aggregate amount of not more than 75,000 ordinary shares is reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). At the general meeting of our shareholders, held on January 31, 2008, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2018, unless earlier terminated by our Board.

Under the 1998 Plan, each non-employee director that served on the 1998 "Grant Date," as defined below, automatically received an option to purchase 1,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 1,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The "Grant Date" means, with respect to 1998, October 26, 1998, and with respect to each subsequent year, August 1 of such year. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director's first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, on each subsequent Grant Date, an option to purchase 1,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date.

The exercise price of the option shares under the 1998 Plan is 100% of the fair market of such ordinary shares at the applicable Grant Date. The fair market value means, as of any date, the average closing bid and sale prices of the ordinary shares for the date in question as furnished by the National Association of Securities Dealers, Inc. through Nasdaq or any similar organization if Nasdaq is no longer reporting such information, or such other market on which the ordinary shares are then traded, or if not then traded, as determined in good faith (using customary valuation methods) by resolution of the members of our Board of Directors, based on the best information available to it. The exercise price is required to be paid in cash.

The term of each option granted under the 1998 Plan is 10 years from the applicable date of grant and such options may be terminated earlier upon certain circumstances, such as the expiration of three months from the date of the director's termination of service on our Board (subject to extension and certain exceptions pursuant to the terms of the 1998 Plan). Pursuant to the original terms of the 1998 Plan, all options granted under the 1998 Plan were fully vested immediately upon the date of grant. In connection with the adoption of our compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant. At our 2013 Shareholders Meeting, our shareholders, following the approval of our Compensation Committee and Board of Directors, approved an amendment to the vesting terms of future option grants to our non-employee directors so that the options granted to these directors will vest in one installment on the first anniversary of the grant date of the options.

The options granted are subject to restrictions on transfer, sale or hypothecation. All options and ordinary shares issuable upon the exercise of options granted to our non-employee directors could be withheld until the payment of taxes due (if any) with respect to the grant and exercise of such options.

For more information concerning our share option plans and options granted to directors and an executive officer see "Share Ownership" below.

Compensation Policy and Approval Process of Directors' and Officers' Terms of Service and Employment

On December 12, 2012, amendment no. 20 to the Companies Law, or Amendment No. 20, became effective. Amendment No. 20 revised the approval process of arrangements with "office holders" as to their terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or together, the Terms of Service and Employment. An "office holder" is defined under the Companies Law as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, and a director, or manager directly subordinate to the general manager. Each person identified as a director or member of our senior management in the first table in the Item is an office holder.

Compensation Policy

Amendment No. 20 requires the board of directors of a public company to adopt a policy with respect to the Terms of Service and Employment of office holders, after taking into consideration the recommendations of the compensation committee. Amendment No. 20 further provides for the approval of the compensation policy by the company's shareholders with a "special majority" requirement, i.e. the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter provided that at least one of the following conditions is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the compensation policy (or the transaction, as the case may be) or (ii) the total number of shares voted against the compensation policy by shareholders referenced under (i) does not exceed 2% of the company's outstanding voting rights.

A compensation policy for a period exceeding three years is required to go through the complete approval process once every three years. In addition, the board of directors is required to periodically examine the compensation policy and the need for adjustments based on the considerations in determining a compensation policy in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons.

At the 2013 Shareholders Meeting, our shareholders approved our compensation policy. At the 2016 Shareholders Meeting, our shareholders approved our updated compensation policy, or the Compensation Policy.

Our Compensation Policy is designed to support the achievement of our long term work plan goals and ensure that: (i) officer's interests are as closely as possible aligned with the interests of our shareholders; (ii) the correlation between pay and performance will be enhanced; (iii) we will be able to recruit and retain top level senior managers capable of leading us to further business success and facing the challenges ahead; (iv) officers will be motivated to achieve a high level of business performance without taking unreasonable risks; and (v) an appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

Approval Process of Terms of Service and Employment of Office Holders

Amendment No. 20 provides that the process for approval of Terms of Service and Employment of office holders, that are required to be for the benefit of the company, is as follows:

•
With respect to our chief executive officer, a controlling shareholder or a relative of a controlling shareholder, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company's shareholders with the "special majority" described above (in that order). Subject to certain conditions, the Israeli Companies Law provides an exemption from the shareholder approval requirement in connection with the approval of the Terms of Service and Employment of a CEO candidate.

•	With respect to a director, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company's shareholders with a regular majority (in that order).

•
With respect to any other office holder, approval is required by the compensation committee and the board of directors (in that order); however, in the event of an update of existing Terms of Service and Employment, which the Compensation Committee confirms is not material, the approval of the compensation committee is sufficient.

In the event the transaction with any office holder is not in accordance with the compensation policy, the approval of the company's shareholders, by "special majority," is also required.  In the event the company's shareholders do not approve the compensation of the CEO or other office holders (who are not directors, controlling shareholders or relatives of the controlling shareholders), the Compensation Committee and board of directors may, in special situations, approve the transaction, subject to their providing detailed reasons and after discussion and examination of the rejection by the company's shareholders.

Board Practices

We are a "controlled company" as defined in Section 801 of the NYSE MKT Company Guide. As a result, we are exempt from certain of the NYSE MKT corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence.

According to the provisions of our Second Amended and Restated Articles, or the Articles, and the Companies Law, our Board convenes in accordance with our requirements, and is required to convene at least once every three months. Furthermore, the Companies Law provides that the board of directors may also pass resolutions without actually convening, provided that all the directors entitled to participate in the discussion and vote on a matter that is brought for resolution agree not to convene for discussion of the matter.

Officers serve at the discretion of the Board or until their successors are appointed.

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders' meeting and remain in office until the next annual shareholders' meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. The most recent annual meeting, or the 2016 Shareholders Meeting, was held on June 22, 2016 with an adjourned meeting held on July 5, 2016. In addition, the Board may elect additional members to the Board, to serve until the next shareholders' meeting, so long as the number of directors on the Board does not exceed the maximum number established according to our Articles.

The members of our Board do not receive any additional remuneration upon termination of their services as directors.

External Directors

We are subject to the provisions of the Companies Law, which requires that we, as a public company, have at least two external directors.

Under the Companies Law, a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity or, in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman of the board, chief executive officer, a 5% shareholder or the highest ranking officer in the financial field. The term "affiliation" includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. No person can serve as an external director if the person's position or other business creates, or may create, conflicts of interest with the person's responsibilities as an external director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. In addition, an individual may not be appointed as an external director if she or he, or her or his relative, partner, employer, supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director may not be affiliated, even if such relations are not routine, or if she or he received any consideration, directly or indirectly, in addition to the remuneration to which she or he are entitled and to reimbursement of expenses, for acting as a director in the company. The Compensation Regulations set the range of compensation and the terms of other compensation that may be paid to statutory external directors.

Pursuant to the Companies Law, the election of an external director for the initial term requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director, or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

The initial term of an external director is three years. An external director may be re-elected to serve for two additional three-year terms in one of the two following methods: (i) the board of directors proposed the nomination of the external director for an additional term and her or his appointment is approved by the shareholders in the manner required to appoint external directors for an initial term as set forth above, or (ii) in the event a shareholder holding 1% or more of the voting rights nominates the external director for an additional term or in the event the external director nominates himself or herself for an additional term, the nomination is required to be approved by a majority of the votes cast by the shareholders of the company; provided that: (x) the votes of controlling shareholders, the votes of shareholders who have a personal interest in the approval of the appointment of the external director, other than a personal interest that is not as a result of such shareholder's connections to the controlling shareholder, and abstaining votes are excluded from the counting of votes and (y) the aggregate votes cast by shareholders in favor of the nomination that are counted for purposes of calculating the majority exceeds two percent of the voting rights in the company. The external director nominated by shareholders may not be a related or competing shareholder or a relative of such shareholder at the date of appointment and may not have an affiliation to a related or competing shareholder at the date of appointment or for the two year period prior to the appointment. A "related or competing shareholder" is defined by the Companies Law as the shareholder that proposed the nomination or a significant shareholder (a shareholder holding five percent or more of the outstanding shares of a company or of the voting rights in a company), provided that at the date of appointment of the external director such shareholder, its controlling shareholder or a corporation controlled by either of them, have business connections with the company or are competitors of the company. The term "affiliation" is defined as set forth above. In addition, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE MKT, such as our company, may appoint an external director for additional terms of not more than three years each subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the external director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Our external directors are currently Barry Ben Zeev and Mordechai Bignitz.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director's fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes. For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director's spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

The Companies Law requires that at least one of the external directors have "Accounting and Financial Expertise" and the other external directors have "Professional Competence." Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company's financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company's business, or has at least five years' experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company's main business. Our Board determined that both Barry Ben Zeev and Mordechai Bignitz have the requisite accounting and financial expertise.

Our Board further determined that at least two directors out of the whole Board shall be required to have accounting and financial expertise pursuant to the requirements of the Companies Law and previously determined that Shlomo Nehama shall be designated as an additional accounting and financial expert.

Independent Directors Pursuant to the Companies Law

In addition to the external director, the Companies Law includes another category of directors, which is the "independent" director. An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the company's audit committee, and who has not served as a director of the company for more than nine consecutive years (subject to the right granted to certain companies, including companies whose shares are listed on the NYSE MKT, to permit independent directors to serve as such for periods exceeding nine years). For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director's service.

Pursuant to the Companies Law, we, as a public company, may include in our articles of association a provision providing that a specified number of our directors be independent directors or may adopt a standard provision providing that a majority of our directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of our directors be independent directors. We have not included a provision requiring that a certain percentage of the members of our Board be independent directors.

Independent Directors pursuant to the NYSE MKT Requirements

In general, the NYSE MKT Company Guide requires that a NYSE MKT listed company have a majority of independent directors, as defined under the NYSE MKT Company Guide, on its board of directors. Because we are a "controlled company" as defined in Section 801 of the NYSE MKT Company Guide, we are exempt from this requirement. If the "controlled company" exemption would cease to be available to us under the NYSE MKT Company Guide, we may instead elect to follow Israeli law.

Our Board determined that three of the members of our Board, Messrs. Ben Zeev and Bignitz and Ms. Leviant, are "independent" within the meaning of Section 803A of the NYSE MKT Company Guide.

Alternate Directors

Our Articles provide that, subject to the Board's approval, a director may appoint an individual, by written notice to us, to serve as an alternate director. The following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Any alternate director shall have all of the rights and obligations of the director appointing him or her, except the power to appoint an alternate (unless the instrument appointing him or her expressly provides otherwise). The alternate director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any such appointment, such appointment is effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing director's term. There are currently no alternate directors.

Duties of Office Holders and Approval of Certain Actions and Transactions under the Companies Law

The Companies Law codifies the duty of care and fiduciary duties that an office holder has to our company.

The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his or her approval or performed by the office holder by virtue of his or her position and (ii) all other information of importance pertaining to the foregoing actions.

The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and his or her personal affairs or other positions, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for himself or herself or for others, and disclosing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as such. A company can approve actions by an office holder that could be deemed to be in breach of his or her duty of loyalty provided that: (i) the office holder acted in good faith and the action or its approval do not prejudice the company's interests, and (ii) the office holder disclosed to the company, a reasonable time prior to the discussion of the approval, the nature of his or her personal interest in the action, including any material fact or document. The approval of such actions is obtained based on the requirements for approval of transactions in which an office holder has a personal interest. The Companies Law provides that for purposes of determining the approval process, "actions" (defined as any legal action or inaction) are treated as "transactions" and "material actions" (defined as an action that may materially affect the company's profitability, assets or liabilities) are treated as "extraordinary transactions." An "extraordinary transaction" is defined as a transaction that is not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities. One of the roles of the audit committee under the Companies Law is to determine whether a transaction is or is not an extraordinary transaction. These transactions and extraordinary transactions are required to be for the benefit of the company and are subject to a special approval process as set forth below. The Companies Law requires that an office holder of a company promptly disclose to the company's board of directors any personal interest that he or she may have, and all related material information known to him or her in connection with any existing or proposed transaction by the company. This disclosure must be made by the office holder, whether orally or in writing, no later than the first meeting of the company's board of directors which discusses the particular transaction.

An office holder is deemed to have a "personal interest" if he has a personal interest in an act or transaction of a company, including a personal interest of his relative or of a corporation in which such office holder or his relative are a 5% or greater shareholder, but excluding a personal interest stemming from the fact of a shareholding in the company. The term "personal interest" also includes a personal interest of a person voting pursuant to a proxy provided to him from another person even if such other person does not have a personal interest and the vote of a person that received a proxy from a shareholder that has a personal interest is viewed as a vote of the shareholder with the personal interest, all whether the discretion with respect to the voting is held by the person voting or not.

Any transaction or action, whether material or extraordinary or not, cannot be approved unless they are not adverse to the company's interests. In the case of a transaction that is not an extraordinary transaction or an action that is not a material action, after the office holder complies with the above disclosure requirements, only board approval is required. In the case of an extraordinary transaction or a material action, the company's audit committee and board of directors, and, under certain circumstances, the shareholders of the company, must approve the action or transaction, in addition to any approval stipulated by the articles of the company.

For a discussion concerning the determination whether an action is material or not an whether a transaction is extraordinary or not and for a review on the approval process for the terms of services of officers, see "Committees of the Board of Directors – Audit Committee" below.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, provided that an office holder who has a personal interest may be present for the presentation of the transaction in the event the chairman of the audit committee or the chairman of the board, as the case may be, determine that she or he are required for the presentation of the transaction, unless a majority of the members of the board of directors or audit committee, as the case may be, have a personal interest in the matter, in which case they may all be present and vote. In the event a majority of the members of the board of directors have a personal interest in a matter, such matter must be also approved by the shareholders of the company.

Committees of the Board of Directors

Audit Committee

Under the Companies Law, we, as a public company, are required to have an audit committee. The Audit Committee must be comprised of at least three members of the Board, including all of the external directors. In addition, the Companies Law requires that the majority of the members of the audit committee be "independent" (as such term is defined under the Israeli Companies Law) and that the chairman of the audit committee be an external director.  The Companies Law further provides that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (c) a director who derives most of its income from a controlling shareholder; and (d) a controlling shareholder or any relative of a controlling shareholder.

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE MKT Company Guide, currently consists of Barry Ben Zeev, who is also the chairman of the Audit Committee, Mordechai Bignitz and Anita Leviant. The members of our Audit Committee satisfy the respective "independence" requirements of the Securities and Exchange Commission, NYSE MKT and Israeli law for audit committee members. During 2016, our Audit Committee met at least once each quarter.

The Companies Law provides that the roles of an audit committee are as follows: (i) monitoring deficiencies in the business management of a company, including by consulting with the internal auditor or independent accountants and suggesting methods of correction of such deficiencies to the board of directors, (ii) determining whether or not certain related party actions and transactions and actions taken by office holders that  are "material actions" or "extraordinary transactions" in connection with their approval procedures as more fully described above, (iii) determining in connection with transactions with the controlling shareholder or with a third party in which the controlling shareholder has a personal interest (event if they are not extraordinary transactions) and in connection with transactions with the controlling shareholder or its relative, directly or indirectly, for the receipt of services or in connection with terms of employment or service, a duty to conduct a competitive process, supervised by the audit committee or anyone else appointed by the audit committee and based on criteria determined by the audit committee, or to determine that other procedures determined by the audit committee will be conducted, prior to execution of such transactions, all based on the type of the transaction (the audit committee is permitted to determine criteria for this matter once a year in advance), (iv) determining whether to approve actions and transactions that require audit committee approval under the Companies Law, (v) determining the method of approval of non-negligible transactions (i.e. transactions of a company with a controlling shareholder or with a third party in which the controlling shareholder has a personal interest that the audit committee determined are not extraordinary but are non-negligible), including to determine types of such transactions that will require the approval of the audit committee (the audit committee is permitted to determine a classification of transactions as non-negligible based on criteria determined once a year in advance), (vi) in a company in which the work plan of the internal auditor is approved by the board – examining the work plan before it is submitted to the board and suggesting revisions, (vii) assessing the company's internal audit system and the performance of its internal auditor and whether the internal auditor has the resources and tools required to it for the performance of its role, taking into account, among others, the special needs and size of the company, (viii) examining the scope of work and compensation of the company's independent auditor and (ix) setting procedures in connection with the method of dealing with complaints of employees regarding defects in the management of the company's business and with the protection that will be provided to employees who have complained.

The actions and transactions that require audit committee approval pursuant to the Companies Law are: (i) proposed extraordinary transactions to which we intend to be a party in which an office holder has a direct or indirect personal interest, (ii) actions or arrangements which may otherwise be deemed to constitute a breach of fiduciary duty or of the duty of care of an office holder to us, (iii) certain transactions and extraordinary transaction of the company in which a "controlling shareholder," that is, a shareholder holding the ability to direct the actions of the company, other than by virtue of being a director or holding a position with the company, including a shareholder holding twenty five percent or more of the voting rights of the company if there is no other shareholder holding over fifty percent of the voting rights of the company, has a personal interest, including certain transactions with a relative of the controlling shareholder and (iv) certain private placements of the company's shares. In certain circumstances, some of the matters referred to above may also require shareholder approval.  For more information concerning the approvals required in connection with transactions in which a controlling shareholder has a personal interest, see "Memorandum of Association and Second Amended and Restated Articles."

An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder or in which they have a personal interest unless at the time of approval its composition is as required by the Companies Law.

Our Audit Committee provides assistance to our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the annual shareholders meeting held during 2015) and such compensation is approved by our Board following a recommendation of the Audit Committee.

The Audit Committee discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 114, as well as their independence, and was satisfied as to the independent registered public accounting firm's compliance with said standards.

Compensation Committee

Amendment No. 20 requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, Amendment No. 20 imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under "Audit Committee" with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our Compensation Committee currently consists of Barry Ben Zeev, Mordechai Bignitz and Anita Leviant.

Amendment No. 20 sets forth the roles of the compensation committee as follows: (i) to recommend to the board on a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy for a period that was determined for a period exceeding three years; (ii) to recommend to the board to update the compensation policy from time to time and to examine its implementation; (iii) to determine whether to approve the Terms of Service and Employment of office holders that require the committee's approval; and (iv) to exempt a transaction from the requirement for shareholders approval (as more fully described below).

Our Compensation Committee replaced our former Stock Option and Compensation Committee that was established to administer and oversee the allocation and distribution of stock options under our stock option plans. In February 2016, the Companies Law was amended to provide that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

Advisory Committee

Our Advisory Committee is responsible for, among other things, reviewing developments in corporate governance requirements and practices and other regulatory developments and recommending guidelines and policies to our Board in such areas and evaluating and providing recommendations to our Board with respect to such matters as are requested by our Board from time to time. The Advisory Committee is presently composed of two members: Ran Fridrich and Anita Leviant.

Indemnification, Exemption and Insurance of Executive Officers and Directors

Consistent with and subject to the provisions of the Companies Law, our Articles permit us to procure insurance coverage for our office holders, exempt them from certain liabilities and indemnify them, to the fullest extent permitted by law.

The Israeli Securities Law, 5728-1968, or the Securities Law, and the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (equivalent to approximately US$256,279, as of March 1, 2016), plus payments to persons who suffered damages as a result of the violation in an amount equal to the higher of: (i) compensation for damages suffered by all injured persons, up to 20% of the fine imposed on the violator, or (ii) the amount of profits earned or losses avoided by the violator as a result of the violation, up to the amount of the applicable monetary sanction.

The aforementioned provisions of the Companies Law and the Securities Law generally provide that a company cannot indemnify or provide liability insurance to cover monetary sanctions. However, these provisions do permit reimbursement by indemnification and insurance of specific liabilities. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them as described in clause (i) of the immediately preceding paragraph are permitted to be reimbursed via indemnification or insurance, provided that such reimbursements are permitted by the company's articles of association. At our shareholders meeting held on June 20, 2012, our shareholders approved amendments to our Articles to permit us to indemnify and insure the liability of our office holder to the fullest extent permitted by the Companies Law and the Securities Law.

Indemnification

As permitted by the Companies Law, our Articles provide that we may indemnify an office holder in respect of a liability or expense which is imposed on him or incurred by him as a result of an action taken in his capacity as an office holder of the Company in connection with the following: (a) monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order, (b) reasonable litigation expenses, including legal fees, incurred by the office holder as a result of an investigation or proceeding instituted against such office holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent or in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees), and (c) reasonable litigation expenses, including legal fees, which the office holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent. Our Articles authorize us, from time to time and subject to any provision of the law, to undertake in advance to indemnify an office holder for any of the following: (i)  any liability as set out in (a) above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of our Board can be anticipated in light of our activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which our Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that our Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking; or (ii) any liability stated in (b) or (c) above. Our Articles also authorize us to indemnify an office holder after the occurrence of the event which is the subject of the indemnity and with respect to any matter permitted by applicable law.

At the annual shareholders meeting held on June 20, 2012, our shareholders authorized us to revise the indemnification and insurance provisions of our Articles to reflect recent amendments to the Companies Law and Securities Law and further authorized us, following the approval of our Audit Committee and Board, to provide indemnification undertakings to each of our current and future directors and officers that reflect the revisions to the Articles. Such approval also included the requisite majority required to approve the provision of indemnification undertakings to our Board members who are also deemed to be "controlling shareholders," Messrs. Nehama, Fridrich and Raphael. At the annual shareholders meeting held on June 18, 2015, our shareholders approved, following the approval of our Compensation Committee, to grant and renew the indemnification undertakings to current and future office holders deemed to be "controlling shareholders."

The indemnification undertaking is limited to certain categories of events and the aggregate indemnification amount that we shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by us to our directors and officers, may not exceed an amount equal to the higher of: (i) fifty percent (50%) of our net equity at the time of indemnification, as reflected on our most recent financial statements at such time, or (ii) our annual revenue in the year prior to the time of indemnification. At our 2016 Shareholders Meeting, our shareholders approved our Compensation Policy that provides that the aggregate indemnification amount payable by us to all indemnified persons, pursuant to indemnification undertakings to be granted to office holders from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of our shareholders' equity according to the latest reviewed or audited consolidated financial statements approved by our Board of Directors prior to the date on which the indemnification amount is paid.

In such indemnification agreements, we also, among other things, undertake to (i) produce collateral, security, bond or any other guarantee that the director or officer may be required to produce as a result of any interim legal procedure (other than criminal procedures involving the proof of criminal thought), all up to the maximum indemnification amount set forth above; and (ii) maintain a liability insurance policy with a reputable insurer to the extent permitted by the Companies Law, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer and for a period of seven years thereafter.

Based on the previous approvals of our Audit Committee, Board and shareholders, any of our future directors shall also receive such indemnification agreement.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that in no event shall a director be exempt from any liability for damages caused as a result of a breach of his duty of care to the company in the event of a "distribution" (as defined in the Companies Law). Our Articles authorize us to, subject to the provisions of the Companies Law, exempt an office holder from all or part of such office holder's responsibility or liability for damages caused to us due to any breach of such office holder's duty of care towards us.

At the annual shareholders meeting held on October 27, 2004, our shareholders authorized us to exempt our directors and officers in advance from liability to us, in whole or in part, for a breach of the duty of care. The form of exemption letter was approved at the annual shareholders meeting held on October 27, 2005 and amendments were approved at the annual shareholders meeting held on December 30, 2009. We have extended such exemption letters to all our directors and some officers. With respect to our directors who are deemed to be "controlling shareholders", Shlomo Nehama, Ran Fridrich and Hemi Raphael, special shareholder approval was sought and received, most recently at our annual shareholder meeting held on June 18, 2015. Based on the previous approvals of our Audit Committee, Compensation Committee, Board and shareholders, any of our future directors shall also receive such exemption letter.

At our 2016 Shareholders Meeting, our shareholders approved our Compensation Policy that provides that we may not in the future provide exemption letters to an office holder for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder we have undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

Insurance

As permitted by the Companies Law, our Articles provide that we may enter into an agreement for the insurance of the liability of an office holder, in whole or in part, with respect to any liability which may imposed upon such office holder as a result of an act performed by same office holder in his capacity as an office holder of the Company, for any of the following: (a) a breach of a cautionary duty toward the Company or toward another person; (b) a breach of a fiduciary duty toward the Company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company; (c) a monetary liability imposed upon an office holder toward another; and (d) reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees). Our Articles further permit us to enter into such an agreement with respect to any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

As stated above, in the indemnification undertakings approved by our Audit Committee, Board and shareholders and provided to our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the fullest extent currently permitted by the Companies Law and our Articles, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter.

At our annual shareholder meeting held on June 18, 2015, our shareholders approved, following the approval of our Compensation Committee and Board, the increase in the coverage of our directors' and officers' liability insurance to $15 million, and any renewals, extensions or substitutions of such increased coverage policy. Based on these approvals, we have obtained directors' and officers' liability insurance covering our directors and officers.

Limitations on Indemnification, Exemption and Insurance

The Companies Law provides that a company may not exempt or indemnify an office holder nor enter into an insurance contract which would provide coverage for liability incurred as a result of any of the following: (a) a breach by the office holder of his or her duty of loyalty (however, a company may insure and indemnify against such breach if the office acted in good faith and had reasonable cause to assume that his act would not prejudice the company's interests); (b) a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless made in negligence only; (c) any act or omission done with the intent to derive an illegal personal benefit; or (d) any fine, civil fine, monetary sanction or penalty levied against the office holder. According to the Securities Law, a company cannot insure or indemnify an office holder for an Administrative Enforcement procedure, regarding payments to victims of the infringement or for expenses expended by the officer with respect to certain proceedings held concerning him or her, including reasonable litigation expenses and legal fees.

Internal Auditor

Under the Companies Law, our Board is required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent auditor firm. The Companies Law defines the term "interested party" to include a person who holds 5% or more of the company's outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Pursuant to our Articles, our Audit Committee reviews and approves the work program of our internal auditor. Mr. Doron Cohen of Fahn, Kanne & Co., an Israeli accounting firm, serves as our internal auditor.

Employees

As of December 31, 2016, we had ten (10) employees compared to ten (10) employees and independent contractors as of December 31, 2015 and nine (9) employees and independent contractors as of December 31, 2014. As of December 31, 2015, all of our employees and independent contractors were in management, finance and administration and all, other than one independent contractor located in Italy, were located in Israel.

All of our employees who have access to confidential information are required to sign a non-disclosure agreement covering all of our confidential information that they might possess or to which they might have access.

We believe our relations with employees are satisfactory. We have never experienced a strike or work stoppage. We believe our future success will depend, in part, on our ability to continue to attract, retain, motivate and develop highly qualified personnel.

Israeli labor laws and regulations are applicable to our employees located in Israel. Israeli labor laws govern, among other things, the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, annual leave and sick days. In addition, the Israeli Severance Pay Law, 1963, or the Severance Pay Law, generally requires the payment of severance pay equal to one month's salary, based on the most recent salary, for each year of employment or a prorated portion thereof upon the termination of employment of an employee. Unless otherwise indicated in the employment agreement or otherwise required by applicable law and labor orders, the employee is not entitled to severance pay in the event she or he willingly resigns. In order to fund, or partially fund as hereinafter explained, any future liability in connection with severance pay, we make payments equal to 8.33% of the employee's salary every month, to various managers' insurance policies or similar financial instruments.

In the event the employment agreement with an employee provides that the provisions of Section 14 of the Severance Pay Law will apply, our contributions for severance pay are in lieu of our severance liability and the employee is entitled to receive such contributions whether her or his employment is terminated by us or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers' insurance policies or similar financial instruments in the amount of 8.33% of the employee's monthly salary and of the other terms of the relevant permit with respect to this arrangement, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. As required by Israeli law, our employees are also provided with a contribution toward their retirement that amounts to 12.5% of wages, of which the employee contributes 6%. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of January 15, 2017, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(5)	4,016,842	37.6%
Hemi Raphael(3)(5)	3,240,921	30.4%
Ran Fridrich(4)(5)	2,903,184	27.2%
Anita Leviant(6)	*	*
Barry Ben Zeev(6)	*	*
Mordechai Bignitz(6)	*	*
Kalia Weintraub	-	-
Ori Rosenzweig	-	-
______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

(1)
As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from January 15, 2017 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 10,677,370 ordinary shares outstanding as of January 15, 2017. This number of outstanding ordinary shares does not include a total of 256,184 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
According to information provided by the holders, the 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, an Israeli company, which constitute approximately 33.3% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 37.6% of our outstanding ordinary shares.

(3)
The 3,240,921 ordinary shares beneficially owned by Mr. Raphael consist of: (i) 2,786,397 ordinary shares held by Kanir, which constitute approximately 26.1% of our outstanding share capital, (ii) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 3% of our outstanding shares and (iii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, by virtue of his position as a director and majority shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Raphael disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any. In addition, Mr. Raphael, as the sole shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by the BVI private company.

(4)
The 2,903,184 ordinary shares beneficially owned by Mr. Fridrich consist of: (i) 2,786,397 ordinary shares held by Kanir, which constitute approximately 26.1% of our outstanding share capital and (ii) 116,787 ordinary shares held directly by Mr. Fridrich, which constitute approximately 1.1% of our outstanding shares. Mr. Fridrich, by virtue of his position as a director of Kanir Ltd. and his position as a limited partner in Kanir, may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

(5)
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see "Major Shareholders"), Mr. Nehama, Nechama Investments, Kanir and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which together constitute approximately 59.4% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,349,646 ordinary shares, which constitute 50.1% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.7%, 63.6% and 60.5%, respectively, of the outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Messrs. Raphael and Fridrich all disclaim beneficial ownership of the shares held by Nechama Investments.

(6)	Our directors who are not subject to the Management Services Agreement currently hold, in the aggregate, options currently exercisable into 19,502 ordinary shares.

Our directors currently hold, in the aggregate, options to purchase 22,502 ordinary shares. The options have a weighted average exercise price of approximately $7.34 per share and have expiration dates until 2026. During the years ended December 31, 2014, 2015 and 2016 each of Anita Leviant, Barry Ben Zeev and Mordechai Bignitz, all members of our Board, were granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. The exercise price for the underlying shares of such options is the "Fair Market Value" (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. The options granted to directors under the 1998 Plan have exercise prices ranging from $4.7 to $9.37 per share, with various expiration dates. As described above under "Compensation - Compensation of Non-Executive Directors", the options granted to our directors (for Ms. Leviant commencing in 2012 and for our external directors commending in 2016) vest on the first anniversary of the grant date. Of the options held by our directors, options to purchase 19,502 ordinary shares are currently exercisable and the balance will become exercisable on August 1, 2017.

None of our officers currently hold options to purchase our ordinary shares.

On July 14, 2014, we announced the passing away of our former director, Oded Akselrod, and in May 2015, his estate exercised options to acquire 7,998 shares. We received an aggregate amount of approximately $44,500 as consideration in connection with the exercise of those options. In August 2015, Eran Zupnik, who previously served as our EVP of Business Development exercised options to purchase 132,195 shares. We received an aggregate amount of approximately $1.1 million as consideration in connection with the exercise of those options. Mr. Zupnik's remaining options expired.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see "Compensation."

As of January 1, 2016, December 31, 2016 and January 1, 2017, there were 38,081, 35,083 and 35,083 ordinary shares, respectively, available for future grants under the 1998 Plan.

2000 Stock Option Plan

In 2000, we adopted the 2000 Stock Option Plan, or the 2000 Plan, to provide for grants of service and non-employee options to purchase ordinary shares to our officers, employees, directors and consultants. The 2000 Plan provides that it may be administered by the Board, or by a committee appointed by the Board, and is currently administered by our Board.

As amended, the 2000 Plan provides for the issuance of 1,772,459 ordinary shares. During 2008 we repurchased options to acquire approximately 990,000 ordinary shares from employees and such options were canceled, decreasing the amount of shares reserved for issuance the 2000 Plan. The 2000 Plan, as amended, currently terminates on August 31, 2018.

 Our Board has broad discretion to determine the persons entitled to receive options under the 2000 Plan, the terms and conditions on which options are granted, and the number of ordinary shares subject thereto. Our Board delegated to our management its authority to issue ordinary shares issuable upon exercise of options under the 2000 Plan. The exercise price of the options under the 2000 Plan is determined by our Stock Option and Compensation Committee, provided, however, that the exercise price of any option granted shall not be less than eighty percent (80%) of the stock value at the date of grant of such options. The stock value at any time is equal to the then current fair market value of our ordinary shares. For purposes of the 2000 Plan (as amended), the fair market value means, as of any date, the last reported closing price of the ordinary shares on such principal securities exchange on the most recent prior date on which a sale of the ordinary shares took place.

Our Board determines the term of each option granted under the 2000 Plan, including the vesting period; provided, however, that the term of an option shall not be for more than 10 years. Unless otherwise agreed by the parties, upon termination of employment, all unvested options lapse, and generally within three months from such termination all vested but not-exercised options shall lapse.

The options granted are subject to restrictions on transfer, sale or hypothecation. Options and ordinary shares issuable upon the exercise of options granted to our Israeli employees are held in a trust until the payment of all taxes due with respect to the grant and exercise (if any) of such options.

We have elected the benefits available under the "capital gains" alternative of Section 102 of the Israeli Tax Ordinance. Pursuant to this election, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee's marginal tax rate). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we were previously entitled to do. We may change the election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

As of January 15, 2017, there were no outstanding options under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2016, December 31, 2016 and January 15, 2017, was 595,009.

3.12.       PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of January 15, 2017, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (the most recent is a Schedule 13D/A filed on September 3, 2013) and on information provided by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(5)	4,016,842	37.6%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)(6)	2,786,397	26.1%
___________________________

* Represents beneficial ownership of less than 1% of ordinary shares.

(1)
As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from January 15, 2017 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 10,677,370 ordinary shares outstanding as of January 15, 2017. This number of outstanding ordinary shares does not include a total of 256,184 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 4,016,842 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,551,869 ordinary shares held by Nechama Investments, which constitute approximately 33.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 4.4% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 37.6% of our outstanding ordinary shares.

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Messrs. Hemi Raphael and Ran Fridrich, who are members of our Board of Directors, are the sole directors of Kanir Ltd. and Mr. Raphael is a majority shareholder of Kanir Ltd. As a result, Messrs. Raphael and Fridrich may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir, which constitute, together with their holdings as set forth in footnote (4), 30.4% and 27.2%, respectively, of our outstanding ordinary shares. Kanir Ltd. and Messrs. Raphael and Fridrich disclaim beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
Mr. Raphael beneficially owns 454,524 ordinary shares, consisting of: (i) 314,514 ordinary shares held by a BVI private company wholly-owned by Mr. Raphael, which constitute approximately 3% of our outstanding shares and (ii) 140,010 ordinary shares held directly by Mr. Raphael, which constitute approximately 1.3% of our outstanding shares. Mr. Raphael, as the sole officer, director and shareholder of such private company, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by such private company, which constitute (together with the shares held directly by him) approximately 4.3% of our outstanding ordinary shares. Mr. Fridrich directly owns 116,787 ordinary shares, which constitute approximately 1.1% of our outstanding shares.

(5)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Raphael and Fridrich may be deemed to be members of a group that holds shared voting power with respect to 6,338,266 ordinary shares, which constitute approximately 59.4% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,349,646 ordinary shares, which constitute 50.1% of the outstanding ordinary shares. Accordingly, taking into account the shares directly held by Messrs. Nehama, Raphael (taking into account also shares held by the private company wholly-owned by him) and Fridrich, they may be deemed to beneficially own approximately 63.7%, 63.6% and 60.5%, respectively, of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd. and Messrs. Raphael and Fridrich disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(6)
Bonstar Investments Ltd., or Bonstar, an Israeli company, holds 233,258 ordinary shares, which constitute approximately 2.2% of the outstanding ordinary shares. Bonstar is a limited partner of Kanir and assisted Kanir in the financing of the purchase of some of its ordinary shares. Accordingly, Bonstar may be deemed to be a member of a group with Kanir and its affiliates, although there are no agreements between Bonstar and either of such persons and entities with respect to the ordinary shares beneficially owned by each of them. Mr. Joseph Mor and Mr. Ishay Mor are the sole shareholders of Bonstar and Mr. Joseph Mor serves as the sole director of Bonstar. Messrs. Joseph Mor and Ishay Mor also hold, through a company jointly held by them, 175,000 ordinary shares, which constitute approximately 1.6% of the outstanding ordinary shares. By virtue of their control over Bonstar and the other company, Messrs. Joseph Mor and Ishay Mor may be deemed to indirectly beneficially own the 408,258 ordinary shares beneficially owned by Bonstar and by the other company, which constitute approximately 3.8% of the ordinary shares. Each of Bonstar and Messrs. Joseph Mor and Ishay Mor disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir and Nechama Investments, except to the extent of their respective pecuniary interest therein, if any.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of January 15, 2017, there were 43* record holders of ordinary shares, of which 16 represented United States* record holders holding approximately 31.7% of our outstanding ordinary shares (including approximately 31.3% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or "street name" through various brokerage firms.
______________________
* Including the Depository Trust Company

2008 Shareholders Agreement

Pursuant to public filings made and information provided by Kanir and Nechama Investments and their affiliates, on March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement, with respect to their holdings of our ordinary shares. The following summary is based on public filings made by the parties to the 2008 Shareholders Agreement, which include a more detailed description of the 2008 Shareholders Agreement and a copy of such agreement and that are not incorporated by reference herein.

The parties to the 2008 Shareholders Agreement agreed to vote all our ordinary shares held by them as provided in the 2008 Shareholders Agreement. Where the 2008 Shareholders Agreement is silent as to a matter brought before our shareholders, the parties will agree in advance as to how they will vote. In the event that the parties do not reach an agreement regarding any such matter, they will vote all of their ordinary shares against such matter. In addition, the parties agreed to use their best efforts to amend our articles to require that, if so requested by at least two of our directors, certain matters, such as related party transactions and any material change in the scope of our business, will require the approval of a simple majority of the outstanding ordinary shares. At our annual shareholders meeting held on December 30, 2008, our shareholders approved the adoption of our Second Amended and Restated Articles, as requested by Kanir and Nechama Investments and that includes, among other things, the revisions contemplated in the 2008 Shareholders Agreement. For more information, see "Memorandum of Association and Second Amended and Restated Articles."

The parties to the 2008 Shareholders Agreement further agreed to use their best efforts to ensure that the composition of our Board will be in accordance with the agreements set forth therein.

The 2008 Shareholders Agreement also contains certain agreements with respect to the ordinary shares held by each party that constitute, from time to time, 25.05% of the outstanding ordinary shares and, in the aggregate, 50.1% of the outstanding ordinary shares (these shares are defined in the 2008 Shareholders Agreement as the Restricted Shares), including a lock-up period, right of first refusal, tag along and a buy/sell notice mechanism.

The parties to the 2008 Shareholders Agreement agreed not to enter into any additional voting or similar agreements with any of our other shareholders during the term of the 2008 Shareholders Agreement, which will be in effect so long as (i) the parties hold more than 50% of our outstanding ordinary shares or (ii) each of the parties holds all of its Restricted Shares (unless the lending bank of the parties to the 2008 Shareholders Agreement forecloses on its pledge on the Restricted Shares of either party, causing the immediate termination of the 2008 Shareholders Agreement).

Encumbrances Placed on our Securities

Pursuant to public filings made and information provided by Kanir, on March 27, 2008, Kanir entered into a loan agreement with Israel Discount Bank Ltd. in order to finance the purchase of our ordinary shares and warrants to purchase our ordinary shares. As collateral for the loans, Israel Discount Bank Ltd. received a first-priority pledge over 2,692,892 ordinary shares, or 25.2% of our outstanding ordinary shares, held by Kanir. A default of Kanir under its agreement with Israel Discount Bank Ltd. could cause a foreclosure with respect to our ordinary shares subject to the pledge to such bank, which could result in a change of control of Ellomay. It is our understanding that Kanir is currently in compliance with all of its covenants under the loan agreement. A summary of the loan agreement was filed by Kanir with the SEC on March 31, 2008 as Exhibit 17 to an amendment to a Schedule 13D and is not incorporated by reference herein.

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. During 2014 we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, or 60.1% of our ordinary shares, which became effective on November 17, 2014. The registration of the shares included in this registration statement will enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a "controlled company" for purposes of the NYSE MKT rules.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Management Services Agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board.

The Management Services Agreement provides, among other things, that Meisaf and Kanir, through their employees, officers and directors, will assist us in connection with the process of identifying and evaluating opportunities to acquire operations, otherwise provide us with management services and advise and provide assistance to our management concerning our affairs and business. It is further agreed that the management services will be provided primarily by Messrs. Nehama, Fridrich and Raphael.

In addition, the Management Services Agreement notes that Kanir's and Meisaf's representatives on our Board of Directors, Messrs. Nehama, Fridrich and Raphael, or other affiliates of such entities, serve and will continue to serve on our Board of Directors. In providing the Board services, the directors and the Chairman of the Board will be subject to any and all fiduciary and other duties applicable to them under law and under our Articles and they are required to dedicate as much time as reasonably necessary for the proper performance of such services.

In consideration of the performance of the management services and the Board services, we have agreed to pay to Meisaf and Kanir, in equal parts, an aggregate annual fee in the amount of $250,000, to be paid on a quarterly basis. Such annual fee was increased to $400,000 at the 2013 Shareholders Meeting. Meisaf and Kanir will also be entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them in connection with the provision of the services, as customary in the Company. In connection with the Management Services Agreement, the Board representatives of Kanir and Mr. Nehama waived any director fees and options to purchase our ordinary shares they may be entitled to as a result of their service on our Board. In addition, Mr. Fridrich, who first served as our Interim Chief Executive Officer and is now our Chief Executive Officer, serves as our Chief Executive Officer since January 2009 as part of the management services provided pursuant to the Management Services Agreement, and agreed not to receive any additional compensation or other benefits beyond the fees paid in connection with the Management Services Agreement.

The term of the Management Services Agreement was extended at our shareholders meeting held in 2009, 2010, 2011 and 2013. At our 2016 Shareholders Meeting, following the approval of our Audit Committee, Compensation Committee and Board, our shareholders approved a further extension of the term of the Management Services Agreement, so that it shall remain in effect until the earlier of: (i) June 17, 2019, (ii) the termination of service of either of the Kanir and Nechama Investments affiliates on our Board of Directors, or (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to us or by us to Meisaf and Kanir.

For a further discussion of transactions and balances with related parties see "Property, Plants and Equipment" under "Business" and "Compensation," "Board Practices" and "Indemnification, Exemption and Insurance of Executive Officers and Directors" under "Management" above and Note 15 to our consolidated financial statements, which are included elsewhere in this Prospectus and the disclosure concerning the registration of shares held by our controlling shareholders set forth above.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Memorandum of Association and Second Amended and Restated Articles

Set forth below is a brief description of certain provisions contained in the Memorandum of Association, the Second Amended and Restated Articles, adopted by our shareholders at our general meeting held on December 30, 2008, as amended, as well as certain statutory provisions of Israeli law. The description of certain provisions does not purport to be a complete summary of these provisions.

Authorized Share Capital

Our authorized share capital is one hundred seventy million (170,000,000) New Israeli Shekels, divided into seventeen million (17,000,000) ordinary shares, NIS 10.00 par value per share.

Due to the fact that we were incorporated prior to 1999, the year the Companies Law was enacted, a special majority of 75% of the shares voting on the matter is generally required in order to amend our Memorandum, however, pursuant to our Memorandum, changes to our capital structure, such as an increase in our authorized capital, only require the vote of a majority of the shares voting on the matter.

As approved at our annual general meeting held on December 22, 2010, following the approval of our Board of Directors, we effected a ten-for-one reverse share split of our ordinary shares on June 9, 2011. All fractional shares resulting from such reverse split which were one-half share or more were increased to the next higher whole number of shares and all fractional shares which were less than one-half share were decreased to the next lower whole number of shares. The purpose of the reverse share split was to increase the price of our ordinary shares in order to enable us to meet the minimum bid price initial listing requirements of the NYSE MKT.

Purpose and Objective

We are a public company registered under the Companies Law as Ellomay Capital Ltd., registration number 52-003986-8. Pursuant to Article 3.1 of our Articles, our objective is to undertake any lawful activity, including any objective set forth in our Memorandum of Association. Pursuant to Article 3.2 of our Articles, our purpose is to operate in accordance with commercial considerations with the intentions of generating profits. In addition, we may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within our business considerations. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

Board of Directors

Under the Companies Law, our Board is authorized to determine our strategy and supervise the performance of the duties and actions of our chief executive officer. Our Board may not delegate to a committee of the Board or the chief executive officer the right to decide on certain of the authorities vested in it, including determination of our strategy, distributions, certain issuances of securities and approval of financial reports. The powers conferred upon the Board are vested in the Board as a collective body and not in each one or more of the directors individually. Unless otherwise set forth in a resolution of the shareholders, our Articles provide that our Board shall consist of not less than four (4) nor more than eight (8) directors (including any external directors whose appointment is mandated under the Companies Law).

Pursuant to the Companies Law, publicly traded companies must appoint at least two external directors to serve on their board of directors and audit committee. For further information concerning external directors see "Board Practices" under "Management" above.

The Companies Law codifies the fiduciary duties that an office holder has to a company. An office holder's fiduciary duties consist of a duty of loyalty and a duty of care. For more information concerning these duties, the approval process of certain transactions and other board practices see "Board Practices" under "Management" above.
Our directors cannot vote approve compensation to themselves or any members of their body without the approval of our compensation committee and our shareholders. For more details concerning the approval process of Terms of Service and Employment of office holders see "Board Practices" under "Management" above. Borrowing powers exercisable by the directors are not specifically outlined in our Articles.

No person shall be disqualified to serve as a director by reason of his not holding our shares in. Additionally, our Articles do not provide for an age in which directors are required to retire.

Rights of Shareholders

No preemptive rights are granted to holders of our ordinary shares under the Articles or the Companies Law. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders, including the election of directors.

The directors are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power, represented in person or by proxy, will have the power to elect all the directors. On March 24, 2008, in connection with the purchase of a controlling interest of our ordinary shares, Nechama Investments and Kanir entered into the 2008 Shareholders Agreement. Under the 2008 Shareholders Agreement, both parties agreed to vote all of our shares held by them as provided in the agreement and, where the agreement is silent, as the parties shall agree prior to any meeting of our shareholders. In addition, the 2008 Shareholders Agreement provides that in the event the parties do not reach an agreement regarding certain resolution proposed to our shareholders meeting, the parties shall vote all of their shares against such proposed resolution. For further information with respect to the 2008 Shareholders Agreement, see "Major Shareholders" under the caption "2008 Shareholders Agreement."

Following the adoption of the Articles at our general meeting of shareholders held on December 30, 2008, Article 25.5 provides that for so long as the 2008 Shareholders Agreement is in effect, at the written request of any two directors with respect to any proposed action or transaction (including certain related party transactions, any amendments to our Memorandum of Association or Articles, any merger or consolidation of the Company, any material change in the scope of our business, the voluntary liquidation or dissolution of the Company, approval of annual budget or business plan and material deviations therefrom and any change in signatory rights on behalf of the Company), such action or transaction shall require the approval of our general meeting by a resolution supported by members present, in person or by proxy, vested with at least 50.1% of our outstanding shares, or by such higher approval threshold as may be required by Israeli law.

Chairman of the Board

Our Articles provide that our Chairman of the Board shall have no casting vote, unless (i) the Chairman of the Board is then Mr. Shlomo Nehama and (ii) Nechama Investments, together with any Affiliates (as defined in our Articles) thereof, then holds at least 25.05% of our outstanding shares. Our Articles further provide that, notwithstanding the foregoing, in case Mr. Shlomo Nehama elects to exercise his casting vote in respect of a specific resolution brought before our Board, or the Triggering Resolution, then (a) prior to such exercise, Nechama Investments shall be required to trigger the "Buy Me Buy You" mechanism set forth in the 2008 Shareholders Agreement as an Offering Party (as defined in the 2008 Shareholders Agreement), whereby the Triggering Resolution will be pending until the consummation of the sale of the Restricted Shares (as defined in the 2008 Shareholders Agreement) of one party to the 2008 Shareholders Agreement to the other party of the 2008 Shareholders Agreement in accordance with such "Buy Me Buy You" mechanism; and (b) in the event that three (3) of the members of our Board so require, the Triggering Resolution shall be conditioned upon the approval of our General Meeting pursuant to Article 25.1 of the Articles (requiring a special majority of 50.1% of our outstanding shares). Upon a transfer of the Restricted Shares by Kanir to third party in accordance with the terms of the 2008 Shareholders Agreement, the casting vote of the Chairman of the Board shall expire.

Dividends and Liquidation Rights

Our Board of Directors is authorized to declare dividends, subject to applicable law. Dividends may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Alternatively, if we do not have sufficient profits or other surplus, then permission to effect a distribution can be granted by order of an Israeli court. In any event, a distribution is permitted only if there is no reasonable concern that the distribution will prevent us from satisfying our existing and foreseeable obligations as they become due.

Upon recommendation by the Board, dividends may be paid, in whole or in part, by the distribution of certain of our specific assets, of our shares or debentures, or shares or debentures of any other company, or in any combination of such manners. Subject to special or restricted rights conferred upon the holders of shares as to dividends, if any, the dividends shall be distributed in accordance with our paid-up capital attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for its payment shall be forfeited and returned to us, unless otherwise directed by our Board. In the event of the winding up of Ellomay, then, after satisfaction of liabilities to creditors and subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made. Dividend and liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

For more information concerning our dividend distribution policy see "Dividend Policy."

Redemption Provisions

We may, subject to any applicable law, issue redeemable securities and then redeem them.

Liability to Capital Calls

The liability of our shareholders for the indebtedness of the Company is limited to payment of the nominal value of the shares held by them.

Certain Transactions with Controlling Persons

No provision in the Articles discriminates against an existing or prospective holder of securities, as a result of such shareholder owning a substantial amount of shares. However, the Companies Law extends the disclosure requirements applicable to office holders as described in "Board Practices" under "Management" above, to a controlling shareholder in a public company. For purposes of the issues described in these paragraphs, the Companies Law defines a controlling shareholder a shareholder who can direct the activities of the company, including a presumption that a person who holds 25% or more of the voting rights at the company's general meeting, provided there is no other person that holds more than 50% of the voting rights in such company is a controlling shareholder. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating the percentages held by them. If two or more shareholders are parties to a voting agreement, their interests are also generally combined for the purposes of calculating percentages.

"Extraordinary Transactions" (as such term is defined by the Companies Law and as set forth in "Board Practices" under "Management" above) of a public company with its controlling shareholder or with another person if the controlling shareholder has a personal interest in such transaction, including certain private offering of securities in which the controlling shareholder has a personal interest, a transaction between a company and a controlling shareholder or her or his relative, directly or indirectly, including through a company controlled by her or him, relating to the receipt by the company of services from her or him, and, if such controlling shareholder or her or his relative are office holders, a transaction in connection with their Terms of Service and Employment or, if he or she is an employee of the company and not an office holder, a transaction of the company with such person in connection with his or her employment by the company, all are required to be for the benefit of the company and require the approval of the audit committee, the board of directors and the shareholders. The shareholders' approval of such a transaction requires a simple majority approval and the fulfillment of one of the following conditions: (i) at least a majority of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than two percent of the voting rights in the company. In addition, any such transaction with a term that exceeds three years requires approval as described above every three years, unless (with respect only to extraordinary transactions and not to other transactions that require the special approval process) the audit committee approves that a longer term is reasonable under the circumstances. For more information concerning the roles of the audit committee in connection with related party transactions, including a recent amendment to the Companies Law, see "Board Practices" under "Management" above. For more information concerning the approval process and requirements in connection with the Terms of Service and Employment of controlling shareholders and their relatives see "Compensation" under "Management" above.

Pursuant to the Companies Regulations (Relief from Related Party Transactions), 2000, promulgated under the Companies Law, or the Relief Regulations, certain extraordinary transactions between a company and its controlling shareholder(s), certain undertakings of a company to its directors in connection with their terms of service and certain transactions between a company and its controlling shareholder(s) or their relatives in their capacity as office holders or employees of the company may be approved, if the conditions set forth in such regulations are met, without the requirement to obtain shareholder approval. The Relief Regulations require that the company's audit committee and board of directors determine that the conditions set forth in the Relief Regulations are met. One of the alternative conditions for approving an extraordinary transaction with a controlling shareholder is that such transaction only benefits the company. Another available condition is that the transaction is in the ordinary course of business, on market terms, and does not harm the company.

Changing Rights Attached to Shares

According to our Articles, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class by the majority that is generally required for the amendment of the Articles or, if higher, the Memorandum. The provisions of the Articles relating to General Meetings of our shareholders shall apply, mutatis mutandis, to any separate General Meeting of the holders of the shares of a specific class; provided, however, that the requisite quorum at any such separate General Meeting shall be one or more members present in person or by proxy and holding not less than thirty three and one third percent (33 1/3%) of the issued shares of such class.

Pursuant to the Companies Law, the quorum requirement for General Meetings and for separate General Meetings for holders of a specific class may be satisfied with the presence of at least two members present in person or by proxy and holding not less than 25% of the outstanding shares, or the shares of such class, as the case may be.

Annual and Extraordinary Meetings of our Shareholders

Pursuant to the Companies Law, an annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the preceding annual meeting) and at such place as may be determined by the board of directors. The board of directors may, at any time, convene extraordinary general meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing from any of the following: (i) two directors or one quarter of the directors holding office; (ii) one or more shareholders holding at least 5% of the issued capital and at least 1% of the voting rights in the Company; or (iii) one or more shareholders holding at least 5% of the voting rights in the Company. A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company's registered office. When the board of directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted. In the event the board of directors does not convene the extraordinary meeting despite the receipt of a valid requisition, the persons requisitioning the meeting may convene the meeting themselves, provided that such meeting shall not be held more than three months following the delivery of the requisition and will be convened, to the extent possible, in the same manner as general meetings are convened by the board of directors.

Prior to any general meeting a written notice thereof shall be made public as required by Israeli law. The Articles provide that we shall not be required to deliver notice to each shareholder, except as may be specifically required by Israeli law. The Articles further provide that a notice by us of a general meeting that is published in one international wire service shall be deemed to have been duly given on the date of such publication.

Two or more members present in person or by proxy and holding shares conferring in the aggregate more than 25% of the total voting power attached to our shares shall constitute a quorum at general meetings. If a meeting is adjourned due to the lack of a quorum, any two shareholders, present in person or by proxy at the subsequent adjourned meeting, will constitute a quorum. Unless provided otherwise by the terms of issue of the shares, no member shall be entitled to be present or vote at a general meeting (or to be counted as part of the quorum) unless all amounts due as of the date designated for same general meeting with respect to his shares were paid. A resolution shall be deemed adopted if the requisite quorum is present and the resolution is supported by members present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the shares whose holders were present, in person or by proxy, at such meeting and voted thereon, or such other percentage required by law or set forth in the Articles from time to time.

Limitations on the Rights to Own Securities in Our Company

Our Memorandum of Association and Articles and the laws of the State of Israel do not restrict in any way the ownership or voting of ordinary shares by non-residents, except that shares held by citizens of countries which are in a state of war with Israel will not confer any rights to their holders unless the Ministry of Finance consents otherwise.

Anti-takeover Provisions; Mergers and Acquisitions under Israeli Law

The Companies Law permits merger transactions with the approval of each party's board of directors and generally requires shareholder approval as well. A merger with a wholly owned subsidiary does not require approval of the target company's shareholders. A merger does not require approval of the surviving company's shareholders if: (i) the merger does not require the adoption of amendments to the surviving company's memorandum of association or articles and (ii) the surviving company does not issue more than 20% of its voting power in connection with the merger and as a result of the issuance no shareholder would become a controlling shareholder (for this purpose any securities convertible into shares of the surviving company that such person holds or that are issued to him in the course of the merger are deemed to have been converted or exercised). Shareholder approval of the surviving company would nevertheless be required if the other party to the merger, or a person holding more than 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, holds any shares of the surviving company. In accordance with the Companies Law, our Articles provide that a merger may be approved at a shareholders meeting by a majority of the voting power represented at the meeting, in person or by proxy, and voting on that resolution. The Companies Law provides that in determining whether the required majority has approved the merger, shares held by the other party to the merger, any person holding at least 25% of the outstanding voting shares or means of appointing the board of directors of the other party to the merger, or the relatives or companies controlled by these persons, are excluded from the vote. As described above, our Articles currently provide, under certain circumstances, including a merger of the Company, that two directors may require that, in addition to the majority prescribed by the Companies Law, a merger be approved by a resolution supported by shareholders present, in person or by proxy, vested with at least 50.1% of our outstanding shares. For additional voting requirements that may apply to us pursuant to Article 25.5 of our Articles in connection with a proposed merger see "Rights of Shareholders" above.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order blocking the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and 30 days have passed from the shareholder approval of the merger in each merging company.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition: (1) was made in a private placement that received shareholder approval as a private placement and was meant to grant the purchaser 25% or more of the voting rights of a company in which no other shareholder holds 25% or more of the voting rights, or to grant the purchaser more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a shareholder holding more than a 45% interest in the company which resulted in the acquiror becoming a holder of more than a 45% interest in the company.

If, as a result of an acquisition of shares, the acquiror will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or a full tender offer. A full tender offer is accepted if either: (i) holders of less than 5% of the outstanding shares do not accept the tender offer and more than half of the offerees who do not have a personal interest in accepting the tender offer accepted it, or (ii) holders of less than 2% of the outstanding shares do not accept the tender offer. If the full tender offer is not accepted, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

The Companies Law provides for appraisal rights in the event a full tender offer is accepted if the shareholder files a request with the court within six months following the consummation of a full tender offer. The acquirer may provide in the tender offer documents that any shareholder that accepted the offer and tendered his shares will not be entitled to appraisal rights.

Duties of Shareholders and of Controlling Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

•	any amendment to the articles;

•	an increase in the company's authorized share capital;

•	a merger; or

•	approval of related party transactions that require shareholder approval.

A shareholder also has a general duty to refrain from depriving any other shareholders of their rights as shareholders.

In addition, a duty to act with fairness towards the company is imposed on: (i) anyone who controls a company, i.e. a person that has the ability to direct the activity of a company, excluding an ability deriving merely from holding an officer or director or another office in the company (a person shall be presumed to control a corporation if he or she holds half or more of certain means of control, i.e. rights to vote at a general meeting and the right to appoint directors or general manager), (ii) any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and (iii) any shareholder who has the power to appoint or prevent the appointment of an office holder in the company. The Companies Law does not describe the substance of this duty of fairness.
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